UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

EXPLANATORY NOTE

This Report and the financial information contained herein is being filed in compliance with Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) as a result of a subsequent change in composition of certain of our segments. Specifically, as a result of the transfer of responsibility for the investment in the joint venture Toll Collect GmbH ("Toll Collect") from T-Com to T-Systems effective as of April 1, 2004, SFAS 131 requires that we recast prior year financial statements to conform to the restructured segment composition. Accordingly, we have made changes to page F-7, "Statement of Segment Reporting", and "Note (36) Segment Reporting", to the financial statements previously filed in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2003. Such change is not required by German statutory reporting and filing regulations. All other information contained in these financial statements remain unaffected by this change in segment composition, except that the report of independent registered public accounting firms thereon has been reissued to include these changes.

i

DEFINED TERMS

The term "Report" refers to this Report on Form 6-K for the six-month period ended June 30, 2004.

Deutsche Telekom AG is a private stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term "Deutsche Telekom" refers to Deutsche Telekom AG and the terms "we," "us", "our", "the Company" and "Group" refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 101 East 52nd Street, New York, N.Y. 10022.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words "expects," "anticipates," "believes," "intends," "estimates," "aims," "plans," "will," "will continue," "seeks" and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from disposals; the development of our cost control initiatives, including in the area of personnel reduction; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer our services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in "Forward-Looking Statements," "Item 3. Key Information — Risk Factors" and "Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Business" contained in our most recent Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

ii

DEUTSCHE TELEKOM AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Management and Shareholders of Deutsche Telekom AG

We have audited the accompanying consolidated balance sheets of Deutsche Telekom AG as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, cash flows, and segment reporting for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deutsche Telekom AG at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Germany.

As discussed in the Summary of Accounting Policies note to the financial statements, the Company changed its basis of presentation of the statement of operations in 2003.

Accounting principles generally accepted in Germany vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature of such differences is presented in Notes 41 through 44 to the consolidated financial statements.

March 11, 2004,
except for Note 36 as to which the date is August 9, 2004.

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftspruefungsgesellschaft
Stuttgart

(Prof. Dr. Pfitzer)	(Hollweg)
Wirtschaftspruefer	Wirtschaftspruefer
PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft Frankfurt am Main
(Frings)	(Laue)
Wirtschaftspruefer	Wirtschaftspruefer

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the year ended December 31,
	Notes	2003	2002	2001
		(millions of €)
Net revenue	(1)	55,838	53,689	48,309
Cost of sales	(2)	(31,402)	(44,477)	(29,766)
Gross profit		24,436	9,212	18,543
Selling costs	(3)	(13,505)	(13,264)	(11,675)
General and administrative costs	(4)	(4,976)	(6,062)	(5,622)
Other operating income	(5)	4,558	3,901	6,619
Other operating expenses	(6)	(5,084)	(14,915)	(5,078)
Operating results		5,429	(21,128)	2,787
Financial income (expense), net	(7)	(4,031)	(6,022)	(5,348)
Results from ordinary business activities(1)		1,398	(27,150)	(2,561)
Income tax benefit (expense)	(8)	225	2,847	(751)
Income (loss) after tax benefit (expense)		1,623	(24,303)	(3,312)
(Income) loss applicable to minority shareholders	(9)	(370)	(284)	(142)
Net income (loss)		1,253	(24,587)	(3,454)
Earnings (loss) per share in €		0.30	(5.86)	(0.93)

(1)	Including other taxes in accordance with the classification of the statement of operations by the cost-of-sales method.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2003	2002
		(millions of €)
Assets
Noncurrent assets
Intangible assets	(13)	45,193	53,402
Property, plant and equipment	(14)	47,268	53,955
Financial assets	(15)	3,190	4,169
		95,651	111,526
Current assets
Inventories, materials and supplies	(16)	1,432	1,556
Receivables	(17)	5,762	6,258
Other assets	(18)	3,162	3,392
Marketable securities	(19)	173	413
Liquid assets	(20)	9,127	1,905
		19,656	13,524
Prepaid expenses and deferred charges	(21)	772	771
		116,079	125,821
Shareholders' equity and liabilities Shareholders' equity	(22)
Capital stock	(23)	10,746	10,746
Additional paid-in capital	(24)	50,092	50,077
Retained earnings	(25)	248	248
Unappropriated net income (loss) carried forward from previous year		(24,564)	23
Net income (loss)		1,253	(24,587)
Cumulative translation adjustment account		(8,017)	(5,079)
Minority interest	(26)	4,053	3,988
		33,811	35,416
Accruals
Pensions and similar obligations	(28)	4,456	3,942
Other accruals	(29)	11,247	12,155
		15,703	16,097
Liabilities	(30)
Debt		55,411	63,044
Other		10,451	10,541
		65,862	73,585
Deferred income		703	723
		116,079	125,821

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Net income (loss)	1,253	(24,587)	(3,454)
Income applicable to minority shareholders	370	284	142
Income (loss) after taxes	1,623	(24,303)	(3,312)
Depreciation and amortization	12,884	36,880	15,221
Income tax (benefit) expense	(225)	(2,847)	751
Net interest expense	3,776	4,048	4,138
Net gains from the disposition of noncurrent assets	(792)	(428)	(1,106)
Results from associated companies	247	430	547
Other noncash transactions	(699)	1,144	(1,146)
(Increase) decrease in capitalized working capital(1)	(542)	184	428
(Increase) decrease in accruals	1,584	1,410	(136)
Decrease in other working capital carried as a liability(2)	149	101	761
Income taxes (paid) received	88	(15)	10
Dividends received	39	63	115
Cash generated from operations	18,132	16,667	16,271
Interest paid	(4,481)	(6,112)	(4,779)
Interest received	665	1,908	442
Net cash provided by operating activities	14,316	12,463	11,934
Cash outflows for investments in — intangible assets	(844)	(841)	(1,021)
— property, plant and equipment	(5,187)	(6,784)	(9,847)
— financial assets	(373)	(568)	(498)
— consolidated companies	(275)	(6,405)	(5,695)
Cash inflows from disposition of — intangible assets	24	14	208
— property, plant and equipment	1,055	1,304	1,146
— financial assets	1,569	1,130	3,514
— shareholdings in consolidated companies and business units	1,510	697	1,004
Net change in short-term investments and marketable securities	(18)	226	4,440
Other	466	1,187	1,384
Net cash used for investing activities	(2,073)	(10,040)	(5,365)
Changes in short-term debt	(9,214)	(10,012)	(10,266)
Issuance of medium and long-term debt	6,951	11,677	13,949
Repayments of medium and long-term debt	(2,879)	(3,472)	(6,589)
Dividends paid	(92)	(1,582)	(1,905)
Proceeds from exercise of stock options and warrants	15	1	—
Change in minority interests	(7)	(47)	—
Net cash used for financing activities	(5,226)	(3,435)	(4,811)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(43)	(14)	(26)
Net increase (decrease) in cash and cash equivalents	6,974	(1,026)	1,732
Cash and cash equivalents, at beginning of year	1,712	2,738	1,006
Cash and cash equivalents, at end of year	8,686	1,712	2,738

(1)	Change in receivables, liabilities, other assets, inventories, materials and supplies and prepaid expenses and deferred charges.

(2)	Change in other liabilities (which do not relate to financing activities) and deferred income.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

			Consolidated shareholders' equity generated							Minority interest
millions of €	Capital stock nominal value	Additional paid-in capital	Retained earnings	Unappr. net income (loss) carried forward	Net income (loss)	Cumulative translation adjustment account	Shareholders' equity in. acc. with consol. bal. sheet	Treasury shares(1)	Total	Minority interest capital	Cumulative Translation adjustment account	Total in acc. with cons. bal. sheet	Consol. shareholders' equity(1)
Balance at Jan. 1, 2001	7,756	24,290	1,159	44	5,926	(761)	38,414	(7)	38,407	4,667	(365)	4,302	42,709
Changes in the composition of the Group										808		808	808
Dividends for 2000				(1,877)			(1,877)		(1,877)	(33)		(33)	(1,910)
Unappropriated net income carried forward			3,992	1,934	(5,926)		—		—				—
Increase in nominal value of capital stock	2,990	25,704					28,694		28,694				28,694
Loss after taxes					(3,454)		(3,454)		(3,454)	142		142	(3,312)
Difference from currency translation			28			(811)	(783)		(783)		88	88	(695)
Balance at Dec. 31, 2001	10,746	49,994	5,179	101	(3,454)	(1,572)	60,994	(7)	60,987	5,584	(277)	5,307	66,294
Changes in the composition of the Group										(1,586)		(1,586)	(1,586)
Dividends for 2001				(1,539)			(1,539)		(1,539)	(43)		(43)	(1,582)
Unappropriated net income (loss) carried forward			(4,915)	1,461	3,454		—		—				—
Stock issued for the acquisition of VoiceStream/Powertel		83					83		83				83
Loss after taxes					(24,587)		(24,587)		(24,587)	284		284	(24,303)
Difference from currency translation			(16)			(3,507)	(3,523)		(3,523)		26	26	(3,497)
Balance at Dec. 31, 2002	10,746	50,077	248	23	(24,587)	(5,079)	31,428	(7)	31,421	4,239	(251)	3,988	35,409
Changes in the composition of the Group										(123)		(123)	(123)
Dividends for 2002										(102)		(102)	(102)
Unapproriated net income (loss) carried forward				(24,587)	24,587		—		—				—
Stock issued on exercise of stock options, warrants and exchange rights		15					15		15				15
Income after taxes					1,253		1,253		1,253	370		370	1,623
Difference from currency translation						(2,938)	(2,938)		(2,938)		(80)	(80)	(3,018)
Balance at Dec. 31, 2003	10,746	50,092	248	(24,564)	1,253	(8,017)	29,758	(7)	29,751	4,384	(331)	4,053	33,804

(1)	Treasury shares are included within marketable securities in the consolidated balance sheets.

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENT OF SEGMENT REPORTING (RESTATED)

		Net revenue	Revenue between segments	Depreciation and amortization	Net interest income/ (expense)	Income/ (loss) related to associated and related companies	Income/ (loss) before income taxes	Segment assets	Segment investments	Segment liabilities	Employees(2)
	(millions of €, except employee figures)
T-Com(1)	2003	25,116	4,090	(5,169)	(315)	31	4,690	29,030	2,324	4,214	139,548
	2002	26,491	4,068	(5,539)	(562)	(304)	3,604	33,782	3,273	13,120	153,065
	2001	26,427	3,401	(5,444)	(346)	(509)	4,673
T-Mobile(1)	2003	21,572	1,206	(5,196)	(992)	97	831	50,025	3,813	17,617	41,767
	2002	18,339	1,396	(27,285)	(1,005)	(427)	(23,754)	57,655	5,766	20,224	38,943
	2001	13,101	1,536	(6,324)	(3,008)	(204)	(6,441)
T-Systems(1)	2003	7,184	3,430	(1,499)	(39)	(447)	(581)	5,665	708	4,649	42,108
	2002	6,895	3,594	(2,616)	(98)	(20)	(1,990)	6,646	3,551	5,268	43,482
	2001	7,121	3,700	(1,372)	102	13	(389)
T-Online(1)(3)	2003	1,662	189	(430)	110	90	104	1,532	116	212	2,637
	2002	1,391	193	(435)	128	(265)	(471)	1,797	170	119	2,536
	2001	1,027	113	(416)	164	(381)	(820)
Group Headquarters & Shared Services	2003	304	3,964	(881)	(2,874)	(3)	(4,071)	10,631	455	41,334	25,203
	2002	573	3,838	(1,298)	(2,510)	(1,093)	(4,690)	12,978	551	34,539	17,870
	2001	633	4,481	(1,447)	(1,102)	(375)	402
Reconciliation(1)	2003	0	(12,879)	291	334	(23)	425	(1,232)	(349)	(3,255)	—
	2002	0	(13,089)	293	(1)	135	151	(1,332)	(149)	(844)	—
	2001	0	(13,231)	(218)	52	246	14
Group	2003	55,838	0	(12,884)	(3,776)	(255)	1,398	95,651	7,067	64,771	251,263
	2002	53,689	0	(36,880)	(4,048)	(1,974)	(27,150)	111,526	13,162	72,426	255,896
	2001	48,309	0	(15,221)	(4,138)	(1,210)	(2,561)

(1)	According to new structure (see note (36) Segment Reporting)

(2)	Average number of employees for the year

(3)	Figures are calculated in accordance with German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under International Financial Reporting Standards ("IFRS")

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE OF CONSOLIDATED NONCURRENT ASSETS

	Acquisition or production costs							Depreciation, amortization, and write-downs								Net carrying amount
millions of €	Jan. 1, 2003	Translation adjustment	Changes in the composition of the Deutsche Telekom Group	Additions	Disposals	Reclassi- fications	Dec. 31, 2003	Jan. 1, 2003	Translation adjustment	Changes in the composition of the Deutsche Telekom Group	Additions	Disposals	Reclassi- fications	Write-ups	Dec. 31, 2003	Dec. 31, 2003	Dec. 31, 2002
Intangible assets
Concessions, industrial and similar rights and assets, and licenses in such rights and assets	40,774	(4,055)	(79)	681	752	297	36,866	16,937	(2,022)	(62)	2,157	728	(22)	0	16,260	20,606	23,837
of which: UMTS licenses	15,371	(483)	0	0	0	0	14,888	4,254	(223)	0	597	0	0	0	4,628	10,260	11,117
of which: FCC licenses	20,273	(3,398)	14	20	17	(16)	16,876	9,909	(1,712)	0	516	16	0	0	8,697	8,179	10,364
of which: GSM licenses	741	(4)	0	0	0	0	737	206	(1)	0	48	0	0	0	253	484	535
of which: other assets	4,389	(170)	(93)	661	735	313	4,365	2,568	(86)	(62)	996	712	(22)	0	2,682	1,683	1,821
Goodwill	46,875	(4,331)	(41)	150	969	0	41,684	17,439	(1,934)	(41)	2,521	814	0	0	17,171	24,513	29,436
Advance payments	134	1	0	2	14	(48)	75	5	0	0	0	4	0	0	1	74	129
	87,783	(8,385)	(120)	833	1,735	249	78,625	34,381	(3,956)	(103)	4,678	1,546	(22)	0	33,432	45,193	53,402
Property, plant, and equipment
Land and equivalent rights, and buildings including buildings on land owned by third parties	18,779	(99)	(2)	199	1,288	423	18,012	7,417	(25)	(1)	743	600	87	8	7,613	10,399	11,362
Technical equipment and machinery	86,460	(1,490)	(3,954)	2,267	1,786	1,658	83,155	48,426	(506)	(2,588)	6,700	1,630	(38)	1	50,363	32,792	38,034
Other equipment, plant, and office equipment	6,573	(189)	(256)	456	466	253	6,371	4,287	(100)	(226)	763	365	(26)	0	4,333	2,038	2,286
Advance payments and construction in progress	2,274	(184)	(19)	2,629	78	(2,583)	2,039	1	0	0	0	0	(1)	0	0	2,039	2,273
	114,086	(1,962)	(4,231)	5,551	3,618	(249)	109,577	60,131	(631)	(2,815)	8,206	2,595	22	9	62,309	47,268	53,955
Financial assets
Investments in unconsolidated subsidiaries	310	(2)	39	9	33	(1)	322	161	0	32	22	11	0	0	204	118	149
Loans to unconsolidated subsidiaries	58	0	(57)	0	0	0	1	0	0	0	0	0	0	0	0	1	58
Investments in associated companies	3,151	(409)	(28)	607	503	(44)	2,774	558	(41)	(8)	94	88	(43)	84	388	2,386	2,593
Other investments in related companies	1,488	(14)	0	4	852	45	671	467	(5)	1	3	327	43	7	175	496	1,021
Long-term loans to associated and related companies	800	(1)	0	24	490	0	333	797	0	0	0	489	0	0	308	25	3
Other investments in noncurrent securities	622	(1)	46	3	584	0	86	384	0	0	9	393	0	0	0	86	238
Other long-term loans	121	(4)	(42)	36	19	0	92	14	0	0	0	0	0	0	14	78	107
	6,550	(431)	(42)	683	2,481	0	4,279	2,381	(46)	25	128	1,308	0	91	1,089	3,190	4,169
	208,419	(10,778)	(4,393)	7,067	7,834	0	192,481	96,893	(4,633)	(2,893)	13,012	5,449	0	100	96,830	95,651	111,526

The consolidated noncurrent assets schedule is part of the notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary of Accounting Policies

Description of Business and Relationship with the Federal Republic of Germany

The Deutsche Telekom Group (hereafter referred to as Deutsche Telekom, the Group or the Company) is one of the world's leading companies in the telecommunications industry. With its four divisions T-Com, T-Mobile, T-Systems, and T-Online, Deutsche Telekom offers a full range of state-of-the-art telecommunications services.

T-Com is responsible for Deutsche Telekom's fixed-network business, where it is one of Europe's largest operators. T-Com provides network-related services to all of Deutsche Telekom's divisions, as well as approximately 200 telecommunications companies. In Germany, T-Com serves residential and business customers with a broad range of products and services. Small and medium-sized enterprises (SMEs) benefit from T-Com's end-to-end, integrated IT and telecom solutions.

T-Com is present within Central and Eastern Europe through its shareholdings in Magyar Távközlési (Matáv) (Hungary), HT-Hrvatske telekommunikacije (Croatia), and Slovak Telecom (Slovakia) (formerly Slovenské Telekomunikácie).

The DeTeMedien business previously reported within the T-Online division has been reported within the T-Com division since January 1, 2003. T-Com has operated as an independent brand under the umbrella of the Deutsche Telekom Group since August 1, 2003.

T-Mobile's business combines all the activities of the T-Mobile International group. Through its operating subsidiaries, T-Mobile operates a transatlantic GSM mobile communications network and thus offers the advantages of a standardized technical platform for a broad range of customers mainly in Germany, the United Kingdom, the United States, Austria, the Czech Republic, and the Netherlands. T-Mobile is also represented in the Polish and Russian markets through its equity investments in the mobile communications companies Polska Telefonia Cyfrowa (PTC) and OJCS Mobile TeleSystems (MTS).

T-Systems provides Deutsche Telekom's national and international key accounts with customized information and communication technology (ICT) solutions. T-Systems provides the infrastructure needed to do this, implements customer solutions, and operates end-to-end business processes based on these solutions if required. T-Systems is represented in over 20 countries around the world by branch offices and its own national companies.

T-Online is one of the leading Internet service providers in Germany. T-Online operates a combined business model within Deutsche Telekom, that consists of the access business as well as content, services, e-commerce, and advertising. T-Online is represented through its operating subsidiaries in France and Spain and certain other European countries.

The DeTeMedien business previously included in the T-Online division has been reported in the T-Com division since January 1, 2003.

Group Headquarters and Shared Services includes all other group units which are notdirectly allocable to the divisions. During 2003, Deutsche Telekom completed its reorganization to create a virtual Strategic Management Holding. As part of this reorganization, the unit previously reported as "Other" has been renamed "Group Headquarters and Shared Services." Group Headquarters now focuses on strategic and cross-divisional management functions. All other operating functions not directly related to the divisions' core businesses are now performed by Shared Services. In particular, these include subsidiaries and shared services, such as real estate, billing services, fleet management, and Vivento (formerly PSA).

The Company was registered as Deutsche Telekom AG with the Commercial Registry of the Bonn District Court (Amtsgericht — HRB 6794) on January 2, 1995.

The Federal Republic of Germany's direct and indirect shareholding in Deutsche Telekom at December 31, 2003 amounted to 42.77 percent. In accordance with the letter dated January 12, 2004, the direct shareholding amounted to 26.03 percent (1,092,721,315 shares); an additional 16.74 percent (702,704,750 shares) are held by a federal corporation, Kreditanstalt für Wiederaufbau, Frankfurt/Main, (KfW), in accordance with the letter dated January 20, 2004. The Federal Republic

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

administers its shareholding and exercises its rights as a shareholder through a public law entity, the Bundesanstalt für Post und Telekommunikation Deutsche Bundespost (the Federal Agency), which is subject to supervision by the Federal Ministry of Finance (BMF).

The Regulatory Authority for Telecommunications and Posts (the Regulatory Authority) commenced its activities on January 1, 1998. The Regulatory Authority, which is under the authority of the Federal Ministry of Economics (BMWA), supervises the telecommunications sector in Germany and in this capacity regulates the business activities of Deutsche Telekom.

The Federal Republic of Germany is a customer of Deutsche Telekom; it sources services from the Company on an arm's length basis. The Group provides services to various departments and agencies of the Federal Republic at market prices and terms based on Deutsche Telekom's commercial pricing policies. Revenues from services provided to individual departments or agencies do not represent a significant component of Deutsche Telekom's net revenues.

Summary of Significant Accounting Principles

The consolidated financial statements and the group management report of the Deutsche Telekom Group have been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch — HGB), referred to as "German GAAP", and the German Stock Corporation Act (Aktiengesetz — AktG). In general, Deutsche Telekom applies the relevant German Accounting Standards (GASs), but reserves the right to diverge from these standards where it believes that non-application is justified. At present, the Company has not adopted the revaluation method for capital consolidation (required by GAS 4) and changes in accounting for "Deferred taxes in consolidated financial statements" (GAS 10).

In addition to having its shares traded on the Frankfurt and other German stock exchanges, as well as the Tokyo exchange, Deutsche Telekom shares are traded in the form of American Depositary Shares (ADS) on the New York Stock Exchange (NYSE) and the German stock exchanges. Differences between the accounting principles in Deutsche Telekom's consolidated financial statements and those of U.S. GAAP are, in most cases, the result of binding rules of German GAAP which differ from those of U.S. GAAP.

The accompanying consolidated financial statements also differ from consolidated financial statements prepared in accordance with U.S. GAAP where the classification and presentation requirements of German GAAP (§§ 298 in conjunction with 266 and 275 HGB) are binding. Differences between accounting and measurement principles applied in Deutsche Telekom's consolidated financial statements and those of U.S. GAAP are presented as a separate reconciliation to supplement the consolidated financial statements, and explained in detail in the notes 41 through 44.

German GAAP requires only one year of comparative figures for the statement of operations, whereas the SEC requires the two previous years. The SEC also requires three years of cash flow statements and statements of shareholders' equity.

In 2003 the statement of operations format has been changed to reflect the cost-of-sales method (in accordance with § 275 (3) HGB). This format compares net revenue with the expenses incurred to generate those revenues, classified into cost of sales, selling, and general and administrative functions. The classification of the consolidated statement of operations using the cost-of-sales method is designed to enhance the international comparability of financial reporting.

Unless otherwise noted all amounts shown are in millions of euro. Certain items have been combined for presentation purposes in the statement of operations and the consolidated balance sheets in order to make the financial statements more informative and understandable. These items are disclosed separately in the notes. In the case of changes in presentation, prior-year amounts have been reclassified to conform with the current-year presentation. In accordance with § 297 (1) sentence 2 HGB, the consolidated financial statements also include consolidated statements of cash flows, consolidated statements of shareholders' equity, and segment reports.

The single-entity financial statements included in the consolidated financial statements were prepared in accordance with uniform Group accounting policies. The accounting policies used in the consolidated financial statements differ from those used in the single-entity financial statements of Deutsche Telekom AG. Such differences, mostly applied to conform with U.S. GAAP, include the following:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Property, plant and equipment leased under contracts for which, in accordance with U.S. GAAP and in contrast to the leasing provisions of tax law, the risks and rewards of ownership have been assumed (primarily excluding sale and lease back transactions) are recognized at cost. Scheduled depreciation is recorded over the useful economic life of the asset or the term of the lease. The present value of payment obligations resulting from future lease payments is included as liabilities.

•	Interest expense incurred during the construction of items of property, plant and equipment has been capitalized as part of these assets' costs.

•	No accruals are recorded for internal year-end closing expenses to be incurred after year-end.

•	Investment grants received are recorded as reductions of the acquisition costs of invested assets.

The single-entity financial statements of Deutsche Telekom AG as well as the consolidated financial statements of the Deutsche Telekom Group are published in the Federal Gazette (Bundesanzeiger) and filed under HRB 6794 with the Commercial Registry of the Bonn District Court.

Consolidated Group

The consolidated financial statements are comprised of the accounts of Deutsche Telekom AG and its subsidiaries.

The subsidiaries, associated companies, and other related companies have been included in the consolidated financial statements in accordance with the following criteria:

•	Subsidiaries are companies in which Deutsche Telekom directly or indirectly holds majority voting rights or management control.

•	Associated companies are companies in which Deutsche Telekom directly or indirectly holds between 20 and 50 percent of the voting rights and exercises a significant influence. Such companies are generally included in the consolidated financial statements using the equity method.

•	Companies in which Deutsche Telekom holds less than 20 percent of the voting rights are carried in the consolidated financial statements at the lower of cost or market value and classified as "Other investments in related companies."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in the composition of the Deutsche Telekom Group in 2003 are presented in the following table:

	Domestic	International	Total
Consolidated subsidiaries
January 1, 2003	101	260	361
Additions	4	11	15
Disposals	(42)	(22)	(64)
Reclassifications	1	(3)	(2)
December 31, 2003	64	246	310
Associated companies included at equity
January 1, 2003	22	27	49
Additions	3	3	6
Disposals	(7)	(6)	(13)
Reclassifications	1	(2)	(1)
December 31, 2003	19	22	41
Other unconsolidated subsidiaries and other investments in related companies (greater than 5%)
January 1, 2003	89	48	137
Additions	25	4	29
Disposals	(25)	(16)	(41)
Reclassifications	(2)	5	3
December 31, 2003	87	41	128
Total
January 1, 2003	212	335	547
Additions	32	18	50
Disposals	(74)	(44)	(118)
Reclassifications	0	0	0
December 31, 2003	170	309	479

The consolidated financial statements include the financial statements of the parent company, Deutsche Telekom AG, as well as 64 (December 31, 2002: 101) domestic and 246 (December 31, 2002: 260) foreign subsidiaries in which Deutsche Telekom AG has a direct or indirect controlling interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in the composition of the Deutsche Telekom Group have had the following effects on the consolidated financial statements:

Effects on the 2003 consolidated statement of operations:

For the year ended December 31, 2003
(millions of €)
Net revenue	(86)
Cost of sales	144
Gross profit	58
Selling costs	(129)
General and administrative costs	(21)
Other operating income	551
Other operating expenses	(205)
Operating results	254
Financial income (expense), net	(54)
Results from ordinary business activities(1)	200
Income taxes	(180)
Income after taxes	20
(Income) loss applicable to minority shareholders	0
Net income (loss)	20

(1)	Including other taxes in accordance with the classification of the statement of operations under the cost-of-sales method.

Effects on the 2003 consolidated balance sheet:

As of December 31, 2003
(millions of €)
Assets
Noncurrent assets	(1,615)
Current assets, prepaid expenses and deferred charges	1,425
(190)

Shareholders' equity and liabilities
Shareholders' equity	248
Accruals	(49)
Liabilities and deferred income	(389)
(190)

Significant Changes in the Composition of the Deutsche Telekom Group

2003:

Deutsche Telekom AG completed the sale of its cable activities in the six regions of Rhineland Palatinate/Saarland, Lower Saxony/Bremen, Berlin/Brandenburg, Bavaria, Hamburg/Schleswig-Holstein/Mecklenburg-Western Pomerania, and Saxony-Anhalt on March 13, 2003. These companies were sold for a total of EUR 1.7 billion to a consortium consisting of APEX, Goldman-Sachs Capital Partners, and Providence Equity. The companies were deconsolidated in the first quarter of 2003. The sale of the companies generated a gain of approximately EUR 0.4 billion.

T-Systems International GmbH sold TeleCash Kommunikations-Service GmbH for EUR 0.1 billion effective March 24, 2003 and deconsolidated the company in the first quarter of 2003. The disposition of this company generated a book gain of EUR 0.1 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In early May 2003, T-Systems International GmbH disposed of its interest in T-Systems SIRIS S.A.S. for a price of EUR 30 million. This company was deconsolidated in the second quarter of 2003, and the transaction generated a gain of EUR 32 million.

        2002:

Deutsche Telekom AG acquired the remaining shares of T-Systems ITS GmbH from DaimlerChrysler Services AG on March 4, 2002 via its T-Systems International GmbH subsidiary. The purchase price was EUR 4.7 billion. The goodwill of EUR 2.7 billion generated by this acquisition is being amortized on a straight-line basis over a period of up to ten years, corresponding to the estimated useful life. T-Systems ITS GmbH has been included in the consolidated financial statements of Deutsche Telekom AG since October 2000 as a result of the acquisition of the majority shareholding of 50.1 percent. In November 2002, T-Systems International GmbH was combined with T-Systems ITS GmbH in a downstream merger. At the same time, T-Systems ITS GmbH was renamed T-Systems International GmbH.

On September 25, 2002, T-Mobile International AG, Bonn (herein referred to as T-Mobile International) acquired the remaining 50.0001 percent of the shares of the mobile communications company Ben Nederland Holding B.V. (renamed T-Mobile Netherlands Holding B.V. on February 25, 2003) from the company's other shareholders Belgacom, TDC, and Gringots (Crédit Suisse First Boston) for a purchase price of EUR 1.7 billion. In addition, T-Mobile International took over outstanding shareholder loans amounting to approximately EUR 0.3 billion. The goodwill of EUR 1.7 billion generated by this transaction was written down by EUR 1.0 billion as a result of the strategic review of net carrying amounts; the remaining amount is being amortized over a period of 12 years. T-Mobile Netherlands provides mobile communications services in the Netherlands. The company was included in the consolidated financial statements as a fully consolidated subsidiary for the first time as of September 30, 2002.

        2001:

On January 15, 2001 Deutsche Telekom acquired 51 percent of the shares of the Macedonian telecommunications company Makedonski Telekommunikacii A.D., Skopje (referred to as Maktel below) via a subsidiary of Matáv. The acquisition costs amounted to EUR 302 million. Maktel was included in the subgroup financial statements of Matáv for the first time in the first quarter of 2001. The resulting goodwill of EUR 180 million is being amortized over a period of 20 years.

In April 2001, Deutsche Telekom increased its shareholding in the Czech mobile communications company T-Mobile Czech Republic, Prague (formerly RadioMobil) via CMobil B.V., Amsterdam, a subsidiary of T-Mobile International. The acquisition costs for this additional 11.77 percent stake amounted to EUR 598 million. CMobil's shareholding thus increased to 60.77 percent. The additional goodwill generated amounting to EUR 444 million is being amortized over a period of 12 years. T-Mobile Czech Republic was fully consolidated for the first time on April 1, 2001.

On May 31, 2001 Deutsche Telekom acquired 100 percent of the shares in Voicestream Wireless Corporation (T-Mobile USA) and Powertel, Inc. (Powertel) for a total purchase price of EUR 39.4 billion, including a cash component of EUR 4.9 billion and the initial investment in T-Mobile USA preferred stock amounting to EUR 5.6 billion that Deutsche Telekom had made in September 2000. T-Mobile USA provides communications services for private households in urban areas of the United States on the basis of GSM (Global System for Mobile Communications) technology. Powertel provides communications services, mainly in urban areas in the Southeast of the United States on the basis of GSM technology. T-Mobile USA shareholders received for each share of T-Mobile USA common stock either 3.6693 Deutsche Telekom shares and USD 15.7262 in cash, 3.6683 Deutsche Telekom shares and USD 15.9062 in cash, or 3.7647 Deutsche Telekom shares. Each Powertel shareholder received 2.6353 Deutsche Telekom shares for each Powertel share. T-Mobile USA and Powertel were fully consolidated for the first time on May 31, 2001. The consolidation of T-Mobile USA and Powertel generated goodwill totaling EUR 23.6 billion. This goodwill is being amortized over a period of up to 20 years. However, the Group recorded a nonscheduled goodwill amortization amounting to EUR 8.3 billion as a result of the strategic review in the second half of 2002. In conjunction with the acquisition of T-Mobile USA and Powertel, Deutsche Telekom granted rights to acquire a total of 43,619,261 no par value Deutsche Telekom shares in exchange for outstanding options, warrants and exchange rights for shares in T-Mobile USA and Powertel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On October 25, 2001, Deutsche Telekom AG acquired an additional 16 percent equity interest in the Croatian telecommunications company HT-Hrvatske telekomunikacije d.d., Zagreb, increasing its ownership to 51%, for a purchase price of EUR 507 million. After the acquisition, Deutsche Telekom AG became the majority shareholder, and consolidated the company in its consolidated financial statements from November 1, 2001. The goodwill generated, EUR 240 million, is being amortized over a period of up to 20 years.

The following pro forma information shows Deutsche Telekom's most important financial data, including the major subsidiaries acquired in 2002 and 2001, as if they had been consolidated at January 1, 2001.

Pro Forma Information (Unaudited)

	2002	2001

Net revenue (billions of €)
Reported	53.7	48.3
Pro forma	54.1	51.6

Net income (loss) under German GAAP (billions of €)
Reported	(24.6)	(3.5)
Pro forma	(24.9)	(6.9)

Earnings (loss) per share under German GAAP (€)
Reported	(5.86)	(0.93)
Pro forma	(5.93)	(1.85)

At December 31, 2003 and 2002, 88 and 77 subsidiaries, respectively, were not consolidated because they were not material to the net worth, financial position, and results of the Deutsche Telekom Group.

At December 31, 2003, in accordance with § 311 (1) HGB, 41 (December 31, 2002: 49) companies over which Deutsche Telekom exercises significant influence have been classified as associated companies and are accounted for using the equity method. The remaining 30 (December 31, 2002: 35) associated companies which have little or no effect on the net worth, financial position, and results of the Deutsche Telekom Group were classified as other investments in related companies, and are carried at acquisition cost adjusted for applicable write-downs and reversals to the extent of previously recognized write-downs.

The full list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794). Furthermore, the list of investment holdings includes a full list of all subsidiaries that exercise disclosure simplification options in accordance with § 264 (3) HGB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Principal Subsidiaries and Associated Companies

The principal subsidiaries and associated companies whose revenues and results, together with Deutsche Telekom AG, account for more than 90 percent of the results of operations and financial position of the Group are shown in the table below:

Name and registered office	Deutsche Telekom share December 31, 2003	Shareholders' equity December 31, 2003	Revenue 2003	Income/loss after taxes 2003	Employees 2003
	(%)	(millions of €)			(annual average)
Fully consolidated subsidiaries
T-Mobile Deutschland GmbH, Bonn(2)	100.00	1,456	8,479	2,273	8,812
T-Mobile Holdings Ltd., Hatfield, United Kingdom(1)(3)	100.00	7,523	4,303	(613)	6,201
T-Mobile Austria GmbH, Vienna, Austria(1)(4)	100.00	462	1,098	73	2,540
T-Mobile USA, Inc., Bellevue, Washington, United States(1)(2)	100.00	13,351	7,416	(1,298)	19,372
T-Mobile Czech Republic a.s., Prague, Czech Republic(5)	60.77	515	768	139	2,532
T-Mobile Netherlands Holding B.V., The Hague, Netherlands(1)(3)	100.00	326	861	(76)	1,418
T-Online International AG, Darmstadt(1)	73.94	5,367	1,851	0	2,638
T-Systems International GmbH, Frankfurt/Main	100.00	1,179	6,325	531	12,351
T-Systems CDS GmbH, Darmstadt(6)	100.00	260	1,981	323	6,697
T-Systems GEI GmbH, Aachen(6)	100.00	80	546	58	4,085
T-Systems PCM GmbH, Feldkirchen(6)	100.00	30	491	22	1,582
GMG Generalmietgesellschaft mbH, Münster	100.00	264	2,340	(290)	0
DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster	100.00	11	941	(12)	6,647
Deutsche Telekom Network Projects & Services GmbH, Bonn(1)	100.00	533	1,066	56	2,710
Matáv Magyar Távközlési Rt., Budapest, Hungary(1)(7)	59.49	2,362	2,396	319	15,178
Slovak Telecom a.s. (formerly: Slovenské Telekomunikácie, a.s.), Bratislava, Slovakia(1)	51.00	1,175	431	89	8,091
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia(1)	51.00	1,895	1,036	193	9,708
Associated companies
MTS, OJSC Mobile TeleSystems, Moscow, Russia(1)(8)(10)(11)	25.15	1,152	1,205	245	11,042
PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland(1)(9)(10)(11)	49.00	308	1,121	79	3,643

(1)	Consolidated subgroup financial statements

(2)	Indirect shareholding via T-Mobile International AG & Co. KG, Bonn (Deutsche Telekom AG's indirect share: 100%)

(3)	Indirect shareholding via T-Mobile Global Holding GmbH, Bonn (Deutsche Telekom AG's indirect share: 100%)

(4)	Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn (Deutsche Telekom AG's indirect share: 100%)

(5)	Indirect shareholding via CMobil B.V., Amsterdam (Deutsche Telekom AG's indirect share: 92.14%)

(6)	Indirect shareholding via T-Systems International GmbH, Frankfurt/Main (Deutsche Telekom AG's share: 100%)

(7)	Indirect shareholding via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG's share: 100%)

(8)	Indirect shareholding via T-Mobile Worldwide Holding GmbH, Bonn (Deutsche Telekom AG's share: 100%)

(9)	Indirect shareholding via T-Mobile Deutschland GmbH, Bonn; Mediaone International B.V., Eindhoven; and Polpager Sp.z o.o., Warsaw (Deutsche Telekom AG's indirect share: 100% each)

(10)	2002 financial year. The amounts included in the consolidated financial statements are based on the 2003 financial year results.

(11)	Employees at balance sheet date at end of 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidation Principles

Capital consolidation is performed following the book value method under German GAAP. Under this method, the purchase consideration for an acquisition is allocated to the assets and liabilities acquired, based on their fair values. Any resulting excess of the purchase consideration over the parent's interest in the fair value of net assets acquired is capitalized as goodwill and amortized over its useful life. Negative goodwill from capital consolidation is included under other accruals.

Profits or losses generated by subsidiaries during their period of affiliation with the Group are included in retained earnings (deficit). They also include the consolidation adjustments recognized in the statement of operations and the net income (loss) of subsidiaries.

If, in the course of capital increases of subsidiaries and associated and related companies, shares are issued to third-party shareholders, without the involvement of Deutsche Telekom, the resulting added value for Deutsche Telekom is shown, in cases of cash capital increases, as income in the statement of operations; in cases of capital increases for noncash contributions, it is only shown as such if the added value exceeds a given level of goodwill acquired by the subsidiary or associated or related company in the course of the capital increase.

Revenue, income, and expenses, as well as receivables and liabilities between the consolidated companies, are eliminated. Intercompany profits and losses and income effects from the consolidation of intercompany debt are eliminated in the consolidated financial statements.

The consolidated balance sheets include deferred taxes resulting from the effects of consolidation, provided the tax expense is expected to reverse in later years when taxes will be paid, except where the effects of consolidation relate to the parent company during the periods prior to the end of 1995, when it was essentially exempt from taxation.

The investments in associated companies included at equity are accounted for using the book value method; equity is calculated by applying local principles of valuation, as permitted by § 312 (5), sentence 2 HGB. The principles used for full consolidation are also applied in treating the differences resulting from the initial consolidation.

Joint ventures are included using the equity method.

Foreign Currency Translation

In the individual company financial statements of the companies included in the consolidated financial statements, foreign currency receivables, cash in banks, and liabilities are translated at the exchange rate applicable on the transaction date. Unrealized foreign currency losses due to exchange rate fluctuations through the balance sheet date are recognized in the income statement, while unrealized foreign currency gains are not recognized. Where foreign currency items have been hedged by forward exchange contracts, they are measured at the corresponding hedge rate.

The financial statements of foreign subsidiaries are translated using the functional currency method. The functional currency is the currency in which the foreign subsidiary performs its principal operations. The activities and financial structure as reported in this currency should be reflected in the Group accounts. Generally, the functional currency of dependent subsidiaries is identical with that of the parent company. The currencies of dependent subsidiaries are translated according to the temporal method. However, the functional currency of independent subsidiaries is the local currency. Currently all consolidated foreign subsidiaries of Deutsche Telekom conduct their operations independently of the parent company; the currencies are therefore translated according to the modified current rate method. In the consolidated financial statements, the translation of all items shown in balance sheets of foreign subsidiaries from foreign currencies into euros is performed using the average rate on the balance sheet date. Gains and losses resulting from translation are recorded, without affecting income, in the cumulative translation adjustment account. The income statements of foreign subsidiaries are translated at the average exchange rates for the respective period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The exchange rates of certain significant currencies changed as follows:

	Average Rate			Spot Rate
	2003	2002	2001	Dec. 31, 2003	Dec. 31, 2002
	(€)			(€)
100 Swiss Francs (CHF)	65.76650	68.15990	66.20630	64.15200	68.73340
100 Czech Koruna (CZK)	3.14101	3.24851	2.90920	3.08873	3.18167
1 Pound Sterling (GBP)	1.44585	1.59101	1.60761	1.41663	1.53635
100 Croatian Kuna (HRK)	13.21220	13.49190	13.36850	13.11000	13.37340
1000 Hungarian Forints (HUF)	3.94347	4.11657	3.90371	3.79407	4.23909
1000 Japanese Yen (JPY)	7.64138	8.47821	9.16991	7.42171	8.03280
100 Malaysian Ringgit (MYR)	23.28190	27.93620	29.39340	20.89500	25.07720
100 Philippine Pesos (PHP)	1.63218	2.08452	2.19127	1.44055	1.79995
100 Polish Zloty (PLN)	22.73590	25.99300	27.22010	21.27500	24.99940
100 Russian Ruble (RUB)	2.88655	3.38456	3.82700	2.71500	2.98257
100 Singapore Dollars (SGD)	50.70260	59.22700	62.55940	46.72500	55.34030
100 Slovak Koruna (SKK)	2.41004	2.34284	2.30987	2.43000	2.41429
1 U.S. Dollar (USD)	0.88492	1.06158	1.11683	0.79340	0.95293

Accounting Policies

Net revenues consist of goods and services sold in connection with the ordinary business activities of Deutsche Telekom. Net revenues are recorded net of value-added tax (VAT) and sales-related reductions. They are recognized in the accounting period concerned in accordance with the realization principle. Revenue was generated in the individual divisions as follows:

T-Com

T-Com provides customers with narrow and broadband access to its fixed-line network. It also sells, leases, and services telecommunications equipment for its customers and provides other ancillary telecommunications services. T-Com recognizes service revenues when the services are provided in accordance with contract terms. The revenue and related expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

T-Mobile

Mobile revenues include revenues from the rendering of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly recurring charges and charges for special features, airtime charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenue is recognized based upon minutes of use and contracted fees, net of credits and adjustments for service discounts. The revenue and related expenses associated with the sale of mobile telephones, wireless data devices and accessories are recognized when the products are delivered, and accepted by the customer.

T-Systems

Telecommunication Services

Telecommunication Services include "Network Services" which consists of "Hosting and ASP Services", "Global Synergy, Strategy, and Solution" and "Media and Broadcast." Telecommunications services also include "International Carrier Sales and Solutions" and "Global Network Factory." Contracts for Network Services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Revenues for voice,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

billed on a per-minute basis, and data services, billed on a bandwidth basis, are recognized under such contracts when used by the customer. Revenues from Carrier Services and Hosting and ASP Services are recognized as the services are provided.

Information Technology Services and Consulting

The terms of information technology service contracts generally range from less than one year up to ten years. Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. Revenue from time and material service contracts is recognized as the services are provided. Revenue from systems integration contracts requiring the delivery of unique products and/or services is generally covered by one of the following types of contracts: fixed price, milestone, or cost-related contracts. For fixed-price contracts, revenue is generally recognized when a project is completed and accepted by the customer. For milestone contracts, revenue is recognized at the time a milestone is achieved and approved by the customer. Revenue for cost-related contracts is recognized on a similar basis to time and material service contracts. Revenue from maintenance services is recognized over the contractual period or as the services are performed.

In some of the Company's services contracts, Deutsche Telekom performs the service prior to billing the customer. This situation may lead to unbilled accounts receivable for Computing Services and Telecommunication Services which are included as revenues in the consolidated statement of operations.

Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer, provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Any cost of these obligations is accrued when the corresponding revenue is recognized. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

The Company enters into transactions that include multiple element arrangements, which may include any combination of hardware, services, or software. These arrangements and stand-alone software arrangements may also involve any combination of software maintenance, software support, or unspecified software upgrades. When some elements are delivered prior to others in an arrangement, revenue is deferred until the delivery of the last element.

T-Online

T-Online revenues consist primarily of revenues from subscriber fees, and charges for advertising and e-commerce. Subscriber fees, consisting primarily of basic monthly charges for T-Online services and Internet access as well as use-related fees, are recognized as revenue in the period the service is provided. Advertising revenues are recognized in the period that the advertisements are exhibited. Transaction revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

Cost of sales comprises the aggregate cost relating to the revenues recognized from products and services sold in the relevant year. In addition to directly attributable costs, such as direct material and labor costs, cost of sales also includes indirect costs, including depreciation and amortization.

Selling costs comprise all costs of activities that do not directly increase the value of the Company's products and services, but serve to secure sales. Selling costs include the costs of all sales, advertising, and marketing departments.

General and administrative costs generally include all expenses attributable to the core administrative functions that cannot be allocated directly to the production or selling process.

Research and development costs are expensed in full as incurred and amounted to approximately EUR 0.9 billion, EUR 0.9 billion and EUR 0.9 billion for the years ended December 31, 2003, 2002 and 2001, respectively.

Pension costs for defined benefit plans are actuarially computed using the projected unit credit method in accordance with SFAS No. 87, and are presented in accordance with SFAS No. 132 (as revised in 2003). This method is based on the total present value of the benefit obligations

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accumulated during the reporting period and takes into consideration the expected increases in wages and salaries and in retirement benefits. By contrast, the minimum accrual method in accordance with § 6a of the German Income Tax Act (Einkommensteuergesetz, EStG) is aimed at the recognition of the expense over the employees' entire working lives and does not take the expected increases in wages and salaries and retirement benefits into account (see note (28) Accruals for Pensions and Similar Obligations).

Total pension costs for the current year include standard costs for benefit obligations acquired in the financial year (service cost), interest cost, and amortization of actuarial gains and losses, less the return on plan assets to cover pension obligations. In accordance with U.S. GAAP, if the measurement of pension obligations under SFAS No. 87 results in the need to record an additional minimum liability (AML), this special item is charged directly to other comprehensive income (OCI). The consolidated financial statements in accordance with German GAAP do not include an equivalent shareholders' equity component; therefore, changes in the additional minimum liability are expensed in the period of change.

Marketing expenses are expensed as incurred and amounted to approximately EUR 1.5 billion, EUR 2.2 billion and EUR 1.9 billion for the years ended December 31, 2003, 2002 and 2001, respectively.

Income tax benefit (expenses) includes current income taxes payable as well as deferred taxes. Deferred income taxes are recognized for the expected future tax effects attributable to temporary differences between the carrying amounts in the tax accounts and in the financial statements, except for the effects of those differences that are not expected to reverse in the foreseeable future. Due to the minimum taxation provision (i.e. companies are required to pay income tax on at least 40 percent of their taxable income regardless of net operating loss carry forwards that are available) in effect from the 2004 financial year, deferred taxes are recognized for only 40 percent of the differences in Deutsche Telekom AG's income tax consolidation group that are offset within the expected net operating loss carryforward periods. Such differences may arise at the individual taxable entity level as well as in the consolidated financial statements as a result of measurement and consolidation adjustments. Deferred taxes on temporary differences relating to Deutsche Telekom AG have not been included in the consolidated financial statements for periods prior to January 1, 1996 as Deutsche Telekom AG was not a taxable entity prior to its privatization on January 1, 1995, and benefited from an essentially complete exemption from tax in 1995.

Earnings (loss) per share for each period are calculated by dividing net income (loss) by the weighted average number of ordinary registered shares outstanding during that period. The weighted average number of ordinary registered shares in 2001 was calculated after recognizing the effect of the issuance of shares as part of the acquisition of T-Mobile USA and Powertel and the start of trading in these shares on June 4, 2001 in Frankfurt/Main, including those shares that are held on a trust basis for later issue and later trading as registered ordinary shares or ADRs.

Purchased intangible assets including UMTS and U.S. mobile communications licenses are carried at acquisition cost and are amortized on a straight-line basis over their estimated useful lives. Acquired goodwill, including goodwill resulting from capital consolidation, is amortized on a straight-line basis over its useful life.

Deutsche Telekom tests for possible impairment on the goodwill of subsidiaries for which a considerable level of goodwill is recorded. These tests are based on the calculation of the enterprise value of the respective company and are carried out using the discounted cash flow method.

As permitted by Postreform II, property, plant, and equipment transferred to Deutsche Telekom AG on January 1, 1995 were recorded in the opening balance sheet of Deutsche Telekom AG at their fair market values at that date. However, due to the short period of time that had elapsed since the measurement date for the items of property, plant, and equipment acquired since January 1, 1993, their carrying amount as of December 31, 1994 was recognized as the future historical cost basis. The remaining useful lives and the depreciation methods applicable to these assets were not changed. The fair market values shown in the opening balance sheet have been carried forward as the acquisition cost.

Other property, plant, and equipment is carried at acquisition or construction cost, less depreciation. Construction cost includes directly attributable costs, an appropriate allocation of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

material and production overhead, and interest accruing during construction. General and administrative costs are not capitalized.

Nonscheduled depreciation is provided for when events or circumstances occur indicating an impairment in the value of assets. Such events or circumstances include prolonged adverse changes in the business environment or in assumptions or expectations considered at the time of initial acquisition.

Noncurrent assets are depreciated or amortized using the straight-line method over the following estimated useful lives:

Years
Mobile communications licenses
UMTS licenses	20 to 22
FCC licenses	20
GSM licenses	10 to 20
Goodwill	3 to 20
Other intangible assets	2 to 7
Buildings	25 to 50
Shop improvements	8
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	4 to 10
Broadband distribution networks, outside plant networks and cable conduit lines	15 to 35
Telecommunications power facilities and other	3 to 10
Other equipment, plant, and office equipment	3 to 23

Additions to real estate are depreciated ratably in the year of acquisition. For assets other than buildings acquired in the first half of a year, the full-year rate of depreciation is charged in the year of acquisition and, for those assets acquired in the second half of the year, half the full-year rate of depreciation is charged. This methodology does not result in a significant difference to depreciation amounts calculated had depreciation commenced when the asset was placed in service.

Items with low acquisition cost are expensed in the year acquired.

Maintenance and repair costs are expensed as incurred.

Noncurrent assets are sold or otherwise disposed of at their relevant carrying amount (cost less accumulated depreciation). A gain or loss is recognized in results from operations for the difference between the sale consideration and the carrying amount of the disposed asset.

Financial assets are valued at the lower of cost or market value. Low-interest or non-interest bearing loan receivables are recorded at net present value. Write-downs are provided for only if impairment of financial assets is assumed to be permanent. In measuring impairments, Deutsche Telekom uses the actual market prices, if available, or other valuation methods based on information available from the investee.

Raw materials and supplies, and merchandise purchased and held for resale, are measured at acquisition cost, while work in process and finished goods are carried at production cost. Based on normal capacity utilization, production cost includes directly attributable costs, such as direct material and labor costs, as well as special production costs, plus an appropriate pro rata allocation of indirect material and labor costs and straight-line depreciation. General and administrative, and selling costs, social amenities expenses, as well as voluntary benefits to personnel, including pensions, are not generally included in production costs. The carrying amount of inventories is reduced to the lower of cost or market value at the balance sheet date. Further adjustments to these carrying amounts are recorded for obsolescence. See Note (16) Inventories, Materials and Supplies.

Receivables and other assets are carried at their nominal value. Identifiable individual risks are accounted for through appropriate individual valuation adjustments, and general credit risks through general valuation adjustments of receivables. Low-interest and non-interest bearing items with more than one year to maturity are discounted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Marketable securities are carried at the lower of cost or market value at the balance sheet date.

Stock options granted in the course of a contingent capital increase are recognized at the date the options are exercised, and not at the grant date. At the time the options are exercised, the amount received by the Company is transferred to capital stock in the amount of the corresponding nominal capital increase and a value of an additional amount to additional paid-in capital in accordance with § 272 (2) No. 1 HGB.

Accruals for pensions and similar obligations are based on obligations to non-civil servants. They are calculated using actuarial methods in accordance with the internationally accepted Projected Unit Credit Method, which is consistent with U.S. GAAP (SFAS No. 87), and are presented in accordance with SFAS No. 132 (as revised in 2003).

Deutsche Telekom is obliged to make contributions to a pension fund for current and former civil servant employees in annual amounts established by Postreform II, which came into force in 1995, rather than by annual actuarial valuations. The contribution amounts currently due in each period are recognized as an expense in the current period.

Provisions for tax and other accruals, including those for contingent losses and environmental liabilities, are computed in line with prudent commercial practice. Sufficient allowance was made for all identifiable risks when assessing these provisions and accruals.

Deferred taxes are calculated for the expected tax effects of temporary differences between balance sheet amounts in the financial statements and the amounts used for tax reporting purposes, as well as for the temporary differences arising from consolidation adjustments. Deferred taxes are offset and the balance is reported separately either as a deferred tax asset, or as a deferred tax liability reported under tax accruals. For purposes of computing deferred taxes, Deutsche Telekom uses a combined tax rate for domestic companies, covering German corporate income taxes, trade taxes (at an average German assessment national rate), and the solidarity surcharge (Solidaritätszuschlag); the respective local tax rate is used for foreign companies. Deferred taxes are not recognized if the temporary difference will reverse during a period covered by a net operating loss carryforward.

Cost accruals are only recognized by Deutsche Telekom when there is an obligation to carry such liabilities in the balance sheet pursuant to § 249 (1) HGB. These relate mainly to accruals for costs of maintenance work deferred in the financial year but carried out within the first three months of the following year.

No accruals are discounted, with the exception of pensions and similar obligations, accruals for future funding obligations for shortfalls in the Civil Service Health Insurance Fund, and accruals for long-term contingent losses.

Liabilities are carried at their repayment amount. In instances where the repayment amount of a liability is greater than the principal amount, the difference is recorded as an asset and recognized as an adjustment to interest expense over the term of the liability.

Unrealized losses relating to derivative financial instruments that do not qualify for hedge accounting are recognized when incurred, whereas unrealized gains are deferred until realized.

The preparation of consolidated financial statements in accordance with German GAAP requires the Company to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting periods. Actual results could differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTES TO THE CONSOLIDATED STATEMENTS OF OPERATIONS

(1)    Net Revenue

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
T-Com(1)	25,116	26,491	26,427
T-Mobile(1)	21,572	18,339	13,101
T-Systems(1)	7,184	6,895	7,121
T-Online(1)(2)	1,662	1,391	1,027
Group Headquarters & Shared Services	304	573	633
	55,838	53,689	48,309

(1)	Net revenue according to new structure (see note (36) Segment Reporting).

(2)	Figures are calculated in accordance with German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under International Financial Reporting Standards.

Revenue by Geographic Area:

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Domestic	34,691	35,288	35,107
International	21,147	18,401	13,202
	55,838	53,689	48,309
Breakdown of international net revenue:
European Union (excl. Germany)	7,962	6,836	6,088
Rest of Europe	5,118	5,067	3,787
North America	7,610	6,166	3,066
Latin America	69	74	85
Other	388	258	176
	21,147	18,401	13,202

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net revenue rose by EUR 2,149 million or 4.0 percent year-on-year despite unfavorable exchange rate trends.
This figure also includes the effect of changes in the composition of the Group, which reduced net revenue by a total of EUR 86 million.

Regulatory decisions and a weak economic environment resulted in a decrease in revenue at T-Com. Further, the deconsolidation of the cable companies contributed to the decline in revenues.

Sustained high growth in subscriber numbers was again the driving force behind the increased revenue at T-Mobile. Changes in the composition of the consolidated group (T-Mobile Netherlands) also had a positive effect on revenue growth.

Positive developments in the telecommunications sector increased revenue at T-Systems, more than offsetting the slight decline in the IT business. This increase in revenue was partially offset by the effect of deconsolidations, in particular of TeleCash and SIRIS.

Revenue growth at T-Online was driven primarily by an expanded customer base, especially for broadband services, coupled with stronger demand for content and services, and the resulting increase in time spent online.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)    Cost of Sales

The cost of sales, which mainly relates to the T-Com and T-Mobile divisions, fell by EUR 13.1 billion year-on-year to EUR 31.4 billion.

This is primarily due to a decrease in the amortization of mobile communications licenses that is included in cost of sales. As a result of the strategic review carried out in 2002, cost of sales was impacted by nonscheduled amortization of mobile communications licenses held by T-Mobile USA and T-Mobile UK totaling EUR 11.6 billion.

Changes in the composition of the Deutsche Telekom Group in 2003 further reduced cost of sales by EUR 0.1 billion.

(3)    Selling Costs

Selling costs increased by EUR 0.2 billion year-on-year to EUR 13.5 billion, of which EUR 0.1 billion are attributable to changes in the composition of the Group. Based on net revenues generated, however, the ratio of selling costs to net revenues decreased from 24.7 percent to 24.2 percent.

The T-Mobile division accounts for the majority of selling costs and the year-on-year increase. This increase is attributable to the full-year consolidation of T-Mobile Netherlands for the first time and higher expenses for marketing and commissions. This is partially offset by lower losses on accounts receivable and provisions for doubtful accounts at T-Com in particular.

(4)    General and Administrative Costs

General and administrative costs decreased year-on-year by EUR 1.1 billion to EUR 5.0 billion. This is equivalent to a 17.9 percent reduction on the prior-year figure. The factors behind this development include efficiency improvements and a decrease in other taxes (see note (12) Other Taxes).

(5)    Other Operating Income

	For the year ended December 31,
	2003	2002	2001
	(millions of €)

Gain on sales of noncurrent assets (including sale of investments)	1,464	818	1,584
Reversal of accruals	804	791	1,139
Income from the reversal of valuation adjustments (including asset-backed securities)	688	556	288
Cost reimbursements	367	388	255
Foreign currency transaction gains	291	222	533
Insurance compensation	63	77	46
Refund of value-added tax (§ 15a Value-Added Tax Act - UStG)	54	68	85
Gain on sales of marketable securities	2	1	1,967
Other income	825	980	722
	4,558	3,901	6,619

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The increase in other operating income is due primarily to higher gains from dispositions of noncurrent assets of approximately EUR 1.5 billion. EUR 0.4 billion of this amount is attributable to the sale of the remaining cable activities, EUR 0.4 billion to the sale of shares in MTS, and approximately EUR 0.1 billion each to the sale of TeleCash, Globe Telekom, and Eutelsat.

Amounts reported in the previous year relate to the sale of Satelindo (EUR 0.2 billion) and the sale of T-Online shares (approximately EUR 0.3 billion).

The increase in income from the reversal of valuation adjustments recorded in prior years amounting to approximately EUR 0.1 billion relates primarily to the receipt of cash on residual interests from asset-backed securitization (ABS) transaction at the T-System division.

Of the total amount of other operating income, EUR 2,680 million (2002: EUR 1,342 million; 2001: EUR 1,897 million) relates to income recognized on transactions consummated in prior years.

(6)    Other Operating Expenses

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Amortization of goodwill	2,521	13,108	3,663
Losses from the disposition of noncurrent assets (including sale of investments)	323	390	478
Foreign currency translation losses	307	310	333
Other expenses	1,933	1,107	604
	5,084	14,915	5,078

Other operating expenses decreased by EUR 9.8 billion year-on-year to EUR 5,084 million. This is attributable to the lower amortization of goodwill which, in 2002, consisted mainly of nonscheduled amortization on the goodwill of T-Mobile USA (EUR 8.3 billion), T-Mobile Netherlands (EUR 1.0 billion), and SIRIS (EUR 0.5 billion) (at T-Systems) primarily as a result of the strategic review.

The increase of EUR 0.8 billion in other expenses is primarily the result of Vivento personnel costs at Deutsche Telekom AG.

Of the operating expenses, EUR 395 million (2002: EUR 463 million, 2001: EUR 534 million) relates to transactions consummated in prior years.

(7)    Financial Income (Expense), Net

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Dividend income from investments	26	41	107
Results related to companies accounted for under the equity method (including amortization of embedded goodwill)	(247)	(430)	(547)
Income (loss) related to associated and related companies	(221)	(389)	(440)
Income from debt securities and long-term loan receivables	7	171	152
Other interest and similar income	703	1,781	408
Interest and similar expense	(4,486)	(6,000)	(4,698)
Net interest income (expense)	(3,776)	(4,048)	(4,138)
Write-downs of financial assets and marketable securities	(34)	(1,585)	(770)
	(4,031)	(6,022)	(5,348)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net financial expense improved year-on-year by EUR 2.0 billion to EUR 4,031 million. The decrease was mainly as a consequence of the decrease in expenses (including the amortization of embedded goodwill) relating to investments in associated companies, specifically the share price-related write-downs of the net carrying amount of the shareholding in France Telecom amounting to EUR 0.6 billion, and valuation adjustments on investments in noncurrent securities totaling EUR 0.4 billion recorded in 2002. In addition, the reversal of the valuation allowance recorded in prior years for the investment in comdirect bank AG had a positive impact on the income (loss) related to associated and related companies, offset by losses relating to Toll Collect totaling EUR 0.4 billion. The net interest expense decreased primarily as a result of the reduction in debt and the recognition of interest income from the reversal of interest rate derivatives that were no longer necessary.

(8)    Income Taxes

Breakdown of results from ordinary business activities:

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Germany	4,270	712	2,946
International	(2,872)	(27,862)	(5,507)
	1,398	(27,150)	(2,561)

Breakdown of the Group's income taxes, Germany and international:

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Current taxes
Germany	(181)	132	686
International	257	190	91
Deferred taxes
Germany	(357)	(150)	(30)
International	56	(3,019)	4
	(225)	(2,847)	751

Deutsche Telekom AG's combined statutory income tax rate for 2003 amounts to 40.4 percent (compared to 39.0 percent in the two previous years) and includes corporate income taxes at a rate of 26.5 percent, the solidarity surcharge (Solidaritätszuschlag) of 5.5 percent on corporate income tax, and trade taxes at an average German national rate. The German Flood Victims Act (Flutopfersolidaritätsgesetz) resulted in a one-time increase in the corporate income tax rate in 2003 of 1.5 percentage points from 25 percent to 26.5 percent.

The Group's results from ordinary business activities amounted to EUR 1.4 billion. Deutsche Telekom AG also had net operating loss carryforwards affecting corporate income tax and trade tax net operating loss carryforwards, with the result that no taxes were incurred in the tax consolidation group. EUR 361 million of the current tax benefit reported relate to the 2002 corporate income tax of T-Mobile International AG & Co. KG as a result of the retroactive change of the legal form of the company from a stock corporation to a partnership. Further, as a result of the corporate reorganization of certain subsidiaries of T-Mobile International AG & Co. KG, the Company incurred tax deductible losses which resulted in the reduction of EUR 436 million in trade taxes during 2003. This tax benefit is offset by tax expense relating to domestic and foreign shareholdings not included in the tax consolidation group.

Deferred taxes result primarily from temporary differences between income determined under German GAAP and under applicable tax law. Changes in tax legislation beginning in the 2004 financial year limit the deductibility of tax loss carryforwards in Germany to 60% of current taxable income. As a result only 40% of the temporary differences in the Deutsche Telekom AG consolidated tax group (Organschaft) that are expected to reverse during the period of utilization of the net operating loss carryforwards were recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The decrease in income from deferred taxes year-on-year is due to the fact that deferred tax liabilities were reversed in 2002 as a result of the strategic review and the ensuing nonscheduled amortization of FCC licenses (U.S. licenses issued by the Federal Communications Commission). There were no comparable effects in 2003.

Differences between the total income tax benefit of EUR 225 million (2002: benefit of EUR 2,847 million; 2001: expense of EUR 751 million) and the imputed, "expected" corporate income tax expense computed using the statutory corporate income tax rate for the parent company (combined income tax rate) of 40.4 percent, 39.0 percent and 39.0 percent for 2003, 2002 and 2001, respectively, are as follows:

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Expected corporate income tax at the statutory income tax rate applicable for the parent company	565	(10,447)	(977)
Increase (decrease) in income tax due to:
Reduction of the Group's results without tax effect	3,136	11,027	2,896
Increase in the Group's results without tax effect	(1,001)	(435)	(966)
Group results not subject to the Group's rate of taxation	(44)	(2,878)	(491)
Permanent and semi-permanent differences between the carrying amounts in the tax accounts and in the financial statements	(1,809)	(34)	611
Other differences between balance sheets prepared for financial reporting and tax reporting	(58)	(323)	0
Trade tax (e.g., long-term debt)	(10)	247	216
Effect of domestic losses	61	386	(1,186)
Effects of changes in tax law and adjustments due to losses	(1,058)	(361)	676
Other	(7)	(29)	(28)
Income taxes	(225)	(2,847)	751
Effective income tax rate	(16%)	11%	(30%)

At December 31, 2003, the Deutsche Telekom Group had net operating loss carryforwards and similar tax loss carryforwards affecting corporate income tax amounting to approximately EUR 17,686 million (2002: EUR 22,198 million) and trade tax net operating loss carryforwards amounting to approximately EUR 5,488 million (2002: EUR 6,448 million). With the exception of non-German net operating loss carryforwards of EUR 10,180 million, the utilization of which is limited to periods from 2005 to 2023, these net operating loss carryforwards have an unlimited carryforward period under German and local tax law.

(9)    (Income) Loss Applicable to Minority Shareholders

(Income) loss applicable to minority shareholders includes EUR 384 million (2002: EUR 390 million; 2001: EUR 322 million) in profits and EUR 14 million (2002: EUR 106 million, 2001: EUR 180 million) in losses. The profits in 2003 relate mainly to Matáv, HT-Hrvatske telekommunikacije, T-Mobile Czech Republic, and Slovak Telecom. The losses relate mainly to CAP Customer Advantage Program in 2003 and to T-Online International AG in 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The consolidated statement of operations for all years presented was prepared using the cost-of-sales method (in accordance with § 275 (3) HGB). As a result, personnel costs and depreciation and amortization, as further described in notes (10) and (11), are no longer separately presented in the consolidated statement of operations.

(10)    Personnel Costs and Average Number of Employees

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Wages and salaries:	10,571	10,467	9,313
Social security contributions and expenses for pension plans and benefits:
Social security costs	1,406	1,340	1,147
Pension costs(1)	1,746	1,497	1,486
Health care expenses	194	176	168
	13,917	13,480	12,114

(1)	Includes the net periodic pension costs, plus the change in additional minimum liability (AML) and the expenses for Bundes-Pensions-Service für Post und Telekommunikation e.V. (BPS-PT).

Personnel costs increased by EUR 0.4 billion or 3.2 percent in 2003 to EUR 13.9 billion. This was attributable in particular to an increase in additional minimum liabilities (AML) for pension obligations, in addition to collective bargaining agreements that adjust wages and salaries, offset by lower costs from reduced staff levels.

Number of Employees (Average for the Year)

	For the year ended December 31,
	2003	2002	2001
	Number	Number	Number
Civil servants	49,998	52,961	56,707
Non-civil servants	201,265	202,935	184,953
Total Deutsche Telekom Group	251,263	255,896	241,660
Trainees and student interns	9,958	9,869	8,147

(11)    Depreciation and Amortization

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Amortization of intangible assets	4,678	27,355	5,743
of which: amortization of goodwill	2,521	13,108	3,663
of which: amortization of UMTS licenses and FCC licenses	1,113	13,244	1,414
Depreciation of property, plant, and equipment	8,206	9,525	9,478
	12,884	36,880	15,221

Depreciation and amortization decreased during the year ended December 31, 2003 by EUR 23,996 million or 65.1 percent year-on-year to EUR 12,884 million. The decrease in the amortization of intangible assets is mainly the result of the non-recurrence of nonscheduled amortization of goodwill and mobile communications licenses as a result of the strategic review carried out in the third quarter of 2002. The reduction in amortization is a result of the lower amortization base.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation of property, plant, and equipment fell by EUR 1,319 million (13.8 percent) in the year ended December 31, 2003. In addition to deconsolidation effects (in particular from the sale of the cable business) and the disposal of real estate, this is also due to the decrease in nonscheduled depreciation. In the previous year, property, plant, and equipment was written down by approximately EUR 0.8 billion, of which EUR 0.3 billion relates to real estate, EUR 0.2 billion to submarine cables, and EUR 0.3 billion to other technical assets. Nonscheduled depreciation only amounted to EUR 0.3 billion in 2003; of this amount, EUR 0.2 billion relates to buildings for which no further business use is planned.

(12)    Other Taxes

Other taxes included in the operating results amounted to EUR 162 million, compared with EUR 364 million in 2002 and EUR 57 million in 2001. The decrease in other taxes resulted from the non-recurrence of a one-time expense in the prior year in connection with the Federal Fiscal Court ruling on the recognition of goodwill in Deutsche Telekom AG's tax accounts.

NOTES TO THE CONSOLIDATED BALANCE SHEETS

(13)    Intangible Assets

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Concessions, industrial and similar rights and assets, and licenses in such rights and assets	20,606	23,837
of which: UMTS licenses	10,260	11,117
of which: FCC licenses	8,179	10,364
of which: GSM licenses	484	535
Goodwill	24,513	29,436
Advance payments	74	129
	45,193	53,402

The decline in intangible assets by EUR 8.2 billion to EUR 45.2 billion is due primarily to scheduled amortization and a lesser extent the effect of foreign exchange translation losses of foreign group companies, while the investment volume decreased by EUR 4.5 billion to EUR 0.8 billion. The decrease in 2003 as compared to the high level of investments in the prior year, relates in particular to goodwill of EUR 2.7 billion as a result of the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH) and T-Mobile Netherlands accounting for EUR 1.7 billion.

At December 31, 2003, Deutsche Telekom did not have any indefinite-lived intangible assets. The following remaining useful lives apply to the mobile communications licenses at December 31, 2003: UMTS licenses: 13.5 to 18.0 years, FCC licenses: 17.4 years, and GSM licenses 6.0 to 18.0 years.

The development of intangible assets is shown in the statement of consolidated noncurrent assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14)    Property, Plant, and Equipment

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Land and equivalent rights and buildings including buildings on land owned by third parties	10,399	11,362
Technical equipment and machinery	32,792	38,034
Other equipment, plant, and office equipment	2,038	2,286
Advance payments and construction in progress	2,039	2,273
	47,268	53,955

In addition to decreases arising from foreign currency effects, the EUR 6.7 billion decrease in the carrying amount of property, plant, and equipment to EUR 47.3 billion is due primarily to the sale of the remaining cable businesses, sales of real estate relating to sale-and-lease-back transactions, and further depreciation charges, combined with a decline in the volume of new capital expenditures.

The development of property, plant and equipment is shown in the statement of consolidated noncurrent assets.

Rental and Leasing Obligations

Minimum lease payments under leases expiring subsequent to December 31, 2003 are shown below.

	Capital Leases	Operating leases
Financial Year	(millions of €)
2004	52	1,703
2005	48	1,515
2006	48	1,347
2007	47	1,125
2008	47	995
after 2008	432	5,052
Total minimum lease payments	674	11,737
Imputed interest	(251)
Present value of net minimum lease payments	423

Capital leases relate primarily to office buildings and have terms of up to 25 years. Rental and leasing expenses totalled EUR 1.7 billion in 2003 (2002: EUR 1.7 billion and 2001: EUR 1.2 billion).

(15)    Financial Assets

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Investments in unconsolidated subsidiaries	118	149
Loans to unconsolidated subsidiaries	1	58
Investments in associated companies	2,386	2,593
Other investments in related companies	496	1,021
Long-term loans to associated and related companies	25	3
Other investments in noncurrent securities	86	238
Other long-term loans	78	107
	3,190	4,169

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net carrying amount of investments in associated companies decreased by EUR 207 million due to currency translation adjustments affecting PTC (Poland), GSM Facilities (United States), and MTS (Russia) in particular. The decline was also due to the sale of the 11.05 percent shareholding in MTS. These factors were partly offset by the addition of shares in GSM Facilities, positive earnings contributions and the reversal of prior write-downs to the net carrying amount of the investment in comdirect bank AG.

The EUR 525 million decrease in other investments in related companies is due primarily to the sale of shares in Globe Telecom (EUR 320 million), Eutelsat (EUR 118 million), and Celcom (EUR 51 million).

Long-term loans to associated and related companies are mainly composed of shareholder loans. The additions relate mainly to loans to DeaSat.

The decrease in other investments in noncurrent securities is attributable in particular to the sale of securities from the portfolio of Deutsche Telekom Holding B.V., Amsterdam, and a valuation adjustment in Deutsche Telekom AG's securities portfolio.

The development of financial assets is shown in the statement of consolidated noncurrent assets. The list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794).

Significant investments in associated companies are shown below:

	As of December 31, 2003			As of December 31, 2002
	Deutsche Telekom share	Net carrying amount	of which: Embedded goodwill(2)	Deutsche Telekom share	Net carrying amount	of which: Embedded goodwill(2)
Name	(%)	(millions of €)		(%)	(millions of €)
PTC	49.00	1,097	877	49.00	1,287	1,122
GSM Facilities	29.20	592	—	25.60	586	—
MTS(1)	25.15	330	5	36.20	455	11
Other		367	107		265	52
		2,386	989		2,593	1,185

(1)	Proportional market value on December 31, 2003: EUR 1,647 million (December 31, 2002: EUR 1,277 million).

(2)	Net difference between carrying value and equity in net assets.

(16)    Inventories, Materials and Supplies

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Raw materials and supplies	391	466
Work in process	307	350
Finished goods and merchandise	635	730
Advance payments	99	10
	1,432	1,556

Inventories, materials and supplies decreased by EUR 124 million or 8.0 percent year-on-year. This figure includes reductions of EUR 15 million resulting from changes in the composition of the Deutsche Telekom Group.

Raw materials and supplies include spare parts for data communications equipment, transmission equipment, and other telecommunications spare parts, components, and cable. Work in process relates mainly to projects that have not yet been completed, such as the installation of telecommunications systems and the implementation of IT systems solutions.

Finished goods and merchandise relate mainly to inventories of terminal equipment held both for resale and leasing, as well as existing rights of use for submarine cables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advance payments relate primarily to orders for terminal equipment, replacement modules, and replacement components.

(17)    Receivables

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Trade accounts receivable	5,318	5,840
Receivables from unconsolidated subsidiaries	203	171
Receivables from associated and related companies	241	247
	5,762	6,258

The decrease in trade accounts receivable relates in particular to the first-time asset-backed securitization at T-Mobile.

In November 2003, T-Mobile Deutschland GmbH sold without recourse certain trade accounts receivable amounting to approximately EUR 0.5 billion to a special purpose vehicle in a global assignment of debts under an asset-backed securitization program. The contract strictly rules out the retransfer of the receivables sold. Appropriate discounts have been agreed to cover financing and program costs and possible bad debt losses. The contract provides for a rebate of the discounts if the risks covered by the discounts are not utilized by the purchaser. Servicing of the receivables is performed by T-Mobile Deutschland GmbH on behalf of the purchaser.

All receivables are due within one year, with the exception of trade accounts receivables amounting to EUR 16 million.

The following table represents the annual development of the allowance for doubtful accounts:

	As of January 1	Charged to costs and expenses	Amounts written off/released	As of December 31
	(millions of €)
2001	790	1,167	(623)	1,334
2002	1,334	701	(680)	1,355
2003	1,355	376	(944)	787

The Company directly wrote off accounts receivable balances of EUR 282 million in 2003 (EUR 414 million in 2002; EUR 391 million in 2001).

(18)    Other Assets

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Tax receivables	1,526	1,782
Accrued interest	408	390
Receivables from reimbursements and loans receivable	120	96
Receivables from employees	41	46
Miscellaneous other assets	1,067	1,078
	3,162	3,392

The decrease in other assets results mainly to the decrease in tax receivables, which consists mainly of income taxes. The decrease in income tax receivables relates mainly to the refund of a corporate income tax receivable of Deutsche Telekom AG in June 2003. The claim for reimbursement amounting to EUR 550 million related to corporate income tax receivables from the external tax audit for the period 1997 to 1999.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(19)    Marketable Securities

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Treasury shares	7	7
Other marketable securities	166	406
	173	413

The number of treasury shares of 2,670,828, at December 31, 2003 was unchanged from the prior year, and is comprised as follows:

Number of Shares
1996 Employee Stock Purchase Plan	459,900
1999 Employee Stock Purchase Plan	5,185,278
Decrease as a result of the 2000 Employee Stock Purchase Plan	(2,988,980)
Shares acquired from KfW, not yet issued	14,630
2,670,828

The shares are recorded in the balance sheet at an acquisition cost of EUR 2.56 per share. The shares not purchased by employees in 2000 (14,630) were initially shown in the balance sheet at their acquisition cost of EUR 0.9 million, and written down to the lower quoted price at the balance sheet date. Treasury shares account for a total of 0.07 percent of the capital stock.

The decrease in other marketable securities compared with the previous year is mainly attributable to the reduction of Deutsche Bundespost bonds held to maintain favorable trading conditions and to the expiration of callable bonds.

(20)    Liquid Assets

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Checks	8	10
Cash-in-hand and deposits at the Bundesbank	33	42
Cash in banks	9,086	1,853
	9,127	1,905

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Original maturity less than 3 months	8,686	1,712
Temporary cash investments (original maturity longer than 3 months)	441	193
	9,127	1,905

Cash and cash equivalents with original maturity of less than 3 months consist primarily of fixed-term bank deposits, cash-in-hand, deposits at the Bundesbank, and checks. Temporary cash investments (with maturities longer than three months) consist almost exclusively of fixed-term bank deposits.

The development of cash and cash equivalents is shown in the consolidated statement of cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(21)    Prepaid Expenses and Deferred Charges

Prepaid expenses and deferred charges of EUR 772 million (Dec. 31, 2002: EUR 771 million) include discounts on loans of EUR 264 million (Dec. 31, 2002: EUR 295 million) which are amortized on a straight-line basis over the terms of the respective liabilities. Other prepaid expenses and deferred charges are also recognized for advance personnel costs and lease payments.

(22)    Shareholders' Equity

A detailed account of the development of the consolidated shareholders' equity for the years 2001, 2002, and 2003 is presented in the consolidated statements of shareholders' equity.

The development of the consolidated shareholders' equity from December 31, 1995 to December 31, 2003 is as follows:

Total shareholders' equity at year-end (millions of €)

(23)    Capital Stock

In accordance with § 5 (1) of its Articles of Incorporation, Deutsche Telekom AG's capital stock totaled EUR 10,746 million as of December 31, 2003, and is composed of 4,197.8 million no-par value ordinary registered shares. Each share entitles the holder to one vote.

The Federal Republic's direct shareholding in Deutsche Telekom AG, represented by the Federal Agency, was 26.03 percent at December 31, 2003; KfW's shareholding was 16.74 percent at December 31, 2003. 1,093 million individual no-par value shares (EUR 2,797 million) of the capital stock were therefore held by the Federal Republic at December 31, 2003 and 703 million (EUR 1,799 million) by KfW. The remaining shares are in free float.

In the course of the acquisition of T-Mobile USA/Powertel, Deutsche Telekom AG granted options on Deutsche Telekom shares in exchange for the outstanding warrants between Deutsche Telekom and T-Mobile USA/Powertel at the time of the acquisition. As of December 31, 2003, the number of Deutsche Telekom shares deposited as collateral for the outstanding options granted to T-Mobile USA and Powertel employees amounted to 22,539,480.

Authorized Capital

With the approval of the Supervisory Board, the Board of Management is authorized to increase the capital stock (share capital) by up to a nominal amount of EUR 3,865,093,163.52 by issuing up to 1,509,802,017 ordinary registered shares against noncash contributions in the period up to May 25, 2005. The authorization may be exercised in full or in part. Shareholders' preemptive rights are disapplied. The Board of Management is authorized to determine the rights accruing to the shares in the future and the conditions for issuing shares, with the approval of the Supervisory Board. As of December 31, 2003, 1,168,148,391 of the 1,509,802,017 authorized no-par value shares had been issued for the acquisition of T-Mobile USA and Powertel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Contingent Capital

The capital stock has been contingently increased by up to EUR 500,000,000, divided into 195,312,500 shares (contingent capital I). The contingent capital increase will be implemented only to the extent that

a.	the holders and creditors of conversion rights or warrants attached to convertible bonds or bonds with warrants to be issued before May 28, 2006 by Deutsche Telekom AG or its direct or indirect majority shareholdings on the basis of the authorization granted by resolution of the shareholders' meeting on May 29, 2001, exercise their conversion or option rights; or

b.	the holders and creditors obligated to convert bonds issued by May 28, 2006 by Deutsche Telekom AG or its direct or indirect majority shareholdings pursuant to the authorization granted by the resolution of the shareholders' meeting of May 29, 2001, fulfill their conversion obligation.

The new shares carry dividend rights from the beginning of the financial year in which they arise through exercise of conversion rights or options, or the fulfillment of conversion obligations. Contingent capital I was used in 2003 to issue convertible bonds amounting to approximately EUR 2.3 billion that will be converted into shares of Deutsche Telekom AG common stock at maturity (June 1, 2006). The convertible bonds were issued by Deutsche Telekom's financing company in the Netherlands — Deutsche Telekom International Finance B.V. — and are guaranteed by Deutsche Telekom AG. The securities were issued at par with a coupon of 6.5 percent. Depending on share price performance, the conversion ratio may fluctuate between 3,417.1679 to 4,237.2881 shares per bond (EUR 50,000 par value). The securities were placed with non-U.S. institutional investors outside the United States.

On the basis of the authorizing resolution adopted by the shareholders' meeting on May 29, 2001, the capital stock was contingently increased by up to EUR 307,200,000, composed of up to 120,000,000 new no-par value registered shares (contingent capital II). This contingent capital increase is exclusively for the purpose of granting stock options to members of the Board of Management of Deutsche Telekom AG, to members of Deutsche Telekom's second-tier management, and to other executives, managers, and specialists of Deutsche Telekom AG, and to members of the boards of management, members of management, and other executives, managers, and specialists of lower-tier group companies in Germany and other countries as part of the Deutsche Telekom 2001 Stock Option Plan. It will be implemented only to the extent that the holders of stock options exercise these options. The new shares carry dividend rights from the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company's shareholders' meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. No stock options granted under the 2001 Stock Option Plan had been exercised as of December 31, 2003.

On the basis of the authorizing resolution adopted by the shareholders' meeting on May 25, 2000, in conjunction with the amending resolution by the shareholders' meeting on May 29, 2001, the capital stock was contingently increased by up to EUR 2,621,237.76, composed of up to 1,023,921 new no-par value registered shares (contingent capital III). This contingent capital increase is exclusively for the purpose of granting stock options to members of the Board of Management of Deutsche Telekom AG and executives of the Company, and to members of the boards of management, members of management, and other executives of lower-tier subsidiaries as part of the Deutsche Telekom 2000 Stock Option Plan established on the basis of a resolution by the shareholders' meeting on May 25, 2000. It will only be implemented if these beneficiaries exercise their stock options. The new shares carry dividend rights from the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company's shareholders' meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. No stock options granted under the 2000 Stock Option Plan had been exercised as of December 31, 2003.

Treasury Shares

The shareholders' meeting on May 20, 2003 rescinded the authorization of the Board of Management to acquire treasury shares resolved by the shareholders' meeting on May 28, 2002 with

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effect from the end of the shareholders' meeting on May 20, 2003. At the same time, the Board of Management of Deutsche Telekom AG was authorized to acquire up to 419,775,242 shares, i.e., up to almost 10 percent of the capital stock, before November 19, 2004. The treasury shares acquired on the basis of this authorization may be resold on the stock exchange, used to list the Company's shares on foreign stock exchanges, offered to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or interests in companies, withdrawn, offered to shareholders on the basis of a subscription offer made to all shareholders, or sold other than on the stock exchange or by the way of an offer to all shareholders. The authorizations to acquire and utilize treasury shares may be exercised in full or in parts.

(24)    Additional Paid-In Capital

The additional paid-in capital of the Group exceeds Deutsche Telekom AG's additional paid-in capital of EUR 24,333 million by EUR 25,759 million. This is due in part to the recognition of the new Deutsche Telekom shares issued in the course of the acquisition of T-Mobile USA and Powertel at fair value (EUR 28,680 million) instead of at their par value (EUR 2,990 million), which is permitted in the consolidated financial statements. There were also other allocations to additional paid-in capital in 2003 at Group level amounting to approximately EUR 1 million (2002: EUR 68 million) from the exercise of conversion options by former shareholders of T-Mobile USA and Powertel. The shares of Deutsche Telekom reserved for these conversion options in a trust were included in the single-entity financial statements of Deutsche Telekom AG in 2001 at the time of the appropriation of the additional paid-in capital.

(25)    Retained Earnings

In addition to the transfers made from Deutsche Telekom AG's net income from prior years, retained earnings include the consolidated Group's share of the consolidated subsidiaries' net income or losses, provided they were generated by such subsidiaries since being included in the consolidated group, as well as a reserve for treasury shares held by the Company in accordance with § 272 (4) HGB. This item also includes the cumulative effects of consolidation adjustments from prior years.

(26)    Minority Interest

Minority interest represents the minority shareholders' proportionate share of the equity of the consolidated subsidiaries and relates primarily to T-Online International AG, HT-Hrvatske telekommunikacije, Matáv, Slovak Telecom, and T-Mobile Czech Republic.

(27)    Stock-Based Compensation

Deutsche Telekom AG

2000 Stock Option Plan

In the 2000 financial year, Deutsche Telekom granted stock options to members of the Board of Management and senior managers of Deutsche Telekom AG and to members of the boards of management and senior managers of Group companies within and outside Germany for the first time. On July 19, 2000, Deutsche Telekom granted 1,023,920.54 options for the purchase of 1,023,920.54 shares at an exercise price of EUR 62.69 to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2000. The closing price of Deutsche Telekom AG's common stock quoted in Xetra trading at Deutsche Börse AG, Frankfurt/Main, on the grant date was EUR 60.40 per share. The term of the options runs until July 20, 2005.

The options were not exercisable before the end of the lock-up period on July 19, 2002. The options may only be exercised if and when the absolute and relative performance targets have both been exceeded at least once in the period from July 20, 2002 to July 19, 2005.

The absolute performance target is achieved when the moving thirty-day average closing price of the T-Share in Xetra trading at Deutsche Börse AG, Frankfurt/Main, exceeds the exercise price of EUR 62.69 by more than 20 percent at the end of the lock-up period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The relative performance target is linked to share price performance relative to the performance of the Dow Jones EuroSTOXX 50© Total Return Index. The options may only be exercised if, after the end of the two-year lock-up period, the share price performance adjusted for dividends, preemptive rights, and other special rights (total shareholder return) exceeds the performance of the EuroSTOXX 50© Total Return Index measured on a moving thirty-day average basis.

Neither the absolute target nor the relative target had been exceeded at December 31, 2003.

Deutsche Telekom AG reserves the right, at its election, to settle the options through the payment of a cash amount (stock appreciation rights – SARs) instead of issuing new shares. The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2003, no resolution on conversion had been passed to this effect.

As of December 31, 2003, the weighted average remaining contractual life of the outstanding options from the 2000 Stock Option Plan was approximately 1.5 years.

The shareholders' meeting in May 2001 resolved that no further stock options would be granted on the basis of the 2000 Stock Option Plan. The contingent capital was reduced by the appropriate amount.

The activities relating to the stock options granted by Deutsche Telekom AG to beneficiaries of the 2000 Stock Option Plan are as follows:

	2000 Stock Option Plan
	2003		2002		2001
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	(€)	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of year	994	62.69	1,001	62.69	1,022	62.69
Granted	0	—	0	—	0	—
Exercised	0	—	0	—	0	—
Forfeited	7	62.69	7	62.69	21	62.69
Outstanding at end of year	987	62.69	994	62.69	1,001	62.69
Exercisable at end of year	0	—	0	—	0	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001 Stock Option Plan

For the 2001 Stock Option Plan, the shareholders' meeting in May 2001 resolved to increase the capital stock (share capital) of Deutsche Telekom AG by EUR 307,200,000 by issuing up to 120,000,000 new no-par value registered shares. This contingent capital increase is exclusively for the purpose of allowing up to 120,000,000 stock options to be issued to members of the Board of Management, other executives, and specialists of the Company and lower-tier subsidiaries as part of the Deutsche Telekom 2001 Stock Option Plan. In accordance with the resolution passed by the shareholders' meeting, the allocation of the total number of options to beneficiaries is as follows:

•	a maximum of 15 percent to members of the Board of Management of Deutsche Telekom AG,

•	a maximum of 20 percent to members of Deutsche Telekom AG's second-tier management,

•	a maximum of 15 percent to other executives, managers and specialists of Deutsche Telekom AG,

•	a maximum of 15 percent to members of the boards of management of Group companies within and outside Germany,

•	a maximum of 35 percent to other executives, managers and specialists of Group companies within and outside Germany.

The following conditions apply under the terms of the 2001 Stock Option Plan:

50 percent of the options granted to each beneficiary may only be exercised following the end of a lock-up period of two years, starting from the day on which the options are granted. The remaining 50 percent of the options granted to each beneficiary may be exercised at the earliest following the end of a lock-up period of three years, starting from the day on which the options are granted.

The exercise price is payable upon exercise of the options. The exercise price per share is 120 percent of the reference price. The reference price corresponds to the non-weighted average closing prices of Deutsche Telekom shares in Deutsche Börse AG's Xetra trading in Frankfurt/Main (or a successor system to the Xetra system) over the last thirty trading days before the grant of the options. If the average closing price calculated by this method is lower than the closing price of Deutsche Telekom shares in Deutsche Börse AG's Xetra trading (or in a successor system) on the grant date of the options, this closing price shall be taken as the reference price. The exercise price may not be lower than the notional value of one share in the capital stock (share capital). The exercise price is also the performance target.

The options may not legally be sold, transferred, pledged, or otherwise disposed of except in the event of death, in which case the options are transferred to the heirs.

Deutsche Telekom AG reserves the right, at its own discretion, to settle the options through the payment of a cash amount (stock appreciation rights – SARs) instead of issuing new shares. The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2003, no resolution on conversion had been passed to this effect.

On August 13, 2001, Deutsche Telekom granted 8,220,803 options for the purchase of 8,220,803 shares at an exercise price of EUR 30.00 to the beneficiaries of the 2001 Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2001. The closing price of Deutsche Telekom's common stock quoted in Frankfurt in Xetra trading on the grant date was EUR 19.10 per share. The term of the options runs until August 12, 2011.

In the 2002 financial year, Deutsche Telekom granted additional stock options to certain employees. On July 15, 2002, Deutsche Telekom granted a further 3,927,845 options for the purchase of 3,927,845 shares at an exercise price of EUR 12.36 to the beneficiaries of the Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2001. The closing price of Deutsche Telekom's common stock quoted in Frankfurt in Xetra trading on the grant date was EUR 10.30 per share. The term of the options runs until July 14, 2012.

As of December 31, 2003, the weighted average remaining contractual life of all outstanding options from the 2001 Stock Option Plan was approximately 8.1 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The activities relating to the stock options granted by Deutsche Telekom AG to beneficiaries of the 2001 Stock Option Plan are as follows:

	2001 Stock Option Plan
	2003		2002		2001
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	(€)	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of year	11,964	24.22	8,219	30.00	—	—
Granted	0	—	3,928	12.36	8,221	30.00
Exercised	0	—	0	—	0	—
Forfeited	196	25.89	183	29.16	2	—
Outstanding at end of year	11,768	24.25	11,964	24.22	8,219	30.00
Exercisable at end of year	3,964	30.00	0	—	0	—

5,360 SARs were forfeited in 2003. As of December 31, 2003, 162,560 of the SARs granted between 2001 and 2003 to employees in countries in which it was not legally possible to grant stock options were still outstanding.

T-Online International AG

2000 Stock Option Plan

In 2000, T-Online, for the first time, granted stock options to certain employees of T-Online International AG. On July 6, 2000, T-Online used its authority under shareholders' resolutions adopted in March 2000 to grant 214,473 options in respect of 214,473 shares of its stock to participants in its Stock Option Plan at an exercise price of EUR 37.65. The term of the options runs until July 6, 2005. In accordance with the resolution by the shareholders' meeting in March 2000, a total of 20,000,000 shares were reserved as contingent capital for future issuance under the 2000 Stock Option Plan. This contingent capital increase was reduced to EUR 214,473.00 at the shareholders' meeting on May 30, 2001.

No options granted under the 2000 Stock Option plan have yet been exercised, firstly because they were not exercisable until the end of the lock-up period on July 6, 2002 and, secondly, because the options are only exercisable when both the absolute and the relative performance targets have been exceeded at least once in the period between July 7, 2002 and July 6, 2005. The absolute performance target is deemed achieved when the moving thirty-day average closing price of the T-Online share in Xetra trading exceeds the exercise price by more than 40 percent. The relative performance target is linked to share price performance relative to the performance of the Dow Jones EuroSTOXX Telecom index. The options may only be exercised if, following expiration of the two year lock-up period, the performance of the shares, adjusted for dividends, options, and other special rights (total shareholder return), exceeds the performance of the EuroSTOXX Telecom index by more than 20 percent measured on a moving thirty-day average basis.

The weighted average remaining contractual life as of December 31, 2003 was 1.5 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The activities relating to the stock options granted by T-Online International AG to beneficiaries of the 2000 Stock Option Plan are as follows:

	2000 Stock Option Plan
	2003		2002		2001
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	(€)	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of year	112	37.65	117	37.65	177	37.65
Granted	0	—	0	—	0	—
Exercised	0	—	0	—	0	—
Forfeited	0	—	5	37.65	60	37.65
Outstanding at end of year	112	37.65	112	37.65	117	37.65
Exercisable at end of year	0	—	0	—	0	—

2001 Stock Option Plan

The shareholders' meeting on May 30, 2001 contingently increased the capital stock of T-Online International AG by EUR 51,000,000 for the 2001 Stock Option Plan and authorized the Supervisory Board to issue preemptive rights to the members of the boards of management of T-Online International AG, and authorized the Board of Management to issue preemptive rights to managers below the Board of Management. These include directors, senior managers, selected specialists at T-Online International AG, and members of the board of management, members of the management and other directors, senior managers, and selected specialists at Group companies within and outside Germany in which T-Online International AG directly or indirectly holds a majority shareholding.

The Stock Option Plan is structured as a "premium priced plan." The exercise price is payable upon exercise of the options. The exercise price per share is 125 percent of the reference price. The reference price corresponds to the non-weighted average closing price of T-Online shares in Deutsche Börse AG's Xetra trading (or in a comparable successor system) on the Frankfurt Stock Exchange over the last thirty trading days before the day on which the options are granted. If the average price calculated using this method is lower than the closing price of T-Online shares in Deutsche Börse AG's Xetra trading (or in a successor system) on the grant date of the options, this closing price shall be taken as the reference price.

Options are granted in annual tranches for periods of five years; stock options can be granted until 2005.

50 percent of the options granted may only be exercised after a two-year lock-up - calculated from the grant date of the options. The remaining 50 percent of the options granted may only be exercised three years after the day the preemptive rights are issued. The options have a life of ten years from the date of granting, meaning that options granted in the first tranche in 2001 and the options granted in the second tranche in 2002 are forfeited without replacement or compensation at the latest on August 12, 2011 and July 14, 2012 respectively. As of December 31, 2003, the weighted average remaining contractual life of the outstanding options from the 2001 Stock Option Plan was approximately 8 years.

2,369,655 options were granted on August 13, 2001 in the first tranche on the basis of the resolution adopted by the shareholders' meeting in May 2001. A further 2,067,460 options were granted in the second tranche on July 15, 2002. The exercise price, i.e., the performance target, for the first tranche is EUR 10.35 (125 percent of the reference price of EUR 8.28) and for the second tranche EUR 10.26 (125 percent of the reference price of EUR 8.21). The Board of Management decided not to issue the tranche for 2003.

On this basis, 26,410 stock options have been exercised from the 2001 tranche since August 14, 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The activities relating to the stock options granted by T-Online International AG to beneficiaries of the 2001 Stock Option Plan are as follows:

	2001 Stock Option Plan
	2003		2002		2001
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	(€)	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of year	4,415	10.31	2,348	10.35	0	—
Granted	0	—	2,067	10.26	2,369	10.35
Exercised	26	10.35	0	—	0	—
Forfeited	205	10.35	0	—	21	10.35
Outstanding at end of year	4,184	10.31	4,415	10.31	2,348	10.35
Exercisable at end of year	1,062	10.35	0	—	0	—

Stock Option Plan for the Acquisition of Ya.com Shares

In connection with the acquisition of shares in Ya.com, employees of Ya.com were granted 1,863,886 options for T-Online shares, for which the capital stock of T-Online was increased by EUR 1,863,886 in accordance with a resolution adopted on September 22, 2000.

The activities relating to the stock options granted by T-Online International AG as part of the acquisition of shares are as follows:

	Ya.com 2000 Stock Option Plan
	2003		2002		2001
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	(€)	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of year	366	0.00	1,084	0.00	1,864	0.00
Granted	0	—	0	—	0	—
Exercised	363	0.00	376	0.00	692	0.00
Forfeited	3	0.00	342	0.00	88	0.00
Outstanding at end of year	0	0.00	366	0.00	1,084	0.00
Exercisable at end of year	0	0.00	366	0.00	1,084	0.00

In its function as conversion trustee, Dresdner Bank holds 433,000 (2002: 430,000) options that may be sold under certain circumstances upon instructions by T-Online International AG. As the issuance of shares underlying these options for cash is viewed as an indirect cash payment by Ya.com shareholders to T-Online International AG as a result of the issue of T-Online shares, the proceeds of the sale of these options will be allocated upon sale as a premium to additional paid-in capital.

T-Mobile USA

Before its acquisition on May 31, 2001, T-Mobile USA had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding options of T-Mobile USA employees were converted from T-Mobile USA options into Deutsche Telekom options at a conversion rate of 3.7647 per unvested, outstanding T-Mobile USA option. The Deutsche Telekom shares linked to these options are administered in a trust deposit account that has been established for the benefit of holders of T-Mobile USA stock options. The exercise price for each share of Deutsche Telekom AG common stock corresponds to the applicable exercise price per share of T-Mobile USA common stock divided by 3.7647. Furthermore, no more options will be granted under any other T-Mobile USA stock option plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2003, 22.5 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan ("MISOP"), which was changed as a consequence of the acquisition on May 31, 2001. The MISOP provides for the issue of up to 8 million shares of Deutsche Telekom common stock, either as non-qualified stock options or as incentive stock options, plus the number of shares of common stock deliverable upon the exercise of the T-Mobile USA rollover options in accordance with the Agreement and Plan of Merger between Deutsche Telekom and T-Mobile USA. The vesting period and option term relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

The activities relating to the stock options granted since the acquisition of T-Mobile USA are as follows:

	Year ended December 31, 2003		Year ended December 31, 2002		Seven months ended December 31, 2001
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	($)	(in thousands)	($)	(in thousands)	($)
Outstanding at beginning of year	24,980	16.41	22,090	16.21	6,444	58.27
Conversion of historical T-Mobile USA options	—	—	—	—	(6,444)	58.27
Adjustment for T-Mobile merger	—	—	—	—	24,278	15.36
Granted	865	12.86	5,964	13.35	0	—
Exercised	3,709	4.20	2,133	3.35	1,639	3.21
Forfeited	1,865	21.34	941	19.51	549	17.47
Outstanding at end of year	20,271	17.95	24,980	16.41	22,090	16.21
Exercisable at end of year	11,756	17.88	10,028	13.95	6,299	9.88

	Outstanding options as of December 31, 2003			Exercisable options as of December 31, 2003
Ranges of the exercise prices	Number	Weighted average remaining contractual life	Weighted- average exercise price	Number	Weighted- average exercise price
($)	(in thousands)	(years)	($)	(in thousands)	($)
0.02 – 7.60	2,750	4.2	2.79	2,840	2.79
7.60 – 15.20	7,673	7.3	12.22	2,551	11.00
15.20 – 22.80	58	5.8	17.50	58	17.50
22.80 – 30.39	8,604	6.3	26.30	5,412	26.88
30.39 – 37.99	1,186	6.1	30.97	895	30.97
0.02 – 37.99	20,271	6.4	17.95	11,756	17.88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2003, 860,000 options were granted to certain key executives of T-Mobile USA under the Option Plan discussed above. These options vest based on meeting certain growth and financial performance measures and have a term of up to 10 years. Options granted, exercised and cancelled are summarized as follows:

	Year ended December 31, 2003
	Stock options	Weighted- average exercise price
	(in thousands)	($)
Outstanding at beginning of year	—	—
Granted	860	3.81
Exercised	(10)	3.81
Forfeited	—	—
Outstanding at end of year	850	3.81
Exercisable at end of year	133	3.81

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2003:

	Outstanding options as of December 31, 2003			Exercisable options as of December 31, 2003
Ranges of the exercise prices	Number	Weighted average remaining contractual life	Weighted- average exercise price	Number	Weighted- average exercise price
($)	(in thousands)	(years)	($)	(in thousands)	($)
0.00 – 7.60	850	9.0	3.81	133	3.81

Powertel

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353. The Deutsche Telekom AG shares linked to these options are administered in a trust deposit account established for the benefit of holders of Powertel stock options. The exercise price for each share of Deutsche Telekom common stock corresponds to the applicable exercise price per share of Powertel common stock divided by 2.6353. Furthermore, no more options will be granted under any other Powertel stock option plans.

The Powertel 2000 Stock Plan had 456,611 shares available at December 31, 2003. This plan was changed as a consequence of the acquisition. Under the terms of this plan, all employees, managers, directors, consultants, and advisors may be eligible for the allocation of options, conditional share allocations, or other allocations within the framework of the 2000 Stock Plan.

A total of 962,118 shares were available for outstanding options at December 31, 2003 for the Powertel Employee Stock Option Plan in force since 1991 ("1991 Option Plan"). The Powertel Board of Directors has decided not to grant any further options under the 1991 Option Plan.

At December 31, 2003, there were no shares available for outstanding options for the Non-employee Stock Option Plan ("Non-employee Plan"). The Powertel Board of Directors has decided not to grant any further options under the Non-employee Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The activities relating to the stock options granted since the acquisition of Powertel are as follows:

	Year ended December 31, 2003		Year ended December 31, 2002		Seven months ended December 31, 2001
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	($)	(in thousands)	($)	(in thousands)	($)
Outstanding at beginning of period	1,790	21.85	2,509	19.50	2,010	53.31
Conversion of historical Powertel options	—	—	—	—	(2,010)	53.31
Adjustment for T-Mobile merger	—	—	—	—	5,323	20.04
Granted	0	0.00	0	0.00	0	—
Exercised	171	5.05	446	5.39	1,200	6.29
Forfeited	201	28.65	273	27.27	1,614	31.42
Outstanding at end of year	1,418	22.79	1,790	21.85	2,509	19.50
Exercisable at end of year	1,100	20.62	891	16.93	883	8.76

	Outstanding options as of December 31, 2003			Exercisable options as of December 31, 2003
Ranges of the exercise prices	Number	Weighted average remaining contractual life	Weighted- average exercise price	Number	Weighted- average exercise price
($)	(in thousands)	(years)	($)	(in thousands)	($)
0.02 – 7.60	394	4.1	5.60	394	5.60
7.60 – 15.20	98	4.3	9.72	99	9.72
15.20 – 22.80	19	6.1	19.97	16	19.86
22.80 – 30.39	418	6.9	26.92	226	26.91
30.39 – 37.99	489	6.2	35.87	365	35.95
0.02 – 37.99	1,418	5.7	22.79	1,100	20.62

Matáv

On April 26, 2002, the shareholders' meeting of Matáv approved the introduction of a new management stock option plan.

In order to satisfy the exercise of options granted, the annual shareholders' meeting of Matáv authorized Matáv's Board of Directors to purchase 17 million "A" series registered ordinary shares, each with a nominal value of HUF 100, as treasury shares.

On July 1, 2002, Matáv used its authority under the shareholders' resolutions adopted in April 2002 to grant 3,964,600 options in respect of 3,964,600 shares of its stock to participants in its stock option plan at an exercise price of HUF 933 for the first tranche (exercisable 2003) and HUF 950 for the second tranche and third tranche (exercisable 2004/2005). The quoted fair market value of Matáv common stock quoted on BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options expire five years from the date of grant (June 30, 2007). The remaining contractual life as of December 31, 2003 was 3.5 years.

The options with respect to the maximum of one-third of the shares that can be purchased under the relevant options (first tranche) may be exercised at any time from and including the first anniversary of the grant date of such options until the end of the term.

The options with respect to the maximum of a further one-third of the shares that can be purchased under the relevant options (second tranche) may be exercised at any time from and including the second anniversary of the grant date of such options until the end of the term.

The options with respect to the rest of the shares that can be purchased under the options (third tranche) may be exercised at any time from and including the third anniversary of the grant date of such options until the end of the term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The options may not be sold, transferred, assigned, charged, pledged, or otherwise encumbered or disposed of to any third person.

The activities relating to the share options granted by Matáv are as follows:

	2003		2002
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	(HUF)	(in thousands)	(HUF)
Outstanding at beginning of year	3,965	944	0	—
Granted	0	—	3,965	944
Exercised	0	—	0	—
Forfeited	310	944	0	—
Outstanding at end of year	3,655	944	3,965	944
Exercisable at end of year	1	944	0	0

(28) Accruals for Pensions and Similar Obligations

Deutsche Telekom's pension obligations for non-civil servants are provided for by a range of defined benefit plans; there are further obligations under Article 131 of the Basic Law (Grundgesetz - GG). Deutsche Telekom's indirect pension obligations were made to its employees via the Versorgungsanstalt der Deutschen Bundespost (VAP) and the Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

The VAP provides pension services for pensioners who were employed by Deutsche Telekom. The VAP benefits, which supplement statutory pension benefits up to the level specified by the pension benefits formula, are generally calculated on the basis of the level of employee compensation during specific periods of their employment. Within the scope of negotiations on the realignment of the company pension plan, the employer and the trade unions agreed in 1997 on arrangements for the protection of vested VAP benefits. Pursuant to this agreement, the benefit obligations due to retirees and employees approaching retirement will remain unchanged. For younger employees with vested benefits, the obligations have been converted into an initial amount based on the number of years of coverage to date, which was then credited to a capital account held by the employer (cash balance plan). Deutsche Telekom credits further amounts to this account; when the insured event occurs, the account balance is paid out in full, in installments, or converted into a pension. If the relevant employees had not reached the age of 35 and had been insured for less than ten years, their benefit obligations are due directly from Deutsche Telekom. The DTBS was founded for processing the remaining obligations.

A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting the Company's obligations. Since November 2000, Deutsche Telekom has assumed the direct obligation to provide payments to pensioners covered by this collective agreement. VAP's obligations are therefore suspended (parallel obligation). Pension accruals are recognized for financial reporting purposes for the now direct pension obligations in accordance with U.S. GAAP (SFAS No. 87). Due to the direct nature of the parallel obligation, these pension accruals must also be shown in the balance sheet for tax reporting purposes in accordance with § 6a of the Income Tax Act (EStG). Those pensioners remaining in the VAP continue to receive their benefits directly from the VAP as the provider of pension services. Pursuant to the VAP's business plan, Deutsche Telekom will to a certain extent continue to be delegated additional obligations and assigned the corresponding assets on a pro rata basis.

Benefits relating to other direct pension plans are generally determined on the basis of salary levels and years of service; these benefit obligations are also usually determined by the amounts credited by Deutsche Telekom to its capital accounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows the composition of pension obligations:

	As of December 31,
	2003	2002
	(millions of €)
Pension obligations:
— Direct	3,163	2,927
— Indirect	1,286	1,007
Obligations in accordance with Article 131 GG	7	8
	4,456	3,942

The obligation amounts shown contain an "additional minimum liability" for individual pension plans. An additional minimum liability is a step-up amount for pension obligations relating to certain pension plans; these changes are recognized in income under German GAAP, but directly in equity under U.S. GAAP. Excluding the additional minimum liability, the accrual for pensions amounts to EUR 3,553 million (2002: EUR 3,465 million).

	As of December 31,
	2003	2002
	(millions of €)
Actuarial present value of benefits:
Vested benefit obligation	4,455	3,978
Nonvested benefit obligation	486	409
Accumulated benefit obligation	4,941	4,387
Effect of projected future salary increases	91	85
Projected benefit obligation	5,032	4,472
Plan assets at fair value	(489)	(412)
Projected benefit obligations in excess of plan assets	4,543	4,060
Unrecognized net losses	(990)	(595)
Unfunded accrued pension cost	3,553	3,465
Additional minimum liability	903	477
Total obligation	4,456	3,942

Calculation of Pension Accruals

	As of December 31,
	2003	2002
	(millions of €)
Unfunded accrued pension cost	3,555	3,467
Prepaid pension cost	(2)	(2)
Accrual for pensions	3,553	3,465

Taking into consideration the assets transferred to other entities, the pension obligations were fully disclosed.

The carrying amount of the corresponding pension accruals measured in accordance with § 6a EStG are EUR 3,674 million (2002: EUR 3,474 million).

The amount of pension obligations was determined using actuarial principles that are consistent with U.S. GAAP (SFAS No. 87), and using the assumptions at the respective balance sheet dates as shown in the following table:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assumptions for the Measurement of Benefit Obligations

	As of December 31,
	2003	2002	2001
Discount rate	5.25%	5.75%	6.00%
Projected salary increase	2.75%-3.50%	2.75%-3.50%	2.75%-3.50%
Projected pension increase	1.50%	1.50%	1.50%

Assumptions for Determining the Net Periodic Pension Cost

	For the year ended December 31,
	2003	2002	2001
Discount rate	5.75%	6.00%	6.25%
Projected salary increase	2.75%-3.50%	2.75%-3.50%	2.75%-3.50%
Expected return on assets	6.00%	6.00%	6.00%-6.50%
Projected pension increase	1.50%	1.50%	1.50%

Development of the Projected Benefit Obligation

	2003	2002
	(millions of €)
Projected benefit obligation, beginning of year	4,472	4,164
Service cost	140	155
Interest cost	251	241
Change in obligations	24	(59)
Actuarial losses	395	201
Total benefits actually paid	(250)	(230)
Projected benefit obligation, end of year	5,032	4,472

Development of Plan Assets at Fair Value

	2003	2002
	(millions of €)
Plan assets at fair value, beginning of year	412	405
Actual return on plan assets	14	(20)
Contributions by employer	87	79
Benefits actually paid through pension funds	(58)	(52)
Change in obligations	34	0
Plan assets at fair value, end of year	489	412

Information on Pension Plans with Accumulated Benefit Obligation Exceeding Assets:

	As of December 31,
	2003	2002
	(millions of €)
Projected benefit obligation	1,813	1,533
Accumulated benefit obligation	1,754	1,474
Transferred assets	489	412

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Breakdown of Plan Assets:

	As of December 31,
	2003	2002
Equity securities	18%	20%
Debt securities	43%	47%
Other	39%	33%

Investment Strategy

Deutsche Telekom's investment strategy is conservative and concentrates on safeguarding liquidity and on investments in the euro region; no derivative instruments are used. Most investments are made in time deposits and fixed-rate notes. Unless regulated by the requirements of § 54 of the Insurance Supervision Act, the investment strategy is determined by investment committees which regularly review investment decisions made.

Net Periodic Pension Cost

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Service cost	140	155	144
Interest cost	251	241	228
Expected return on plan assets	(27)	(24)	(24)
Amortization of gains and losses	13	7	0
Net periodic pension cost	377	379	348

Expected Amounts for Subsequent Years

Expected contributions by employer in 2004	EUR 87 million

Civil Servant Retirement Arrangements

Until the 2000 financial year, Deutsche Telekom AG maintained a special pension fund (Unterstützungskasse) for its active and former civil servants, which was merged with the special pension funds of Deutsche Post AG and Deutsche Postbank AG by notarized agreement on December 7, 2000 to form the joint pension fund Bundes-Pensions-Service für Post und Telekommunikation e.V. (BPS-PT). On January 11, 2001, the fund was entered in the Register of Associations with retroactive effect to July 1, 2000. The BPS-PT works for the fund of all three companies and also handles financial administration for the Federal Republic on a trust basis. It carries out all transactions for pension and allowance payments in respect of civil servants for Deutsche Post AG, Deutsche Postbank AG, and Deutsche Telekom AG.

In accordance with the provisions of the Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz - PTNeuOG), BPS-PT makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. The level of Deutsche Telekom AG's payment obligations to its special pension fund is defined under § 16 of the law concerning the Legal Provisions for the former Deutsche Bundespost Staff (PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33 percent of the pensionable gross remuneration of active civil servants and the notional pensionable gross remuneration of civil servants on leave of absence. The funding of this contribution is recognized as a period expense. These contributions amounted to EUR 809 million in the year ended December 31, 2003 (2002: EUR 838 million; 2001: EUR 845 million) (see note (34) Guarantees and Commitments, and Other Financial Obligations).

Under PTNeuOG, the Federal Republic compensates the special pension fund for differences between the ongoing payment obligations of the special pension fund, amounts received from Deutsche Telekom AG and returns on assets, and guarantees that the special pension fund has sufficient monies to satisfy the obligations it has assumed. The Federal Republic cannot require reimbursement from Deutsche Telekom AG for amounts paid by it to the special fund.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(29) Other Accruals

	As of December 31,
	2003	2002
	(millions of €)
Taxes	1,762	2,086
Provisions for deferred taxes	919	1,646
Accruals other than taxes
Employee benefits
Civil Service Health Insurance Fund	1,358	1,101
Personnel restructuring	566	558
Other obligations	1,231	1,080
	3,155	2,739
Outstanding invoices	1,849	2,540
Unused telephone units	524	500
Investment risks	399	126
Advertising cost subsidies / commissions	300	351
Restoration commitments	265	303
Loss contingencies	243	426
Refunds to be granted	230	168
Risks related to real estate	220	227
Litigation risks	209	164
Deferred maintenance	67	55
Other accruals	1,105	824
	8,566	8,423
	11,247	12,155

The Civil Service Health Insurance Fund (PBeaKK) provides services for its members mainly in cases of illness, birth, or death and calculates the allowances. When Postreform II came into effect, the PBeaKK was closed to new members. Due to the aging of the group of people insured, there is an expected shortfall between the fund's sources of regular income and benefits paid. The present value of this future deficit has been determined on the basis of actuarial principles, based on the new "1998 life expectancy tables" by Prof. Dr. Klaus Heubeck ("Richttafeln 1998"), which primarily reflect the increase in average life expectancy. Deutsche Telekom is required to cover part of this deficit, and has recognized an accrual for its share. The expense for the addition to this accrual was EUR 271 million in the year ended December 31, 2003 (2002: EUR 44 million; 2001: EUR 70 million), in particular as a result of the decrease in the discount rate.

Deutsche Telekom had, in response to competition, announced its intention to reduce its workforce by approximately 60,000 to 170,000 full-time equivalent employees by the end of the year 2000 (excluding employees of subsidiaries first consolidated after January 1, 1995) through natural attrition, early retirement, and other programs. The planned reductions included an estimated 38,300 non-civil servants expected to leave under voluntary separation agreements. The personnel restructuring program has now been completed. There are, however, still contracts originating from this time which have to be fulfilled. In particular collective agreements are still used for bridging allowances and old-age part-time work and lead to the establishment of new accruals when a fixed contract is finalized.

Non-civil servants accepted severance offers in the current year.

The personnel restructuring accruals, other human resources obligations, and other accruals include accruals of EUR 662 million for restructuring measures, which developed as follows in the 2003 financial year:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Type of restructuring activities

	Accruals as of January 1, 2003	Additions to accruals	Usage of accruals	Accruals as of December 31, 2003
	(millions of €)
Personnel restructuring accruals	558	192	184	566
Contracts terminated prematurely	62	49	30	81
Other	16	13	14	15
	636	254	228	662

Personnel restructuring accruals mainly relate to Deutsche Telekom AG (EUR 390 million) and T-Systems CDS (EUR 24 million). Restructuring accruals for premature termination of contracts consist primarily of accruals at T-Systems CDS of EUR 68 million.

The decrease in accruals for loss contingencies in 2003 is primarily due to the reduction of prior year accruals for debt premiums at T-Mobile USA amounting to EUR 150 million. These accruals were the result of the difference between the repayment amount and the higher fair value of bonds. The repurchase of the bonds issued reduced the accrual to EUR 1 million in 2003.

The accruals for unused telephone units are recognized for charges for telephone services as yet not rendered but which have already been recognized as income.

The increase in accruals for investment risks relates primarily to our investment in Toll Collect.

(30) Liabilities

	As of December 31, 2003				As of December 31, 2002
		of which due				of which due
	Total	within one year	in one to five years	after 5 years	Total	within one year	in one to five years	after 5 years
	(millions of €)				(millions of €)
Debt
Bonds and debentures	51,613	12,295	22,336	16,982	56,752	8,535	29,243	18,974
Liabilities to banks	3,798	806	1,928	1,064	6,292	1,341	3,534	1,417
	55,411	13,101	24,264	18,046	63,044	9,876	32,777	20,391
Other liabilities
Advances received	402	402	—	—	414	228	186	—
Trade accounts payable	4,175	4,143	32		3,833	3,807	26	—
Liabilities on bills accepted and drawn	4	4	—	—	0	—	—	—
Payables to unconsolidated subsidiaries	198	198	—	—	158	157	1	—
Payables to associated and related companies	213	213	—	—	147	147
Other liabilities	5,459	4,264	179	1,016	5,989	4,436	448	1,105
of which: from taxes	(1,091)	(1,091)	—	—	(1,159)	(1,159)	—	—
of which: from social security	(100)	(100)	—	—	(153)	(153)	—	—
	10,451	9,224	211	1,016	10,541	8,775	661	1,105
Total liabilities	65,862	22,325	24,475	19,062	73,585	18,651	33,438	21,496

The main items under bonds and debentures relate to old bonds issued by Deutsche Bundespost amounting to EUR 9.2 billion, and bonds issued by Deutsche Telekom International Finance B.V., Amsterdam, between 2000 and 2003 with the following terms:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Structure of the 2000 global bond:

Tranche	Nominal amounts	Nominal amounts	Nominal interest rate	Maturity
	(in currency)	(€)
EUR	2,250,000,000	2,250,000,000	6.625%	2005
EUR	750,000,000	750,000,000	7.125%	2010
GBP	625,000,000	885,394,532	7.625%	2005
GBP	300,000,000	424,989,375	7.625%	2030
USD	3,000,000,000	2,380,196,792	8.250%	2005
USD	3,000,000,000	2,380,196,792	8.500%	2010
USD	3,500,000,000	2,776,896,223	8.750%	2030
JPY	90,000,000,000	667,953,888	2.000%	2005

Structure of the 2001 eurobond:

Tranche	Nominal amounts	Nominal amounts	Nominal interest rate	Maturity
	(in currency)	(€)
EUR	4,500,000,000	4,500,000,000	6.375%	2006
EUR	3,500,000,000	3,500,000,000	7.125%	2011

After downgrading by Moody's from A3 to Baa1 in March 2002, and by Standard & Poor's from A- to BBB+ in April 2002, the coupons of the 2000 global bond and the 2001 eurobond increased by 0.5 percent. The change in the interest rate has already been included in the tables. If Deutsche Telekom is upgraded to at least an A- level by both agencies, the coupons will be reduced again by 0.5 percent.

Structure of the 2002 global bond:

Tranche	Nominal amounts	Nominal amounts	Nominal interest rate	Maturity
	(in currency)	(€)
EUR	2,000,000,000	2,000,000,000	8.125%	2012
EUR	2,500,000,000	2,500,000,000	7.500%	2007
USD	500,000,000	396,699,460	9.250%	2032

The coupons of the 2002 global bond will increase by 0.5 percent if Deutsche Telekom is downgraded by Standard & Poor's and Moody's to below Baa1 / BBB+ respectively.

Structure of the 2003 USD bond

Tranche	Nominal amounts	Nominal amounts	Nominal interest rate	Maturity
	(in currency)	(€)
USD	750,000,000	595,049,190	3.875%	2008
USD	1,250,000,000	991,748,651	5.250%	2013

In February 2003, Deutsche Telekom issued a mandatory convertible bond, via its financing subsidiary Deutsche Telekom International Finance B.V., generating proceeds totaling approximately EUR 2.3 billion. This mandatory convertible bond is convertible into common shares of Deutsche Telekom no later than June 2006 at a conversion rate that depending on share price performance, may vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 nominal amount). Each bondholder has the right to convert each bond at any time between July 1, 2003 and April 30, 2006 at a conversion ratio that is equal to 3,417.1679. The bond bears interest at 6.5% per annum.

Deutsche Telekom International Finance B.V. is a wholly owned subsidiary of Deutsche Telekom AG, and its bond issuances are unconditionally and irrevocably guaranteed by Deutsche Telekom AG.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Breakdown of bonds and debentures:

	Effective interest rate
Due in	up to 6%	up to 7%	up to 8%	up to 9%	over 9%	Total
	(millions of €)
2004	2,757	3,233	6,212	93		12,295
2005	2,091	2,417	886	2,380		7,774
2006	453	4,500	2,288			7,241
2007	500	500	2,500		80	3,580
2008	3,741					3,741
after 2008	1,004	1,569	6,844	7,157	408	16,982
	10,546	12,219	18,730	9,630	488	51,613

Liabilities to banks (mainly loan notes and short-term loans) due in the next five years and thereafter are as follows:

Due in	Amounts
(millions of €)
2004	806
2005	1,444
2006	123
2007	119
2008	242
after 2008	1,064
3,798

The average effective interest rate of total debt is as follows:

Bonds and debentures	6.82% per annum (2002: 6.69% per annum)
Liabilities to banks	6.12% per annum (2002: 5.74% per annum)

Deutsche Telekom has agreements with a number of banks pursuant to which it can draw on credit facilities of up to EUR 18.1 billion. These include syndicated loan facilities entered into by Deutsche Telekom AG and T-Mobile UK for EUR 9.0 billion (Deutsche Telekom syndicated credit) and EUR 3.9 billion (T-Mobile UK syndicated credit). Deutsche Telekom AG serves as guarantor of the T-Mobile UK syndicated loan. The level of the interest rates depends on Deutsche Telekom's rating, the amount of the syndicated credit, and the LIBOR rate plus margin ranking to be applied, from 0.275 to 0.500 percent. The loan commitment fee is between 0.050 and 0.200 percent and also depends on Deutsche Telekom's rating. EUR 1.0 billion of the T-Mobile UK syndicated credit has been used at December 31, 2003. This syndicated credit facility has an interest rate of 4.22 percent, excluding the loan commitment fee.

Part of the syndicated credit serves as collateral for Deutsche Telekom's commercial paper program. Deutsche Telekom may not draw on the syndicated credit in the amount of the drawings on the commercial paper drawdowns. Deutsche Telekom had not issued any commercial paper at December 31, 2003. There were no additional outstanding debts relating to the Deutsche Telekom syndicated credit at the end of 2003. Deutsche Telekom's credit facilities continue to include bilateral bank lines amounting to EUR 5.2 billion, of which EUR 0.3 billion had been used at the end of 2003 for short-term drawings and EUR 0.2 billion for guarantees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The development of debt over time is shown below:

Debt (millions of €)

The Company's original debt was raised principally to finance the development of the communications networks in Eastern Germany.

The increase in debt in 2001 was primarily a result of the acquisition and first-time consolidation of T-Mobile USA and Powertel.

Debt decreased by approximately EUR 4.0 billion in 2002, despite the acquisition of the remaining shares in debis Systemhaus and T-Mobile Netherlands, mainly because of cash generated from operations, divestitures of real estate and financial assets, and positive foreign currency effects.

In 2003, cash generated from operations, sales of assets, and positive foreign currency effects were the main drivers behind the further reduction in debt. New debt resulted primarily from the issuance of a U.S. dollar bond and a mandatorily convertible bond.

Financial liabilities include borrowings of EUR 17,261 million (2002: EUR 20,777 million) in foreign currencies.

Certain debt agreements contain affirmative and negative covenants, including financial covenants, and provide for various events of default. As of December 31, 2003, Deutsche Telekom and its subsidiaries were in compliance with these covenants. Additionally, certain subsidiaries of Deutsche Telekom are or may be subject to debt covenants that restrain the payment of dividends or the making of loans to Deutsche Telekom AG. With regard to non-wholly owned subsidiaries, agreements with minority shareholders or generally applicable principles of law relating to the rights of minority shareholders may in some instances restrict the ability of Deutsche Telekom to direct the payment of dividends or making of loans from those subsidiaries to Deutsche Telekom AG. The ability of subsidiaries to pay dividends may be subject to limitations relating to the availability of sufficient retained earnings or other law requirements of general applicability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Liabilities

	As of December 31,
	2003	2002
	(millions of €)
Interest	1,698	1,556
Rental and leasing obligations	425	573
Loan notes	799	842
Liabilities to employees	162	164
Other	2,375	2,854
	5,459	5,989

Other liabilities include taxes of EUR 1,091 million (2002: 1,159 million) and social security liabilities of EUR 100 million (2002: EUR 153 million).

Liabilities in the amount of EUR 5 million (2002: EUR 7 million) payable by subsidiary companies to banks and third parties are collateralized. Deutsche Telekom AG has provided no other collateral for its liabilities.

In accordance with Postreform II (§ 2 (4) of the Stock Corporation Transformation Act - Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG's liabilities which were outstanding at January 1, 1995. At December 31, 2003, this amount was EUR 11.6 billion.

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statement of cash flows has been prepared in conformity with International Accounting Standard (IAS) No. 7, Cash Flow Statements. Besides IAS 7, German Accounting Standard (GAS) No. 2, Cash Flow Statements, as approved by the German Standardization Council (DSR), is also used in preparing the consolidated statement of cash flows.

Liquid assets and short-term investments with original maturities of less than 3 months at the date of purchase are considered cash equivalents in drawing up the consolidated statement of cash flows. These current cash and cash equivalents increased by EUR 7.0 billion to EUR 8.7 billion in the year ended December 31, 2003.

This is a result of the following developments:

(31) Net Cash Provided by Operating Activities

Net cash provided by operating activities increased in the year ended December 31, 2003 by EUR 1.8 billion to EUR 14.3 billion.

In addition to tax refunds and lower net interest payments, this is due in particular to the improvement in operational business.

(32) Net Cash Used for Investing Activities

Net cash used for investing activities amounted to EUR 2.1 billion. This includes primarily investments of EUR 6.4 billion in noncurrent assets and EUR 0.3 billion in shares of fully consolidated companies. This is partially offset in particular by cash inflows from the disposal of noncurrent assets amounting to EUR 2.6 billion and the sale of shares of fully consolidated companies amounting to EUR 1.5 billion. As a result, net cash used for investing activities decreased by EUR 8.0 billion from EUR 10.0 billion in the prior year.

Investing activities declined year-on-year primarily due to lower investments in property, plant, and equipment of EUR 1.3 billion and shares of fully consolidated companies amounting to EUR 6.1 billion, in particular from the acquisitions of T-Systems ITS (EUR 4.7 billion) and T-Mobile Netherlands (EUR 1.7 billion) in the previous year. In addition, cash inflows from the sale of financial assets increased year-on-year (EUR 0.4 billion), as did cash inflows from the disposal of subsidiaries (EUR 0.8 billion). EUR 1.7 billion of the disposals relates to the sale of the Kabel Deutschland companies, and EUR 0.1 billion to the sale of T-Systems companies (mainly TELECASH); this was offset by outflows of liquid assets amounting to EUR 0.3 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(33) Net Cash Used for Financing Activities

Net cash used for financing activities increased by EUR 1.8 billion to EUR 5.2 billion in 2003.

The 2003 financing activities included a reduction in debt of EUR 5.1 billion compared with EUR 1.8 billion in 2002 resulting mainly from the repayment of U.S. dollar bonds, the reduction of a syndicated loan, and the repayment of bonds, offset by the issuances of mandatorily convertible bonds, and U.S. dollar bonds.

In addition, the 2002 amounts included a dividend payment amounting to EUR 1.6 billion, in comparison to dividend payments to minority shareholders amounting to EUR 0.1 billion in 2003.

OTHER DISCLOSURES

(34) Guarantees and Commitments, and Other Financial Obligations

	As of December 31,
	2003	2002
	(millions of €)
Guarantees	28	47
Liabilities arising from warranty agreements	2,199	927
	2,227	974

The increase in liabilities arising from warranty agreements is due primarily to loan collateral guarantees by Deutsche Telekom AG for T-Mobile. This increase was partially offset by a decline in T-Mobile International AG's obligation under a QTE (Qualified Technology Equipment) lease, which decreased by EUR 140 million year-on-year to EUR 768 million due to exchange rate effects.

Deutsche Telekom AG (45 percent), DaimlerChrysler Services AG (45 percent), and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute; 10 percent) – collectively the consortium - entered into an agreement with the Federal Republic of Germany, represented by the German Federal Ministry of Transport, Building and Housing (Federal Ministry of Transport), "on the collection of toll charges for the use of German highways by heavy vehicles, and the creation and operation of a toll system for the collection of highways toll charges for heavy vehicles (operating agreement)", dated September 2002 and last amended in November 2002, under the terms of which they are obligated to set up and operate a system for the electronic collection of toll charges for heavy vehicles; this is to be performed by a project company with the legal form of a limited liability company under German law (GmbH) – Toll Collect GmbH. In addition, the parties of the consortium have undertaken, on a joint and several basis, in agreement with the Federal Republic, to maintain an equity ratio in the project company of 20 percent of the balance sheet total (calculated based on the German GAAP single-entity financial statements of the limited liability company) until August 31, 2004, and 15 percent thereafter; the total risk for Cofiroute arising from the Toll Collect project is limited to EUR 70 million.

Under the terms of the "Equity Maintenance Undertaking", the parties of the consortium are obliged to inject additional capital in the event of negative developments within the Toll Collect project. As Deutsche Telekom AG did not expect any future injection of additional capital to be repaid during the project by any corresponding dividend from Toll Collect GmbH, accruals were recognized at December 31, 2003 for anticipated losses relating to the project (see Note (29) Other Accruals). The calculation of the accruals is based on the assumption that the system will start operation on January 1, 2005; correspondingly, foreseeable losses of income and expenses, such as contractual penalties for a delayed start of operations, were also taken into consideration.

Additional contractual penalties shall be payable if the start of operations is postponed beyond December 31, 2004. In addition, the agreement includes provisions for further contractual penalties after the approved start of operations (issuance of the preliminary operating permit) if the performance of the system is not adequate. The Federal Republic is asserting claims for damages from the parties of the consortium of EUR 156 million per month for the period September 1 to December 31, 2003 and EUR 180 million per month from January 1, 2004 for lost toll revenues. In addition, the Federal Republic is seeking contractual penalties of EUR 680 million because the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

members of the consortium did not seek the necessary agreement of the Federal Ministry of Transport before concluding certain subcontractor agreements. Deutsche Telekom AG believes the claims of the Federal Republic are unfounded. Under the terms of the agreement, the Federal Republic may resort to arbitrational proceedings for clarification of the legal position. The maximum future obligations arising from the Toll Collect project cannot be quantified with adequate certainty; it is therefore not possible to express this in figures under guarantees and commitments.

In addition, Deutsche Telekom AG has given a guarantee for bank loans to Toll Collect GmbH amounting to EUR 312 million; these are included in the table above.

Other Financial Obligations

	As of December 31, 2003			As of December 31, 2002
		of which due			of which due
	Total	in the following financial year	from the second financial year after the balance sheet date	Total	in the following financial year	from the second financial year after the balance sheet date
	(millions of €)
Present value of payments to special pension fund	9,000	950	8,050	9,001	831	8,170
Purchase commitments for interests in other companies	763	254	509	826	218	608
Obligations under rental and operating lease agreements	11,737	1,703	10,034	10,050	1,813	8,237
Purchase commitment from capital projects in progress	1,924	1,634	290	1,213	1,141	72
Commitments arising from transactions not yet settled	869	783	86	475	364	111
Other financial obligations	12	3	9	0	0	0
Total other financial obligations	24,305	5,327	18,978	21,565	4,367	17,198

The present value of payments that Deutsche Telekom is required to make in accordance with Postreform II to the Company's special pension fund for civil servants, or its successor, on the basis of the 1998 life expectancy tables prepared by Prof. Klaus Heubeck, amounted to EUR 9.0 billion at December 31, 2003.

The purchase commitments for interests in other companies relate mainly to Deutsche Telekom AG (EUR 510 million). The slight decrease in the commitments is marked by offsetting effects. An arbitration panel decided that T-Mobile's obligation to purchase additional shares of PTC no longer applies (2002: EUR 128 million). In addition, T-Online no longer has an obligation to contribute to a venture fund due to the inclusion of the company in the Group. New obligations result from the announcement by T-Online International AG that it will buy shares of Scout24 AG (EUR 180 million).

During 2002, the Company sold real estate to a newly established real estate fund for EUR 525 million. In connection with the sale, the Company has committed to lease back the real estate sold for a period of 15 years. The Company has a 'call' right to acquire all the shares of the real estate fund after 10 years, and the shareholders of the fund have the 'put' right to compel the Company to acquire all the shares of the real estate fund after 16 years. The call and put prices are formula based, determined on the then cash flow multiples generated by the transferred real estate, and adjusted for outstanding mortgage loans at the time of exercise. Based on current market conditions, the undiscounted future put price would be approximately EUR 420 million, net of mortgage loans assumed of approximately EUR 210 million.

The increase in obligations under rental and lease agreements is mainly attributable to new and renewed leases for real estate and radio towers. The majority of the lease obligations are attributable to Group Headquarters & Shared Services, and to T-Mobile.

The purchase commitments for capital projects in progress are primarily attributable to Deutsche Telekom AG (EUR 1.0 billion), T-Systems (EUR 0.4 billion), and T-Mobile (EUR 0.3 billion). A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

large number of different purchase commitments, most of which are short-term in nature, have been entered into by Deutsche Telekom AG. T-Systems has entered into commitments relating in particular to license agreements and software projects. T-Mobile's commitments include commitments to purchase network and UMTS equipment. There are detailed agreements covering the purchase quantities and periods.

The commitments arising from transactions not yet settled relate primarily to short-term purchase commitments at T-Mobile (EUR 0.8 billion). The increase in commitments is due in particular to new contracts for mobile terminals at T-Mobile Deutschland and T-Mobile UK. There are detailed agreements covering the purchase quantities and periods.

Deutsche Telekom is a party to a number of lawsuits and other proceedings arising out of the general conduct of its business, including proceedings under laws and regulations related to environmental and other matters. Litigation accruals include the costs of litigation and any probable losses. The Company does not believe that any additional costs will have a material adverse effect on the net worth, financial position, and results of the Deutsche Telekom Group.

Litigation, Claims and Assessments

A number of purported class action lawsuits have been filed and consolidated in the United States District Court for the Southern District of New York by or on behalf of purported purchasers of the ADSs issued pursuant to a registration statement on Form F-3 filed with the Securities and Exchange Commission on May 22, 2000, and pursuant to a prospectus dated June 17, 2000, and purported purchasers of our ADSs during the period from June 19, 2000, to and including February 21, 2001. The operative complaint in these consolidated actions asserts claims against the Company and the former Chairman of the Management Board, and others, under U.S. federal securities statutes based on allegations that statements made in the registration statement and prospectus were materially false and misleading because Deutsche Telekom allegedly failed adequately to disclose detailed information relating to merger negotiations with VoiceStream Wireless Corporation, and allegedly overstated the value of its real estate portfolio. The Court has certified the action as a class action and defined the class to include all purchasers of its ADSs during the period from June 19, 2000, to and including February 21, 2001. The selling shareholder in the offering, Kreditanstalt fuer Wiederaufbau, has been dismissed from the action. Fact discovery in the U.S. class action suits is largely complete, and any remaining fact discovery is expected to be completed during the first quarter of 2004. Deutsche Telekom and the former Chairman of its Management Board have filed two motions for summary judgment seeking dismissal, respectively, of all plaintiffs' claims with respect to nondisclosure of negotiations with VoiceStream and all plaintiffs' claims with respect to alleged overstatement of real estate values. Those motions have not yet been fully briefed or argued.

Purported purchasers of Deutsche Telekom shares sold pursuant to prospectuses dated May 28, 1999 and May 26, 2000 have filed approximately 1,920 lawsuits (with approximately 11,358 plaintiffs) in Germany. The plaintiffs predominantly allege that the book values the Company recorded for its real property portfolio were improperly established and maintained under German accounting principles. In many of these lawsuits, claims have also been made with respect to the VoiceStream transaction analogous to those made in the purported U.S. class action lawsuits described above. In the recent wave of lawsuits, which were mostly filed in May 2003, many plaintiffs assert more allegations. They allege, among other things, that the purchase price for the UK celluar phone carrier One2One was unreasonably high and the prospectus did not provide information about necessary write offs to the goodwill, that the internal mid term financial plan for 2000-2004 was inaccurate, that the prospectus did not properly inform about the general risks of the international expansion, the relations to our major shareholder, the Federal Republic of Germany and the risks of the liberalization of the German telecommunication market. Further, they allege that the business prospects were described too positively and that the prospectus did not properly inform investors about the price to be paid for a UMTS- license to be bought in an auction in August 2000.

These lawsuits are pending before the District Court in Frankfurt am Main. It is too early for the Company to express a view of the possible outcome of the lawsuits. The former presiding judge has issued a statement describing his preliminary view that it will be necessary to take evidence by obtaining an expert opinion. The former presiding judge also stated that he is inclined to order a stay of the civil litigation until the prosecutorial investigation into the real estate matter has been resolved.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

However, the presiding judge changed in October 2003 and so far the Company has no indication how the new presiding judge intends to proceed. The aggregate euro amount of all shareholders' claims filed in Germany in these lawsuits is approximately EUR 73 million.

Many shareholders have also initiated conciliation proceedings with a state institution in Hamburg ("Oeffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg", "OeRA"). According to an oral information by OeRA approximately 12,000 to 15,000 shareholders have instituted conciliation proceedings. The Company expects the claims made in these conciliation proceedings to be analogous to those made in the purported prospectus liability lawsuits described above.

The Company is contesting each of the aforementioned lawsuits vigorously and has declined to participate in the conciliation proceedings. Because the lawsuits and the conciliation proceedings, which in the aggregate involve substantial damage claims, are in their preliminary stages, the plaintiffs in the U.S. class action suits have not yet responded to the motions for summary judgment and those motions have not been argued or decided, and the plaintiffs in the U.S. class action suits have not quantified the amount of damages they will seek. The Company is not in a position to predict their outcome or impact. However, the Company believes that the allegations in the lawsuits and the conciliation proceedings do not provide a basis for the recovery of damages because all required disclosures were made on a timely basis.

The Bonn public prosecutor is conducting an investigation (Ermittlungsverfahren) into allegations in the press and elsewhere asserting that the book values the Company recorded for its real estate portfolio have been improperly established and maintained under applicable accounting principles and so were substantially overvalued in its 1995 opening balance sheet and in later balance sheets. The Bonn public prosecutor has notified the Company that his investigation also goes into whether the Company underpaid its German corporate income and trade taxes because amortization and depreciation were higher than they should have been as a result of the alleged overstatement and that the Company further wrongfully paid dividends to its Shareholders in 1998. The Company believes that the book values of its fixed assets have been correctly presented in accordance with applicable accounting principles, and dispute allegations to the contrary. The Company has nonetheless been cooperating fully in the investigation and is interested in seeing it expeditiously resolved. The Company cannot offer assurances as to the timing or outcome of the prosecutor's investigation. The investigations are being conducted with regard to certain individuals and is not directed against the Company. Adverse consequences for the Company could follow if any of the individuals who are or who become the subject of the investigation were found to have violated the law. The Company is cooperating with the investigations.

The Bonn public prosecutor is also conducting other investigations. One investigation concerns allegations that members and former members of the Management Board breached their duties by causing the Company to pay excessive consideration for VoiceStream and Powertel. Another investigation concerns allegations, that the Company wrongfully bore liability risks in connection with the June 2000 global offering by KfW of Deutsche Telekom shares. A third investigation concerns allegations of prohibited insider transactions with respect to amendments in the lock-up agreements with Sonera, allowing Sonera to sell a number of Deutsche Telekom shares. The Company understands that these investigations are being conducted with respect to individuals and are not directed against the Company as a corporate entity. In each case, the Company believes that its board members and the Company acted appropriately. Adverse consequences for the Company could follow from these investigations, however, if the individuals who are the subjects of the investigations, are found to have violated the law. The Company is cooperating with the investigations.

The Bonn public prosecutor is further investigating allegations in the press and elsewhere asserting that the Company is involved in systematic wrongful billing. The Company has denied these allegations, but has been cooperating fully in the investigation and is interested in seeing it expeditiously resolved. The Company cannot offer assurances as to the timing or outcome of the prosecutor's investigations.

In the first quarter of 2000, AOL Bertelsmann brought preliminary injunction proceedings and filed a complaint against T-Online and the Company before the Hamburg District Court (Landgericht Hamburg) claiming that T-Online had engaged in an anti-competitive practice by bundling its

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

"By-Call" Internet access charge with the Company's ISDN telephone access. The Hamburg District Court decided in the favor of the Company in both proceedings. AOL Bertelsmann's appeal to the Hamburg Court of Appeals was rejected. AOL Bertelsmann lodged an appeal with the German Federal Court of Justice (Bundesgerichtshof) that is still pending.

In September 1998, Deutsche Post AG commenced an arbitration proceeding seeking contributions from the Company relating to the cost of employee housing for former Deutsche Bundespost employees, including a number of its employees. In 1995, responsibility for the housing of former employees of Deutsche Bundespost was assigned to Deutsche Post AG. The parties have different views as to the amount the Company is obliged to pay as cost reimbursement for the use of such employee housing for its employees. Deutsche Post AG currently is seeking payment in the amount of EUR 131 million from the Company, although the Company expects that Deutsche Post AG may claim further amounts in the event that its initial claim is successful. In March 2000, the Company raised counterclaims in the amount of EUR 62.6 million reclaiming down payments from 1995 and 1996. The outcome of the arbitration proceeding is uncertain.

Media reports have suggested that radio frequency emissions from wireless handsets and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of cell sites, either or both of which could have a material adverse effect on the Company's or on T-Mobile USA's results of operations. T-Mobile USA is subject to current, and potentially future, litigation relating to these health concerns. Several amended class action lawsuits have been filed against T-Mobile USA and several other wireless service operators and wireless phone manufacturers, asserting products liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless handsets. The complaints seek substantial money damages as well as injunctive relief. The defense of these lawsuits may divert management's attention, and T-Mobile USA may be required to pay significant awards or settlement and may incur significant expenses in defending these lawsuits. In addition, T-Mobile USA could be subject to potential litigation, legislation or adverse publicity relating to damage caused by persons who use mobile telephones while driving.

In April 2001, QPSX Europe GmbH filed suit for a permanent injunction with the District Court in Munich (Landgericht Munich) against the Company and Siemens AG, alleging that the companies are both infringing on plaintiff's patent by providing services using Asynchronous Transfer Mode (ATM) technology. Since ATM technology is used in a number of products and services which the Company offers, e.g. T-DSL and T-ATM, an adverse outcome in this proceeding could have a substantial adverse effect on its business.

In connection with the current delay in the introduction of a toll collection system the Federal Republic of Germany has indicated that it will initiate arbitration proceedings against the Company, DaimlerChrysler Services AG and Compagnie Financiére et Industrielle des Autoroutes S.A. (Cofiroute) for damages arising from breach of the Operating Agreement.

(35) Financial Instruments

Fair Value

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following is a summary of the estimated fair value of Deutsche Telekom's financial instruments:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2003		As of December 31, 2002
	Fair value	Net carrying amount	Fair value	Net carrying amount
	(millions of €)
Assets
Other investments in related companies	750	496	1,169	1,021
Other long-term loans	77	78	109	107
Other investments in noncurrent securities	80	86	238	238
Accounts receivable	5,874	5,874	6,258	6,258
Liquid assets	9,127	9,127	1,905	1,905
Other investments in marketable securities	175	173	413	413
Liabilities
Bonds and debentures	56,151	51,613	60,144	56,752
Liabilities to banks	3,730	3,798	6,368	6,292
Other liabilities	10,666	10,666	10,541	10,541
Derivative financial instruments(1)
Interest rate swaps	(74)	(194)	67	(230)
Cross-currency interest rate swaps sold	(712)	(231)	(488)	(190)
Foreign currency forward contracts	(80)	(16)	12	28
Foreign currency options	1	0	0	0

(1)	Non-bracketed amounts represent assets, bracketed amounts represent liabilities.

Fair values were determined as follows:

The fair value of other investments in noncurrent assets and in marketable securities is based on quoted market prices for those instruments or similar instruments. The net carrying amount of other investments in marketable securities is adjusted to market value where market value is less than the original investment. The net carrying amounts of accounts receivable approximate their fair values, due to the short period to maturity. The net carrying amounts of liquid assets also reflect reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

The fair value of debt which is publicly traded, primarily bonds and debentures, is estimated based on quoted market prices at year end. The carrying amounts of other liabilities approximate their fair values. The fair value of off-balance sheet financial instruments generally reflects the estimated amount the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains and losses of open contracts. The estimated fair values of derivatives used to hedge or modify the Company's risk will vary substantially with future changes in interest rates or with fluctuations in foreign exchange rates. These changes in fair values should not be viewed in isolation, but rather in relation to adverse changes in the values of the underlying hedged transactions.

The fair values of other investments in related companies as well as loans to unconsolidated subsidiaries and associated companies, which have carrying amounts of EUR 523 million and EUR 1,082 million at December 31, 2003 and 2002 respectively, could not be determined, except for the investments in VocalTec and SES Global S.A., because they are not publicly traded. VocalTec and SES Global S.A. are measured at their fair values, based on share prices.

Derivative Financial Instruments

The Company uses derivative financial instruments for the purpose of hedging interest rate and currency exposures that arise from its ongoing business operations. The top priority in all cases in which derivatives are used is to limit the risk of the underlyings. Derivatives may therefore only be used to eliminate risk exposures, and may never be used to create new risks for speculative reasons. Derivative financial instruments are subject to internal controls.

Derivatives classified as hedging instruments are those entered into for the purpose of matching or eliminating risk from potential movements in interest rates and foreign exchange rates inherent in the Company's assets and liabilities. A derivative is designated as a hedge where there is an offset between the effects of potential movements in the derivative and designated underlying asset, liability,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or position being hedged. Such derivatives are monitored regularly for their effectiveness as hedge instruments. Derivative instruments designated as hedges are accounted for together with the hedged item.

The main interest rate instruments used are interest rate swaps. These are entered into with the aim of transforming the coupons on bonds, and the interest rates on loans and financial assets, in accordance with a mix of fixed and floating rate interest instruments that is laid down once a year. Interest rate swaps are designated as hedging instruments for specific liabilities or groups of similar liabilities. Cross-currency interest rate swaps usually swap foreign currency bonds or medium-term notes in required target currencies.

Gains or losses related to changes in the value of interest rate swaps are generally not recognized. Only interest rate swaps which are not designated as hedging instruments for balance sheet assets and liabilities (which are mainly hedges of planned future transactions) are marked to market and resulting negative values are accrued and included as a component of net interest expense; gains are recognized upon realization. Unrealized gains and losses from changes in fair value are netted currency for currency and assigned to portfolios, and the resulting net loss is accrued. The interest differential to be paid or received on interest rate swaps is recognized in the statement of operations, as incurred, as a component of net interest expense. Gains or losses on interest rate swaps released prior to their maturity are recognized immediately in net interest expense.

The Company uses foreign currency forward contracts and foreign currency options purchased as well as cross-currency interest rate swaps to eliminate fluctuations in foreign currency cash flows related to capital expenditures and financial liabilities. Foreign currency forward contracts hedging firm commitments to invest in or sell a foreign entity are not recognized at the balance sheet date. Such firm commitments are recognized using the foreign exchange rate fixed by the foreign currency forward contract. Where the Company purchases call options to hedge firm commitments to invest in a foreign entity or put options for disposal of investments, the option is carried in other assets and is not measured until exercise or expiration. The option premium is included in the purchase cost of the investment when its addition is recorded, and in the proceeds from the sale when the selling price is received. Gains and losses resulting from foreign currency forward contracts, cross-currency interest rate swaps, and foreign currency financing which relate to the net investments in foreign entities are recorded in the cumulative translation adjustment account.

Foreign currency forward contracts hedging other payments and receipts are assigned to foreign currency portfolios categorized by foreign currency type with the related financial instruments. These portfolios are marked to market at the balance sheet date and resulting negative portfolio values are accrued under other liabilities. Measurement gains and losses are netted portfolio for portfolio. An accrual for loss contingencies is established for each portfolio for the amount of the excess loss. Net gains are not recognized.

The following is a summary of the contract or notional principal amounts outstanding and the average interest paid / received at December 31, 2003 and 2002:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Dec. 31, 2003				Dec. 31, 2002
	Maturity	Notional amount millions of €	Average interest rate paid	Average interest rate received	Maturity	Notional amount millions of €	Average interest rate paid	Average interest rate received
Interest rate swaps (EUR)
Receive fixed, pay variable	2004-2010	13,664	2.12%	3.96%	2003-2010	12,019	3.26%	4.44%
Forward receive fixed, pay variable	2007-2008	2,000	EURIBOR6M	3.86%	2005	820	EURIBOR6M	4.21%
Receive variable, pay fixed	2005-2010	2,555	5.80%	2.20%	2003-2010	4,652	5.23%	3.07%

Interest rate swaps (USD)
Receive fixed, pay variable	2005-2007	2,539	1.23%	2.31%	2003-2008	1,144	2.11%	8.00%
Forward receive fixed, pay variable	2007	793	USDL6M	3.22%	—	—	—	—
Receive variable, pay fixed	2007	793	4.65%	1.22%	—	—	—	—
Forward receive variable, pay fixed	2007-2008	3,015	4.70%	USDL6M	2007	2,859	5.07%	USDL6M

Interest rate swaps (GBP)
Receive fixed, pay variable	2005	283	4.18%	3.84%	—	—	—	—
Receive variable, pay fixed	2005-2006	779	5.80%	3.83%	2003-2006	1,575	5.91%	3.94%
Forward receive variable, pay fixed	—	—	—	—	2005	307	6.04%	GBPL6M

Interest rate swaps (JPY)
Receive fixed, pay variable	2005	668	0.31%	1.50%	2005	723	0.32%	1.50%

Interest rate swaps (CZK)
Receive fixed, pay variable	—	—	—	—	2004	13	3.18%	8.14%

Interest rate swaps (HUF)
Receive fixed, pay variable	2006	241	9.25%	9.61%	—	—	—	—
Forward receive variable, pay fixed	—	—	—	—	2006	269	9.25%	BUBOR6M

Interest rate caps/collars	—	—	—	—	2003	38	—	—

Cross currency interest rate swaps	2004-2032	4,883	5.25%	2.57%	2003-2032	6,437	5.29%	3.05%

Forward cross currency interest rate swaps	—	—	—	—	2006	252	BUBOR6M	EURIBOR6M

Foreign currency forward contracts
Forward purchases	2004-2008	1,190	—	—	2003-2008	1,955	—	—
Forward sales	2004-2006	982	—	—	2003-2006	2,917	—	—
Currency options	2004-2005	5	—	—	2003	4	—	—

The notional amounts of the derivative financial instruments do not generally represent amounts exchanged by the parties, but are merely the basis for measuring these amounts. They do not reflect the risk exposure of the financial derivatives. The amounts exchanged are calculated by reference to the notional amounts and by the other terms of the derivatives, such as interest rates, exchange rates, or other indices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(36) Segment Reporting (Restated)

Deutsche Telekom applies Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) and the German Accounting Standard No. 3 "Segment Reporting" (GAS 3) for the calculation of segment information. These require companies to disclose information on their operational segments in accordance with their internal reporting structures. Under SFAS No. 131 and GAS 3, Deutsche Telekom has the following operational segments for which reporting is required: T-Com, T-Mobile, T-Systems, T-Online, and Group Headquarters & Shared Services. The segments for which reporting is required are strategic divisions which differ in their products and services, their relevant sub-markets, the profile of their customers, and their regulatory environment.

The measurement methods used for the Group segment reporting correspond mainly to those used in the German consolidated financial statements. Deutsche Telekom evaluates the segments' performance based on the income before income taxes; the operational figures EBIT and EBITDA are also used. Based on income before taxes, EBIT does not include extraordinary income/losses or net financial income/expense. EBITDA additionally excludes depreciation and amortization. The first-time application of the cost-of-sales method at Deutsche Telekom from January 1, 2003 led to a change in the composition of income before taxes, which now includes other taxes. As no extraordinary items arose in any of the periods, the income before income taxes reported here corresponds to results from ordinary business activities.

Revenues generated and goods and services exchanged between segments are generally calculated on the basis of market prices. With the exception of depreciation and amortization, additions to and reversal of accruals, no major noncash items are shown in the segments. The income/loss related to associated and related companies relates to income from investments and associated companies, as well as write-downs of financial assets and other investments in marketable securities.

Segment assets under segment reporting include the carrying amount of property, plant, and equipment, intangible assets, and financial assets. Segment investments are defined as increases in these areas. In addition, the segment assets and segment investments are shown by geographical region; assignment to the individual regions is generally determined by the location of the asset. Please refer to note (1) Net Revenues for the presentation of revenue by regions. In accordance with GAS 3, liabilities have been assigned to the segments since the 2000 financial year. As part of Group segment reporting, these include debt and other liabilities, excluding tax liabilities.

The structure of the segments was adapted to the adjusted reporting structure at the T-Com and T-Online divisions in the first quarter of 2003. DeTeMedien is no longer included under T-Online, but has been reported under T-Com since January 1, 2003. In the same way, subsequent measurement resulting from the inclusion of new shareholders at T-Online, which affects the income/loss related to associated and related companies, as well as depreciation and amortization, is no longer reported under the T-Online segment but in the reconciliation to consolidated amounts. In addition, the direct allocation of the agency business from the T-Systems segment to the T-Com and T-Mobile segments has led to a redistribution of intersegment revenue and net revenues which does not affect income. To facilitate comparison, prior-year figures have been adjusted in accordance with the aforementioned changes.

In addition, effective as of April 1, 2004, responsibility for the investment in Toll Collect was transferred from T-Com to T-Systems. For segment reporting purposes, the net carrying amounts relating to the Toll Collect investment as well as the effects on the statement of income are no longer shown under T-Com but under T-Systems. To facilitate comparison, prior year figures in the Statement of Segment Reporting and the following tables have been adjusted to reflect this change.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Net revenue	Revenue between segments	Depreciation and amortization	Net interest income/ (expense)	Income/ (loss) related to associated and related companies	Income/ (loss) before income taxes	Non- current Segment assets	Segment investments	Segment liabilities	Employees(2)
	(millions of €, except employee figures)
T-Com(1)	2003	25,116	4,090	(5,169)	(315)	31	4,690	29,030	2,324	4,214	139,548
	2002	26,491	4,068	(5,539)	(562)	(304)	3,604	33,782	3,273	13,120	153,065
	2001	26,427	3,401	(5,444)	(346)	(509)	4,673
T-Mobile(1)	2003	21,572	1,206	(5,196)	(992)	97	831	50,025	3,813	17,617	41,767
	2002	18,339	1,396	(27,285)	(1,005)	(427)	(23,754)	57,655	5,766	20,224	38,943
	2001	13,101	1,536	(6,324)	(3,008)	(204)	(6,441)
T-Systems(1)	2003	7,184	3,430	(1,499)	(39)	(447)	(581)	5,665	708	4,649	42,108
	2002	6,895	3,594	(2,616)	(98)	(20)	(1,990)	6,646	3,551	5,268	43,482
	2001	7,121	3,700	(1,372)	102	13	(389)
T-Online(1) (3)	2003	1,662	189	(430)	110	90	104	1,532	116	212	2,637
	2002	1,391	193	(435)	128	(265)	(471)	1,797	170	119	2,536
	2001	1,027	113	(416)	164	(381)	(820)
Group Head quarters and Shared Services	2003	304	3,964	(881)	(2,874)	(3)	(4,071)	10,631	455	41,334	25,203
	2002	573	3,838	(1,298)	(2,510)	(1,093)	(4,690)	12,978	551	34,539	17,870
	2001	633	4,481	(1,447)	(1,102)	(375)	402
Reconciliation(1)	2003	0	(12,879)	291	334	(23)	425	(1,232)	(349)	(3,255)	—
	2002	0	(13,089)	293	(1)	135	151	(1,332)	(149)	(844)	—
	2001	0	(13,231)	(218)	52	246	14
Group	2003	55,838	0	(12,884)	(3,776)	(255)	1,398	95,651	7,067	64,771	251,263
	2002	53,689	0	(36,880)	(4,048)	(1,974)	(27,150)	111,526	13,162	72,426	255,896
	2001	48,309	0	(15,221)	(4,138)	(1,210)	(2,561)

(1)	According to new structure

(2)	Average number of employees for the year

(3)	Figures are calculated in accordance with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under IFRS.

Segments by Geographic Area

	Segment noncurrent assets		Segment investments
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	(millions of €)
Germany	46,065	51,707	3,201	6,883
European Union (excluding Germany)	16,459	20,370	824	2,694
Rest of Europe	10,878	12,006	986	1,173
North America	21,815	26,448	2,033	2,228
Other	434	995	23	184
Group	95,651	111,526	7,067	13,162

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

T-Com

The T-Com segment is responsible in particular for Deutsche Telekom's fixed-network business, where it is one of Europe's largest operators. In the upstream market, T-Com provides network-related services to all of Deutsche Telekom's divisions, as well as approximately 200 telecommunications companies. In Germany, T-Com serves residential and business customers with a broad range of products and services. Small and medium-sized enterprises (SMEs) benefit from T-Com's end-to-end, integrated IT and telecom solutions. Shareholdings in Matáv (Hungary), HT-Hrvatske telekommunikacije (Croatia), and Slovak Telecom (Slovakia) (formerly Slovenské Telekommunikácie) have given T-Com a foothold in Central and Eastern European markets. The DeTeMedien business previously shown under T-Online has been reported at T-Com since January 1, 2003. T-Com has had its own brand identity under the umbrella of the Deutsche Telekom Group since August 1, 2003.

Effective as of April 1, 2004, responsibility for the investment in Toll Collect was transferred from T-Com to T-Systems. Prior year amounts have been reclassified accordingly.

Net revenue decreased in the year ended December 31, 2003 by EUR 1,375 million to EUR 25,116 million. This is largely attributable to the reduction in revenue as a result of the sale and ensuing deconsolidation of the subsidiaries Kabel Deutschland. In addition, regulatory decisions, further interconnection of carriers, and the weak economic environment also had an impact on revenue. By contrast, revenue in the local loop in Germany continued to grow as a result of higher access charges, the continued migration of customers from analog to more advanced ISDN lines, and the roll-out of DSL lines, slightly more than offset the decline in call revenues driven by the level of regulation and competition. Lower revenues from data communications as a result of the economic situation and from terminal equipment also had a negative impact on net revenue. Revenue generated in Eastern Europe is at the same level as in the previous year.

Revenue from business with other segments amounting to EUR 4,090 million relates mainly to network and support services billed by T-Com to other segments, and to the provision of fixed-network terminal equipment for other segments. This year's figure is on a par with the previous year.

In 2003, depreciation and amortization decreased by EUR 370 million year-on-year to EUR 5,169 million. This is primarily due to the reduced volume of depreciation following the disposal of property, plant, and equipment as part of the sale of the remaining cable business at the beginning of 2003. The reduction in capital expenditure at T-Com in Germany also had an impact on the level of depreciation and amortization. The net interest expense reflects the level of financial liabilities assigned to the segment. The decrease in the net interest expense by EUR 247 million from EUR 562 million to EUR 315 million relates in particular to the sharp decline in T-Com's debt in the year ended December 31, 2003. As a result of the transfer of the investment in Toll Collect from T-Com to T-Systems, income (loss) related to associated and related companies for 2003 was adjusted from a loss of EUR 412 million to income of EUR 31 million. In addition, the loss related to associated and related companies in 2002 was mainly due to valuation adjustments on loans to associated companies of Kabel Deutschland.

Despite a decline in net revenues, income before income taxes increased by EUR 1,086 million to EUR 4,690 million in 2003. In addition to the reasons indicated above, this increase is due to improved efficiency relating to operating expenses: in particular, decreases were achieved in rental and lease expenses, losses on accounts receivable, expenses for domestic and international upstream telecommunications services, raw materials and supplies, as well as advertising, travel and consulting expenses. In addition, income from the sale of the remaining cable companies helped to increase income before income taxes. These proceeds were partly offset, however, by expenses for transfers to accruals, mainly for restructuring and increased additions to pension accruals.

The reduction in segment assets to EUR 29,030 million is due in particular to the decline in property, plant, and equipment in connection with the sale of the remaining cable companies, as well as the depreciation of property, plant, and equipment. As in the previous year, the investments in T-Com's segment assets were mainly made in technical equipment and advance payments as well as construction in progress. These investments were driven by the expansion and upgrading of the local loop, the roll-out of the new transmission platform SDH200+, and the increasing number of DSL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

lines. Capital expenditure decreased further in comparison with previous years. Segment liabilities consist mainly of financial liabilities. This decrease reflects the positive development of the net worth, financial position, and results of T-Com.

T-Mobile

In the first quarter of 2003, T-Mobile International AG and therefore all the subsidiaries and investments of T-Mobile International AG were transferred to Deutsche Telekom AG's wholly owned subsidiary "T-Mobile International Holding GmbH." T-Mobile International Holding's mobile communications companies, which are now consolidated in the T-Mobile segment, account for all the activities of the T-Mobile International group. Via these subsidiaries, T-Mobile operates a transatlantic GSM mobile communications network and thus offers the advantages of a standardized technical platform for a broad range of customers mainly in Germany, the United States, the United Kingdom, Austria, the Czech Republic, and the Netherlands. T-Mobile also holds substantial minority interests in mobile communications companies, particularly in Poland and Russia. In addition to T-Mobile International Holding as the parent company, the companies that are fully consolidated as operational subsidiaries primarily include T-Mobile Deutschland, T-Mobile UK, T-Mobile USA, T-Mobile Austria, T-Mobile Czech Republic, and T-Mobile Netherlands.

The increase in net revenue by EUR 3,233 million to EUR 21,572 million reflects in particular the considerable increase in the number of subscribers in almost all of the mobile communications networks under T-Mobile's majority control. In 2003, T-Mobile's mobile communications subsidiaries in Germany, the United States, the United Kingdom, the Czech Republic, and the Netherlands recorded a substantial increase in subscribers; even in Austria, customer levels remained stable despite a fiercely competitive environment. T-Mobile succeeded in increasing its revenue once more in 2003 despite unfavorable exchange rate trends. The full-year consolidation of T-Mobile Netherlands also had a positive effect on net revenue in 2003. T-Mobile Netherlands was only consolidated for three months in 2002.

Revenue of EUR 1,206 million from business with other segments was primarily generated within Germany through network interconnection services (so-called "mobile terminated calls").

Depreciation and amortization decreased by EUR 22,089 million year-on-year, mainly due to the non-recurrence of the need for nonscheduled amortization of licenses and goodwill totaling EUR 20,795 million that was identified as part of the strategic review carried out in 2002. In 2003, on the other hand, the T-Mobile group merely recorded nonscheduled amortization totaling EUR 61 million, as well as regular depreciation and amortization. In addition, the first-time full consolidation of T-Mobile Netherlands increased depreciation and amortization in the year ended December 31, 2003.

The net interest expense amounting to EUR 992 million is almost on par with the previous year, whereas the loss related to associated and related companies in 2002 improved by EUR 524 million, resulting in income of EUR 97 million. In contrast to the 2003 financial year, the prior-year loss related to associated and related companies was impacted for nine months in the amount of EUR 292 million by the negative contribution of T-Mobile Netherlands, which was only fully consolidated from September 30, 2002. The write-down in full of the minority interest in the Canadian company Microcell also had a negative effect amounting to EUR 51 million on this figure in 2002.

The loss before income taxes of the T-Mobile segment in 2002 improved by EUR 24,585 million, resulting in an income of EUR 831 million in 2003. On the one hand, this improvement is attributable to the non-recurrence of the nonscheduled amortization of goodwill and licenses in the previous year. On the other hand, the gain from the sale of part of the interest in the Russian company MTS amounting to approximately EUR 352 million, as well as tangible economies of scale and synergy effects, made a key contribution to improving operating performance.

Segment assets amounting to EUR 50,025 million continue to consist mainly of intangible assets, in particular mobile communications licenses and goodwill. The decline in the segment's intangible assets and property, plant, and equipment is due primarily to the exchange rate effects caused by translating the currencies of foreign subsidiaries – in particular T-Mobile USA and T-Mobile UK – and to continued amortization. In 2003, investments focused in particular on property, plant, and equipment as a result of the construction of the UMTS network in Europe, as well as the further expansion of the U.S. network. Segment liabilities consist primarily of debt; the decline is mainly attributable to the debt reduction in 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

T-Systems

T-Systems provides the Deutsche Telekom Group's national and international key accounts with tailored information and communication technology (ICT) solutions. T-Systems provides the infrastructure needed to do this, implements customer solutions, and operates end-to-end business processes based on these solutions if required. T-Systems is represented in over 20 countries by branch offices and its own national companies.

Effective as of April 1, 2004, responsibility for the investment in Toll Collect was transferred from T-Com to T-Systems. Prior year amounts have been reclassified accordingly.

Net revenue increased in the year ended December 31, 2003 by EUR 289 million to EUR 7,184 million. This was primarily due to the continued positive development of the Telecommunications (TC) unit which, in turn, was largely attributable to the implementation of measures designed to improve quality in the domestic and international network services business. This was offset by the decline in net revenues in the Information Technology (IT) unit as well as the sale of interests in T-Systems SIRIS, T-Systems MultiLink, TeleCash Kommunikations-Service GmbH, and T-Systems CS in 2003.

In contrast, revenues generated with other segments fell by EUR 164 million year-on-year to EUR 3,430 million.

The decrease of EUR 1,117 million in depreciation and amortization to EUR 1,499 million is particularly attributable to the nonscheduled amortization on goodwill and property, plant, and equipment in the previous year amounting to EUR 600 million and a write-down on submarine cables in the North Atlantic and the Pacific. There were no comparable activities in the year ended December 31, 2003. The net financial expense improved in 2003 from EUR 118 million to EUR 43 million, primarily as a result of debt reduction.

In addition, the decrease of EUR 1,409 million in the loss before income taxes to EUR 581 million in 2003 is mainly attributable to the comprehensive measures implemented as part of the Triple-E program to increase efficiency and quality, offset in part by a loss of EUR 443 million related to our investment in Toll Collect. Operating expenses decreased considerably in 2003 as a result of improved business processes and consistent cost management. In addition, the proceeds from the sale of T-Systems SIRIS and TeleCash Kommunikations-Service GmbH had an impact in the period under review. These were offset by expenses to the same amount, mainly as a result of losses and transaction costs relating to the sale of other subsidiaries. Factors affecting the loss before income taxes in the previous year included restructuring expenses.

Segment assets amounting to EUR 5,665 million consist mainly of intangible assets, which essentially comprise goodwill relating to the former T-Systems ITS. In 2003, segment assets decreased in particular as a result of goodwill amortization. Segment liabilities consist mainly of financial liabilities.

T-Online

T-Online is one of the leading Internet service providers in Germany. T-Online operates a combined business model within the Deutsche Telekom Group, consisting of the access business as well as content, services, e-commerce, and advertising. The segment is represented by subsidiaries in France and Spain and certain other European countries. The DeTeMedien business previously shown under T-Online has been managed by the T-Com segment since January 1, 2003.

The net revenue of the T-Online segment increased in the year ended December 31, 2003 by EUR 271 million to EUR 1,662 million and thus continued the upward trend of the previous years. This development is due, in particular, to the increase in subscriber numbers in Germany, as well as the growth in demand for content and services, and the resulting increase in time spent online.

Net revenue from the internal provision of services between segments was on a par with the previous year.

Depreciation and amortization mainly consists of goodwill amortization and remained almost unchanged year-on-year at EUR 430 million. Net interest income declined year-on-year to EUR 110 million as a result of changes in the development of the capital market. By contrast, the loss related to associated and related companies of EUR 265 million in 2002 was turned around by an improvement of EUR 355 million, resulting in an income of EUR 90 million in 2003. This is primarily the result of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a write-up of the shareholding in comdirect bank in the year ended December 31, 2003 due to its positive development, and the non-recurrence of nonscheduled amortization on goodwill, also relating to the shareholding in comdirect bank AG, from the previous year.

The turnaround of the loss before income taxes in 2002 to an income of EUR 104 million in 2003 after an improvement of EUR 575 million is mainly due to increased net revenues and the fact that positive income related to associated and related companies was recorded in 2003, after a loss in 2002.

The assets of the T-Online segment consist mainly of intangible assets, primarily goodwill. The decrease in segment assets during 2003 is due in particular to the amortization of goodwill. The year-on-year decline in investing activities relates mainly to investments in property, plant, and equipment, and financial assets. The increase in segment liabilities is attributable to short-term liabilities to Deutsche Telekom AG.

Group Headquarters and Shared Services

Group Headquarters and Shared Services (GHS) includes all group units which cannot be allocated to an individual segment. Deutsche Telekom completed its reorganization to create a virtual Strategic Management Holding in the 2003 financial year. As part of this reorganization, the unit reported as Other until the first quarter of 2003 has been renamed Group Headquarters and Shared Services. GHS now focuses on strategic and cross-divisional management functions. All other operating functions not directly related to the segments' core businesses are now the responsibility of Shared Services. In particular, these include the real estate business, billing services, fleet management by DeTeFleetServices GmbH, and Vivento.

GHS's net revenue amounting to EUR 304 million consists largely of the revenues generated by the real estate companies. The year-on-year decrease is mainly due to lower revenues from project development.

The increase in revenue from the internal provision of services between segments by EUR 126 million to EUR 3,964 million relates mainly to changes in the composition of the Deutsche Telekom Group. Revenue generated by DeTeFleetServices GmbH in the 2003 financial year is set against net revenues from only six months in the previous year. This was offset by passing on cost savings in customer billing as well as price reductions at the Real Estate shared service to the operational segments.

The decrease of EUR 417 million in depreciation and amortization to EUR 881 million reflects in particular the lower amortization base as a result of the continued reduction of real estate assets. The increase of EUR 364 million in the net interest expense is due to a decline in internal net interest income. In addition, the loss related to associated and related companies decreased substantially by EUR 1,090 million to EUR 3 million in 2003. One of the main reasons for this was the valuation adjustments included in the previous year on the shares held in France Telecom (EUR 613 million) and on other investments in noncurrent securities (EUR 384 million). There were no comparable valuation adjustments in the year ended December 31, 2003.

The loss before income taxes of EUR 4,071 million was positively impacted by gains on the sale of minority interests in Eutelsat (EUR 65 million), the joint venture UMC (Ukrainian Mobile Communications), (EUR 54 million), Celcom (EUR 20 million), Globe Telecom (EUR 72 million), and Inmarsat (EUR 32 million), as well as transfer payments for T-Com staff transferred to Vivento amounting to EUR 131 million. The loss before income taxes in 2002 included higher proceeds from the sale of T-Online shares and PT Satelindo. Furthermore, additions to Civil Service Health Insurance Fund accruals due to the adjustment of the discount rate applied, increased additions to accruals for pensions and employee severance payments, and personnel costs for employees transferred to Vivento also had a negative impact in the period under review. This contrasts with expenses in the previous year arising from the sale of receivables as well as from the launch of a uniform brand for individual mobile communications companies.

The reduction in segment assets to EUR 10,631 million is attributable in particular to the decrease in property, plant, and equipment and in financial assets. This resulted primarily from the sale of further tranches of real estate assets and the sale of shares in various minority interests and other investments in noncurrent securities. GHS's investing activities in the 2003 financial year were on par with the previous year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation

The items to be reconciled relate mainly to consolidation measures. As in the previous year, the reconciliation does not include any additional items for the year ended December 31, 2003. In 2001, this included a general valuation adjustment amounting to EUR 466 million, made as part of Deutsche Telekom's strategy to dispose more rapidly of a considerable proportion of its real estate portfolio. This valuation adjustment, which does not affect the operational segments, has no effect on the internal operation of the segments; it is almost exclusively an element of the depreciation and amortization shown in the reconciliation.

(37)    Related Party Disclosures

Federal Republic of Germany and Majority Shareholdings

Deutsche Telekom has numerous business relationships with the Federal Republic of Germany and the companies in which it holds majority shareholdings. All relationships are conducted on an arm's length basis. Key related parties include Deutsche Post AG and Kreditanstalt für Wiederaufbau (KfW).

In the 2003 financial year, Deutsche Telekom purchased goods and services amounting to EUR 0.7 billion from the Deutsche Post World Net group. These mainly relate to postage charges for letters and packages. In the same period, Deutsche Post World Net group purchased goods and services totaling EUR 0.5 billion from Deutsche Telekom. This amount primarily consists of IT products and services.

In addition, Deutsche Telekom AG and Deutsche Postbank AG have entered into a master credit agreement in the amount of EUR 0.2 billion. In the 2003 financial year, this credit line was drawn down to a maximum of EUR 0.1 billion. This agreement is initially valid until May 30, 2004.

Deutsche Telekom AG also has a credit facility with Deutsche Postbank AG as part of the EUR 9 billion multi-currency syndicated loan amounting to EUR 0.3 billion, which however was not utilized in the 2003 financial year.

The Company's Dutch financing subsidiary, Deutsche Telekom Finance, has taken out three loans of GBP 150 million each with Kreditanstalt für Wiederaufbau (total volume EUR 637 million). The loans were extended at the normal market rate of interest which is based on Deutsche Telekom AG's current rating, among other things. The loans, entered into in 2000, have an original maturity of five, eight, or ten years, respectively.

Associated Companies

Deutsche Telekom also has business relationships with numerous associated companies. All delivery and service relationships involving these companies were also conducted on an arm's length basis. Key associated companies include Virgin Mobile Telecoms and Toll Collect.

The Company's British mobile communications subsidiary, T-Mobile UK, generated revenue from the joint venture Virgin Mobile Telecoms amounting to EUR 0.3 billion. This figure relates to call charges and interconnection fees. At the same time, the contractually agreed allowance for marketing expenses, which amounted to EUR 0.2 billion in the year ended December 31, 2003, was reimbursed to Virgin Mobile Telecoms.

T-Systems generated revenues of EUR 0.1 billion from business with the Toll Collect joint venture. This amount consists mainly of services for the integration and implementation of hardware and software components for the toll collection system.

Natural Persons

No transactions have taken place between Deutsche Telekom and persons in key management positions.

(38)    Compensation of the Board of Management and the Supervisory Board

Under the terms of their service contracts, the members of the Group Board of Management are entitled to fixed and variable, performance-related compensation components. The compensation of the members of the Board of Management is in line with market levels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Performance-related compensation is determined on the basis of the targets agreed between the Supervisory Board General Committee and the members of the Board of Management, and the level of target achievement as determined by the General Committee at the end of the financial year.

In observance of the requirements of German commercial and accounting legislation, a total of EUR 12,996,215.92 is reported as compensation for the members of the Board of Management for the past financial year. This figure includes EUR 928,386.75 of noncash compensation which is treated as noncash benefits. EUR 82,052.83 of the accruals recognized in 2002 was reversed in conjunction with the payment in the 2003 financial year of the variable compensation for the 2002 financial year.

Subject to the condition that the financial statements of Deutsche Telekom AG are approved in their current form, the members of the Board of Management shall receive the following total compensation for the 2003 financial year (fixed annual salary, variable compensation, and long-term incentives):

	For the year ended December 31, 2003
Name	Fixed annual salary	Variable compensation	Long-term incentive: Stock options granted
	(amounts in €)
Kai-Uwe Ricke	1,250,000	1,375,000	0
Dr. Karl-Gerhard Eick	937,500	1,031,250	0
Dr. Heinz Klinkhammer	900,000	660,000	0
Josef Brauner	900,000	546,000	0
René Obermann	700,000	770,000	0
Konrad F. Reiss (pro rata since appointment)	711,694	898,438	0
Thomas Holtrop	700,000	770,000	0
Total	6,099,194	6,050,688	0

As in the previous year, no stock options from the 2001 Stock Option Plan were granted to the members of the Board of Management in the 2003 financial year.

There was no increase in compensation in the 2003 financial year.

Compensation paid to former members of the Board of Management and their surviving dependents totaled EUR 1,106,105. The accruals set up for ongoing pensions and pension entitlements amounted to EUR 41,000,962. Indirect pension obligations for former members of the Board of Management resulting from pensions for civil servants via the Deutsche Telekom special pension fund in accordance with § 15 (1) of the Act concerning the Legal Provisions for the former Deutsche Bundespost Staff (PostPersRG) amounted to EUR 3,393,899. No accruals were recognized for these obligations.

Deutsche Telekom has not granted any loans to current or former members of the Board of Management.

The compensation received by the members of the Supervisory Board is specified under § 13 of the Articles of Incorporation. The members of the Supervisory Board receive EUR 25,000 per year. The Chairperson of the Supervisory Board receives double, and the Deputy Chairperson one and a half times that amount. Members of the Supervisory Board who were not in office for the entire financial year shall receive one twelfth of the remuneration for each month or part thereof that they hold a seat. Members of the Supervisory Board receive an attendance fee amounting to EUR 200 for each meeting of the Supervisory Board or its committees that they have attended. The Company reimburses value-added tax payable on remuneration and expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation totaling EUR 593,627 was paid to the members of the Supervisory Board in the 2003 financial year; individually, the members received the following amounts:

Member of the Supervisory Board	Compensation
(€)
Becker, Gert	11,417
Brandl, Monika	27,200
Falbisoner, Josef	27,000
Dr. von Grünberg, Hubertus	27,200
Holzwarth, Lothar	27,200
Dr. Hundt, Dieter	26,800
Dr. Leysen, André(1)	0
Litzenberger, Waltraud	26,800
Löffler, Michael	27,200
Dr. Overhaus, Manfred	29,600
Reich, Hans W.	26,400
Dr. Schinzler, Hans-Jürgen	17,067
Dr. Schlede, Klaus G.	18,467
Schmitt, Wolfgang	28,400
Schulze, Rüdiger(2)	21,550
Prof. Dr. Sihler, Helmut	11,617
Sommer, Michael	26,600
Steinke, Ursula	27,000
Prof. Dr. Stolte, Dieter	26,800
Treml, Franz(3)	19,708
Walter, Bernhard	27,800
Wegner, Wilhelm	30,600
Dr. Wiedeking, Wendelin	17,267
Dr. Winkhaus, Hans-Dietrich	19,067
Dr. Zumwinkel, Klaus	44,867
Total	593,627

(1)	Dr. Leysen waived compensation for his Supervisory Board activities.

(2)	In addition, Mr. Schulze received Supervisory Board compensation of EUR 7,900 from T-Mobile International AG, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2003 financial year for a mandate as a member of the Supervisory Board of this company.

(3)	In addition, Mr. Treml received Supervisory Board compensation of EUR 12,271 from DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2003 financial year for a mandate as a member of the Supervisory Board of this company.

(39)    Proposal for Appropriation of Net Income (Loss) of Deutsche Telekom AG

The statement of operations for the 2003 financial year reports net income of EUR 4,069,084,823.20. Of this net income, EUR 2,034,000,000.00 has been transferred to retained earnings in accordance with § 19 (3) of the Articles of Incorporation. After deducting the amount transferred to retained earnings, this results in cumulative unappropriated net income of EUR 2,035,084,823.20.

The Board of Management and the Supervisory Board of Deutsche Telekom AG will propose to the shareholders' meeting to transfer the unappropriated net income to retained earnings.

(40)	Declaration of Conformity with the German Corporate Governance Code in Accordance with § 161 of the German Stock Corporation Act

In accordance with § 161 of the German Stock Corporation Act, the Board of Management and the Supervisory Board submitted the mandatory declaration of conformity.

The declaration of conformity by the publicly traded subsidiary T-Online International AG has been made available to shareholders of T-Online International AG.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(41)    Reconciliation to U.S. GAAP

The consolidated financial statements of Deutsche Telekom AG have been prepared in accordance with German GAAP, which differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the results of operations for each of the years in the three-year period ended December 31, 2003 and the shareholders' equity as of December 31, 2003 and 2002 to the extent described below.

Reconciliation of Net Income (Loss) from German GAAP to U.S. GAAP:

		For the year ended December 31,
		2003	2002(1)	2001(1)
		(millions of €)
Net income (loss) as reported in the consolidated financial statements under German GAAP		1,253	(24,587)	(3,454)
U.S. GAAP reconciling adjustments
Differences in long-lived assets:
Differences in fixed assets	(a)	(460)	422	401
Mobile communications licenses	(b)	2,186	4,525	2,098
Internally developed software	(c)	(46)	37	182
Goodwill and asset differences	(d)	1,908	(2,199)	(285)
Write-down of tradenames	(e)	—	(1,038)	1,040
Effects of dilution gains	(f)	—	(260)	(396)
Derivatives and related foreign exchange differences	(h)	(244)	(45)	(29)
Adoption of SFAS No. 133	(h)	—	—	370
Accruals for personnel restructuring	(i)	(19)	294	10
Deferral of gains on divestitures	(j)	—	321	27
Deferred income	(k)	(32)	(89)	(192)
Asset-backed securitizations	(l)	(55)	175	(71)
Investments in equity investees	(m)	265	346	(182)
Adoption of SFAS No. 143, cumulative to December 31, 2002	(n)	143	—	—
Asset retirement obligations	(n)	(124)	—	—
Effects of full consolidation of debis, net of tax	(o)	—	(28)	(294)
Other differences	(p)	783	272	230
Income taxes	(q)	(2,590)	(117)	1,090
Minority interest	(r)	(57)	(127)	(22)
Net income (loss) in accordance with U.S. GAAP		2,911	(22,098)	523
Income (loss) before cumulative effect of changes in accounting principle		2,827	(22,098)	297
Cumulative effect of changes in accounting principles-implementation of SFAS No. 143 in 2003 and SFAS No. 133 in 2001, net of tax		84	—	226
Net income (loss) in accordance with U.S. GAAP		2,911	(22,098)	523

(1)	The 2002 and 2001 presentation of minority interest has been reclassified to conform to the current year presentation. See note (41)(r) Minority Interest for additional information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings (loss) per share in accordance with U.S. GAAP

	2003	2002	2001
Net income (loss) (millions of €)
Net income (loss) — basic and diluted	2,911	(22,098)	523

Weighted average shares outstanding (in millions)
Weighted average shares outstanding German GAAP	4,195	4,195	3,715
Adjustment(1)(2)	(31)	(36)	(39)
Weighted average shares outstanding U.S. GAAP — basic	4,164	4,159	3,676
Dilutive effect of options	5	—	13
Weighted average shares outstanding U.S. GAAP — diluted	4,169	4,159	3,689

Earnings (loss) per share (in €)
Basic and diluted earnings (loss) per share/ADS under U.S. GAAP	0.70	(5.31)	0.14

Earnings (loss) per share/ADS before implementation of SFAS No. 143/ SFAS No. 133 – basic and diluted	0.68	(5.31)	0.08
Cumulative effect from implementation of SFAS No. 143/SFAS No. 133	0.02	—	0.06
Total basic and diluted earnings (loss) per share/ADS in accordance with U.S. GAAP	0.70	(5.31)	0.14

(1)	Under U.S. GAAP, the weighted average shares outstanding has been adjusted to eliminate shares held in a trust, which are considered issued and outstanding for German GAAP but not for U.S. GAAP.

(2)	For the year ended December 31, 2003, the shares issued upon conversion of the outstanding mandatory convertible bonds are excluded from the computation of diluted earnings (loss) per share because they are antidilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Shareholders' Equity from German GAAP to U.S. GAAP:

			As of December 31,
			2003	2002(1)
			(millions of €)
Shareholders' equity as reported in the consolidated financial statements under German GAAP			33,811	35,416
U.S. GAAP reconciling adjustments
Differences in long-lived assets:
Differences in fixed assets	(a	)	3,097	3,579
Mobile communications licenses	(b	)	9,000	7,114
Internally developed software	(c	)	471	529
Goodwill and asset differences	(d	)	1,162	(315)
Effects of dilution gains	(f	)	1,085	1,085
Unrealized gains on marketable securities	(g	)	250	166
Derivatives and related foreign exchange differences	(h	)	(73)	85
Accruals for personnel restructuring	(i	)	302	316
Deferred income	(k	)	(1,318)	(1,293)
Asset-backed securitizations	(l	)	49	103
Investments in equity investees	(m	)	205	(41)
Asset retirement obligations	(n	)	25	—
Other differences	(p	)	727	349
Income taxes	(q	)	745	2,701
Minority interest	(r	)	(4,559)	(4,443)
Shareholders' equity in accordance with U.S. GAAP			44,979	45,351

(1)	The 2002 presentation of minority interest has been reclassified to conform to the current year presentation. See note (41)(r) Minority Interest for additional information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated Statements of Shareholders' Equity in Accordance with U.S. GAAP

For the years ended December 31, 2003, 2002 and 2001
(Amounts in millions of €)

			Accumulated Other Comprehensive Income (Loss)
	Capital Stock nominal value(6)	Additional paid-in capital	Retained earnings (Accumulated deficit)	Cumulative translation adjustment account	Available- for- sale securities	Derivative instruments	Minimum pension liability	Treasury Shares	Total
Balance, January 1, 2001	7,756	24,006	13,162	(844)	2,035	—	—	(7)	46,108
Net income	—	—	523	—	—	—	—	—	523
Unrealized net gains (losses) on marketable securities(1)	—	—	—	—	67	—	—	—	67
Reclassification of net realized (gains) losses included in net income(2)	—	—	—	—	(1,971)	—	—	—	(1,971)
Additional minimum pension liability(3)	—	—	—	—	—	—	(158)	—	(158)
Net gains (losses) on derivatives(4)	—	—	—	—	—	64	—	—	64
Difference from currency translation	—	—	—	(762)	—	—	—	—	(762)
Total comprehensive (loss)	—	—	—	—	—	—	—	—	(2,237)
Dividends for 2000(7)	—	—	(1,877)	—	—	—	—	—	(1,877)
Shares issued for acquisition of T-Mobile USA and Powertel	2,990	28,624	—	—	—	—	—	—	31,614
Amortization of deferred stock-based compensation and tax benefit of exercised stock options	—	96	—	—	—	—	—	—	96
Balance, December 31, 2001	10,746	52,726	11,808	(1,606)	131	64	(158)	(7)	73,704
Net loss	—	—	(22,098)	—	—	—	—	—	(22,098)
Unrealized net gains (losses) on marketable securities(1)	—	—	—	—	(380)	—	—	—	(380)
Additional minimum pension liability(3)	—	—	—	—	—	—	(128)	—	(128)
Net gains (losses) on derivatives(4)	—	—	—	—	—	(145)	—	—	(145)
Difference from currency translation	—	—	—	(4,176)	—	—	—	—	(4,176)
Total comprehensive (loss)	—	—	—	—	—	—	—	—	(26,927)
Dividends for 2001(7)	—	—	(1,539)	—	—	—	—	—	(1,539)
Shares issued for acquisitions	—	83	—	—	—	—	—	—	83
Amortization of deferred stock-based compensation	—	30	—	—	—	—	—	—	30
Balance, December 31, 2002	10,746	52,839	(11,829)	(5,782)	(249)	(81)	(286)	(7)	45,351

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Accumulated Other Comprehensive Income (Loss)
	Capital Stock nominal value(6)	Additional paid-in capital	Retained earnings (Accumulated deficit)	Cumulative translation adjustment account	Available- for- sale securities	Derivative instruments	Minimum pension liability	Treasury Shares	Total
Balance, January 1, 2003	10,746	52,839	(11,829)	(5,782)	(249)	(81)	(286)	(7)	45,351
Net income	—	—	2,911	—	—	—	—	—	2,911
Unrealized net gains (losses) on marketable securities(1)	—	—	—	—	92	—	—	—	92
Additional minimum pension liability(3)	—	—	—	—	—	—	(269)	—	(269)
Net gains (losses) on derivatives(4)	—	—	—	—	—	(100)	—	—	(100)
Reclassification of derivatives into earnings (5)	—	—	—	—	—	91	—	—	91
Difference from currency translation	—	—	—	(3,124)	—	—	—	—	(3,124)
Total comprehensive (loss)	—	—	—	—	—	—	—	—	(399)
Dividends for 2002(7)	—	—	—	—	—	—	—	—	0
Shares issued on exercise of stock options and exchange rights	—	15	—	—	—	—	—	—	15
Amortization of deferred stock-based compensation	—	12	—	—	—	—	—	—	12
Balance, December 31, 2003	10,746	52,866	(8,918)	(8,906)	(157)	(90)	(555)	(7)	44,979

(1)	Unrealized net gains (losses) on marketable securities, net of tax (EUR 25 million in 2002). At December 31, 2003 net unrealized gains on available-for-sale securities were reported net of deferred taxes of EUR 425 million calculated at the applicable enacted rates for capital gains and losses in the periods during which they arose. Upon the sale of an available-for-sale security, the cumulative deferred taxes currently recorded in other comprehensive income relating to that security would be recorded in income from continuing operations.

(2)	Reclassification of realized (gain) losses included in net income, net of tax (EUR 19 million in 2001)

(3)	Additional minimum pension liability net of tax (EUR 171 million in 2003, EUR 82 million in 2002 and EUR 101 million in 2001)

(4)	Net gains (losses) on derivatives net of tax (EUR 62 million in 2003, EUR 30 million in 2002 and EUR 10 million in 2001). Unrealized gains of EUR 88 million relating to a net investment hedge, were reclassified in 2003 to Difference from currency translation.

(5)	Reclassification of derivatives into earnings net of tax (EUR 40 million in 2003)

(6)	Number of shares outstanding (in millions) are 4,169, 4,159, 3,676 and 3,030 at December 31, 2003, 2002, 2001 and 2000, respectively. The outstanding amounts differ from the amounts determined under German GAAP in 2003, 2002 and 2001 due to the treatment of shares placed in a trust as part of the acquisition of T-Mobile USA and Powertel.

(7)	The dividends per share/ADS (in €) for 2003, 2002, 2001 and 2000 were EUR 0.00 (proposed), 0.00, 0.37 and 0.62 respectively. Dividends per share are presented on the basis of the year in respect of which they are declared, not the year in which they are paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)    Differences in Fixed Assets

The following table presents a summary of the main U.S. GAAP adjustments to equity discussed in this note:

	As of December 31,
	2003	2002
	(millions of €)
(i) Valuation of fixed assets	2,816	3,060
(ii) Sale and leaseback transactions	(205)	(55)
(iii) ISDN boxes	51	102
(iv) Write-down of submarine cable and indefeasible-rights-of-use	211	249
(v) Capitalization of interest and other	224	223
	3,097	3,579

(i) Under German GAAP, the Company has written down fixed assets, primarily relating to its real estate holdings. These write-downs were not recorded under U.S. GAAP for fixed assets classified as held and used. This resulted in a difference of approximately EUR 2,693 million and EUR 2,833 million in the carrying basis of land and buildings between U.S. GAAP and German GAAP at December 31, 2003 and 2002, respectively. In addition, the Company wrote-down EUR 123 million and EUR 227 million relating to the carrying value of certain fixed assets, on the basis of the 'prudence' principle under German GAAP during 2003 and 2002, respectively. Under U.S. GAAP, this write-down did not meet the impairment criteria under SFAS No. 144, and, therefore was reversed the reconciliation. These differences in valuation result in higher depreciation expense to be recorded under U.S. GAAP than under German GAAP. In addition, these differences will affect the gains or losses to be recognized upon sale of the real estate, to the extent that these differences in carrying values relate to the assets sold.

(ii) The Company entered into a series of sale and leaseback transactions primarily underlying its real estate holdings and to a substantially lesser extent equipment. These leasebacks qualified as off-balance-sheet leases under German GAAP. However, these transactions have been accounted for as financings under U.S. GAAP due to the Company's continuing involvement. The cumulative proceeds from the sales are recorded as liabilities, and the net book value of the sold assets remain recorded as assets. At December 31, 2003, the corresponding net book value of assets sold was EUR 2,663 million, the liability amounted to EUR 2,925 million. Additionally, approximately EUR 57 million in financing fees were capitalized as other assets related to the transactions, and are amortized over the term of the contracts. The future payments under German GAAP are included as minimum lease payments under operating leases in note (14) Property, Plant and Equipment.

(iii) The Company historically capitalized ISDN boxes relating to digital telephony services under both German and U.S. GAAP. In 2000, the acquisition costs for new ISDN boxes no longer exceeded the Company's minimum capitalization threshold under German GAAP and were expensed when acquired. As new assets no longer met the criteria for capitalization, the Company also expensed EUR 204 million in 2000 relating to the remaining book values of the assets previously capitalized. Under U.S. GAAP, the fact that new equipment purchases did not meet the criteria for capitalization did not result in the write-off of equipment previously capitalized in accordance with the Company's accounting policy. Accordingly, this write-off was not recorded and the costs were capitalized and depreciated under U.S. GAAP. The remaining net book value was EUR 51 million and EUR 102 million at December 31, 2003 and 2002, respectively.

(iv) During 2002, the Company recorded an EUR 249 million write-down in the values of certain of its indefeasible-rights of-use (IRUs) and submarine cables, for German GAAP purposes, due to declines in market prices for supply. This write-down was not required under U.S. GAAP, since the book values of the IRUs and cables were components of a larger cash generating unit with identifiable cash flows sufficient to recover the assets.

(v) Under German GAAP, the capitalization of interest related to fixed assets under construction is based on the allocated interest expense given the financial structure of the Company. Under U.S. GAAP, the capitalization of interest related to fixed assets under construction does not take into

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

account the Company's financial structure, but capitalizes the interest expense related to interest on borrowings used for construction costs during the construction period. As a result, the Company capitalized, cumulatively, an additional EUR 129 million and EUR 156 million of interest expense related to assets under construction for U.S. GAAP, in 2003 and 2002, respectively. In addition, site rental expense during the construction period is recorded as a period expense under German GAAP, but under U.S. GAAP the cost is capitalized as part of the constructed asset. As a result, an additional EUR 69 million and EUR 53 million were capitalized as part of the cost of the assets in 2003 and 2002, respectively.

(b)    Mobile Communications Licenses

Under German GAAP, the costs of the UMTS licenses purchased in the United Kingdom, Germany and Austria, licenses obtained in the acquisition of T-Mobile USA and Powertel, and the UMTS license obtained in the acquisition of T-Mobile Netherlands are amortized as scheduled from the time of acquisition over the expected period of usage. The interest on borrowings made to finance the acquisitions of these licenses is recognized immediately as an expense. Under U.S. GAAP, amortization of the UMTS licenses commences from the beginning of the economic use of the licenses, considered to be the start of operation of the networks, over the expected period of usage. Mobile licenses used in the U.S. have been determined to be intangible assets with indefinite useful lives under SFAS No. 142 and, accordingly, are not amortized. On a combined basis this resulted in a decrease in amortization expense of EUR 1,113 million, EUR 1,692 million and EUR 863 million in 2003, 2002 and 2001, respectively. The interest accumulated on borrowings through the start of network operation which represents part of the acquisition costs under U.S. GAAP, resulted in a decrease in interest expense of EUR 1.1 billion, EUR 1.2 billion and EUR 1.2 billion in 2003, 2002 and 2001, respectively.

For German GAAP purposes, nonscheduled amortization is recognized, when on an individual asset basis, an "other than temporary" decline in the value of the asset has occurred. For impairment testing of amortizing intangible assets (and other long-lived assets) under U.S. GAAP, SFAS No. 144 applies. Under that standard, assets are not necessarily individually tested, but rather are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets and liabilities. The recoverability of an asset group is tested by comparing the estimated undiscounted cash flows for the asset group to its carrying value. If the sum of the undiscounted cash flows is less than the carrying value, an impairment has occurred and the asset group's carrying value is reduced to its fair value. For intangible assets that are not amortized for U.S. GAAP purposes, such as the licenses in the U.S., SFAS No. 142 applies. Under that standard, the assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If an asset's carrying value exceeds its fair value an impairment has occurred and the carrying value of the asset is reduced to the fair value. Under German GAAP, nonscheduled amortization amounting to EUR 2,165 million was recorded in 2002 relating to the UMTS license in the U.K. Under U.S. GAAP, the nonscheduled amortization did not meet the criteria for an impairment charge under SFAS No. 144, and therefore no impairment charge was recorded. Under German GAAP, nonscheduled amortization amounting to EUR 9,384 million was recorded to reduce the licenses in the U.S. to their fair value as of September 30, 2002. Under U.S. GAAP, the licenses are subject to the requirements of SFAS No. 142, and the value was determined to be impaired during the annual impairment test performed as of September 30, 2002. As a result, an impairment charge amounting to EUR 9,923 million was recognized under U.S. GAAP, a difference of EUR 539 million when compared with German GAAP.

(c)    Internally Developed Software

Under U.S. GAAP, in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes certain internal and external expenses incurred during the project development stage of computer software for internal use. These assets are being amortized over their estimated useful lives of up to four years. Under German GAAP, these costs are expensed as incurred.

Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maintenance and training costs are expensed in the period in which they are incurred. Also, the Company capitalizes interest associated with the development of internal-use software.

(d)    Goodwill and Asset Differences

Differences exist between German and U.S. GAAP in the valuation of assets and liabilities of acquired businesses due to valuation of shares and stock options issued, valuation of underlying assets and liabilities (including deferred taxes), dates used to calculate consideration paid, as well as the date at which an acquisition is considered completed. The acquisitions resulting in the majority of the differences between German GAAP and U.S. GAAP are discussed following the tables below.

On January 1, 2002, the Company implemented SFAS No. 142. Upon its adoption, goodwill was no longer amortized under U.S. GAAP. The standard requires the assessment of the carrying value of goodwill and other intangible assets with indefinite useful lives for impairment annually or when indicators of impairment exist. The Company will perform the annual assessment of impairment as of the end of the third quarter of each year. Under SFAS No. 142, goodwill and other intangible assets with indefinite useful lives are deemed to be impaired if the carrying value of the asset exceeds its fair value. See note (43) (a) Intangible Assets for additional information regarding the Company's accounting for goodwill and other intangible assets.

U.S. GAAP Reconciling Adjustments to the Statement of Operations

The following table quantifies the differences in amortization expense for goodwill and intangible assets, with indefinite lives, as well as depreciation expense on fixed assets related to these assets for the years ended December 31, 2003, 2002, and 2001. The table also includes the differences between nonscheduled amortization recognized under German GAAP and the effects of impairment charges of goodwill and intangibles recognized under U.S. GAAP:

	For the year ended December 31,
	2003	2002(1)	2001(1)
	(millions of €)
U.S. GAAP adjustments to German GAAP expense, (increase) decrease Goodwill amortization	2,521	3,213	450
Reversal of nonscheduled amortization of goodwill under German GAAP	—	9,865	—
Goodwill impairment charges under U.S. GAAP	—	(14,567)	—
Intangible asset amortization expense	(589)	(684)	(727)
Fixed asset depreciation expense	(24)	(26)	(24)
Net effect	1,908	(2,199)	(301)

(1)	The 2002 and 2001 presentation of minority interest has been reclassified to conform to the current year presentation. See note (41)(r) Minority Interest for additional information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. GAAP Reconciling Adjustments to Shareholders' Equity

The following table quantifies the differences between U.S. GAAP and German GAAP for goodwill, intangible assets, and fixed assets resulting from the Company's acquisitions.

	As of December 31,
	2003	2002(1)
	(millions of €)
U.S. GAAP adjustments to German GAAP amounts, increase (decrease)
Goodwill, net book value	(907)	(3,114)
Intangible assets	4,783	4,144
Intangible asset accumulated amortization	(2,830)	(1,499)
Fixed assets	148	214
Fixed asset accumulated depreciation	(32)	(60)
Net effect	1,162	(315)

(1)	The 2002 presentation of minority interest has been reclassified to conform to the current year presentation. See note (41)(r) Minority Interest for additional information.

In 2001, the Company acquired T-Mobile USA and Powertel. The Powertel acquisition was a 100% stock acquisition with a predetermined fixed stock conversion rate that was not subject to adjustment. Under U.S. GAAP, the acquirer is required to use the stock price based on the date of the acquisition agreement to determine the acquisition price. This resulted in an increase in the U.S. GAAP purchase price, as compared to German GAAP. Based on a third party valuation, the purchase price was allocated to certain intangible assets as well as differences in deferred taxes which reduced the net effect on goodwill related to the purchase price differences. The purchase price and purchase price allocation differences related to the T-Mobile USA and Powertel acquisitions resulted in increases in goodwill of EUR 888 million and intangibles of EUR 1.1 billion under U.S. GAAP as compared to German GAAP as of the date of acquisition.

(e)    Write-down of Tradenames

At the end of 2001, the Company made the decision to re-brand its foreign mobile subsidiaries operating in the T-Mobile business segment to a common "T-Mobile" name by the end of 2002. For German GAAP purposes, this resulted in an immediate write-down of the respective portion of goodwill attributable to tradenames for the projected net book value on December 31, 2002, assuming normal amortization in 2002. This adjustment resulted in a net book value at the end of 2001 equivalent to one-year's normal amortization. For U.S. GAAP purposes, the decision was considered a triggering event resulting in an impairment assessment under SFAS No. 121. Based on this assessment, no impairment existed, but the assets were considered to be in use through the end of 2002. Accordingly, the write-down recorded under German GAAP was reversed. However, under U.S. GAAP, the remaining useful lives were shortened, with the remaining carrying amounts completely amortized by December 31, 2002 under both German GAAP and U.S. GAAP.

(f)    Effects of Dilution Gains

In 2000, T-Online, comdirect bank AG ("comdirect") and OJSC Mobile TeleSystems ("MTS") entered into transactions in which their shares were either sold for cash or exchanged as part of a purchase business combination. As a result of these transactions, the Company's ownership interest in the subsidiary or affiliate is reduced, resulting in a "dilution gain." For German GAAP, the Company recognized dilution gains resulting from cash sales of subsidiary or affiliate shares as a credit to income. However, the Company does not recognize dilution gains under German GAAP when cash proceeds are not received, unless a portion of those shares are sold at a later time to a third party for cash. Under U.S. GAAP, all cash and noncash equity transactions of subsidiaries or affiliates, including those related to purchase business combinations, are reflected as dilution gains.

Dilution gains related to sales of shares for cash totaled EUR 2,887 million in 2000 and have been recorded as income for German GAAP. For U.S. GAAP, this amount was EUR 57 million lower due to the different carrying basis in comdirect. Dilution gains related to purchase business

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

combinations totaling EUR 1,968 million have been recorded in 2000 as income with a corresponding increase in goodwill for U.S. GAAP purposes but were not recognized for German GAAP purposes.

Amortization of the additional goodwill totaled EUR 250 million and EUR 170 million in 2001 and 2000, respectively, based on goodwill lives ranging from 7 to 15 years.

No amortization of the additional goodwill was recorded since 2002 because of the implementation of SFAS No. 142. In 2002 and 2001, as a result of impairment testing, an impairment charge was recorded to reduce the carrying value of the investment in comdirect to fair value. As the carrying basis for comdirect under U.S. GAAP exceeded the carrying basis under German GAAP due to the recognition of the dilution gains, additional write-downs of approximately EUR 145 and EUR 146 million in 2002 and 2001, respectively, were recorded under U.S. GAAP. The charge was taken as a result of the continued losses of comdirect and the decline in the market value of the stock of comdirect. The impairment charge was calculated by comparing the book value of the investment in comdirect including goodwill with the market value of the shares owned. No comparative impairment charge was recorded in 2003.

In 2002, the Company recognized a EUR 115 million larger gain for German GAAP on the sale of 9.81% of the shares in T-Online International AG. This difference results from dilution gains which were previously recognized for U.S. GAAP only.

(g)    Unrealized Gains on Marketable Securities

Under German GAAP, investments in marketable debt and equity securities (including certain securities classified as other investments) are generally carried at historical cost. Under U.S. GAAP, investments in marketable debt and equity securities, other than investments accounted for by the equity method, are categorized as either trading, available for sale, or held to maturity. Securities classified as trading or available for sale are reported at fair value at the balance sheet date and held to maturity securities are reported at historical cost. Unrealized gains and losses on trading securities are recorded in net income while unrealized gains and losses on securities categorized as available for sale are recorded, net of income tax, in shareholders' equity as a component of accumulated other comprehensive income.

(h)    Derivatives and Related Foreign Exchange Differences

Under German GAAP, derivatives are recorded at cost, with a provision established if losses due to changes in fair values have occurred. However, when a derivative is specified as a hedge for a particular risk exposure, a provision is established for the net amount of the unrealized losses due to changes in fair values on the combined derivative and the hedged exposure.

Under U.S. GAAP, all freestanding derivatives and all bifurcated embedded derivatives are recognized as either assets or liabilities and measured at fair value. Changes in the fair value of derivative instruments are reported in earnings or other comprehensive income depending on the derivative's hedge designation, and on whether the hedge is highly effective. See additional discussion related to derivatives under German GAAP in note (35) Financial Instruments.

(i)    Accruals for Personnel Restructuring

Under German GAAP, the Company establishes provisions for the total costs expected to be incurred resulting from workforce reductions when those costs can be estimated. For U.S. GAAP purposes, costs associated with voluntary workforce reductions are recognized in the period of acceptance by the employee of the termination offer. In addition, prior to the adoption of SFAS 146, costs associated with involuntary workforce reductions were recognized when all the requirements to establish a restructuring accrual were fulfilled in accordance with EITF Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs included in Restructuring)." In 2003, the Company adopted the provisions of SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 has resulted in the Company recognizing the cost associated with involuntary workforce reductions at their fair value in the period in which the liability is incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(j)    Deferral of Gains on Divestitures

During 2000 and 2001, the Company sold its interests in the broadband cable operations located in the North Rhine-Westphalia, Hesse and Baden-Wuerttemberg regions in separate transactions for a combination of cash, deferred payment notes, preference interest and equity interests in the buyers, for an aggregate sales price consideration of EUR 5,862 million. Under German GAAP, the entire gains upon consummation of these sales were recognized. During 2001, interest income of EUR 62 million representing the accretion on the deferred payment notes and preference interest was recognized and EUR 389 million were recorded to write-down the deferred payment notes and preference interest to fair market values. In 2002, no interest income was recognized on the deferred payment notes and preference interest under German GAAP, as these amounts were not deemed collectible and a provision of EUR 321 million was established to reduce the net carrying value of the deferred payment notes and preference interest to their fair values.

For U.S. GAAP, however, due to the equity interests received in these transactions, gains were calculated to the extent deemed sold. In addition, due to the high leverage of the buyers and the uncertainty of cash flows to repay the deferred payment notes and preference interest, the Company followed the guidance in Staff Accounting Bulletin Topic 5:U, "Gain Recognition on the Sale of Business or Operating Assets to a Highly Leveraged Entity", and deferred the amount of the gains relating to the deferred payment notes and preference interest received until collections become reasonably assured. In addition, the provisions recorded under German GAAP have been reversed, eliminating any valuation difference between German and U.S. GAAP for these notes since the gains associated with the deferred payment notes and preference interest were not recognized in income under U.S. GAAP.

(k)    Deferred Income

Under U.S. GAAP, the Company defers activation fees and certain other one-time charges and amortizes them over the average life of the related service period. The related direct incremental costs, up to the amount of revenues, are also deferred and subsequently amortized. Under German GAAP, the revenue and incremental direct costs are recognized immediately. All other direct costs relating to customer activation are expensed as incurred under both German and U.S. GAAP. The Company also has certain other contracts with differing revenue recognition methods and periods. A network sharing agreement is accounted for under German GAAP with the revenue being recognized in accordance with the economic useful life, whereas under U.S. GAAP the revenue is to be recognized over the duration of the agreement. A second type of contract relates to IRUs. Under German GAAP, the sales of sub-leasing of capacity on certain fiber optic networks are recognized immediately, whereas, under U.S. GAAP, the sales are recorded as deferred revenue and recognized in income over the contract term, ranging from 20 to 25 years. A third type of contract relates to a long-term construction project. Under German GAAP, certain revenues were recognized because the Company had delivered a product and provided services in accordance with the contracts' acceptance provisions. Under U.S. GAAP, the Company did not consider this to be the culmination of the earnings process and deferred such amounts. The product delivered and services rendered were deemed to be part of a larger group-wide contract for which no reasonably dependable estimates of total cost could be made.

(l)    Asset-Backed Securitizations

In December 2001, December 2002, and November 2003, the Company entered into asset-backed securitization programs for the sale of qualifying receivables at its T-Com, T-Systems and T-Mobile divisions, respectively. Under German GAAP, the values of the receivables sold and residual interests retained are based on contractually stated values. For U.S. GAAP, the transactions are based on the fair values of the receivables sold and related interests retained. See note (44) (b) Asset-Backed Securitization for additional information regarding these transactions.

Under these securitization programs, the Company retains the servicing obligation related to the sold receivables, but without remuneration. No servicing liabilities have been established under German GAAP. However, for U.S. GAAP, the Company has recorded an estimated servicing liability for future costs to be incurred on the sold receivables in the amount of EUR 67 million in 2003 and EUR 50 million in 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(m)    Investments in Equity Investees

On January 1, 2002 the Company implemented SFAS No. 142 and, as required by that standard, ceased amortizing the embedded goodwill associated with its investments in equity investees. As a result, amortization of EUR 98 million and EUR 106 million, recorded under German GAAP in 2003 and 2002 was not recorded for U.S. GAAP purposes.

In September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the "partners" and collectively, the "consortium") entered into an agreement with the Federal Republic of Germany (Federal Ministry of Transport) relating to the collection of toll charges for the use of German highways by heavy vehicles, and the creation and operation of a toll system for the collection of highway toll charges for heavy vehicles (the "operating agreement"). In December 2002, the consortium entered into a partnership agreement and established a separate joint venture company, Toll Collect GmbH (together "Toll Collect"), to perform under the contract. Deutsche Telekom and DaimlerChrysler Services each hold a 45 % stake in Toll Collect, with the remaining 10 % being held by Cofiroute. Toll Collect's total assets, financial liabilities and total liabilities at December 31, 2003, calculated on the basis of U.S. GAAP, were EUR 0.8 billion, EUR 0.5 billion and EUR 1.1 billion, respectively. Deutsche Telekom's involvement with Toll Collect includes its equity interest in Toll Collect that is recognized in the consolidated financial statements using the equity method of accounting and certain financial guarantees. Additionally, certain of our divisions may act as sub-contractors of services to Toll Collect.

Under German GAAP, the share of the Toll Collect equity losses to be recorded under the equity method is limited to the value of the investment. Therefore, Deutsche Telekom recorded approximately EUR 108 million as its share of the equity in net losses. Due to the risks associated with the financial guarantees issued for Toll Collect, Deutsche Telekom recorded a provision of approximately EUR 334 million under German GAAP.

Under U.S. GAAP, the share of the Toll Collect equity losses is not limited to the value of the investment due to the existence of the guarantees. As a result, Deutsche Telekom recorded its share of the equity in net losses of approximately EUR 230 million under U.S. GAAP, resulting in a negative investment balance of approximately EUR 143 million at December 31, 2003. The provision recorded under German GAAP has been reversed, as the effects are reflected within the share of equity losses recognized under U.S. GAAP.

In 2002 and 2001, as a result of impairment testing, an impairment charge was recorded to reduce the carrying value of the investment in comdirect bank AG to fair value for U.S. GAAP as well under German GAAP. See note (41) (f) Effects of Dilution Gains for additional information. In 2003 the Company recorded a write-up of the net carrying amount of the investment in comdirect bank AG of EUR 84 million under German GAAP which was not recorded for U.S. GAAP.

In 2001, the Company restructured its equity investments in DeTeAsia, including exchanging its shares in Islacom for shares in Globe Telecom, which resulted in the recording of gains under German GAAP, as these transactions were recorded as individual transactions based on the legal contracts signed. For U.S. GAAP purposes, these transactions were recorded as primarily one transaction and accounted for as a non-monetary transaction with no gains or losses recognized. As a result, gains totaling EUR 123 million under German GAAP were recorded as a reduction of the carrying basis under U.S. GAAP in 2001. Additionally, the investment in Globe Telecom was recorded at cost under German GAAP. For U.S. GAAP purposes this investment was accounted for as an equity investment as required by Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock ("APBO No. 18"). As a result of accounting for this investment under the equity method, the Company recognized equity in earnings of EUR 9 million in 2003 and EUR 18 million in 2002 under U.S. GAAP. In October 2003 the investment in Globe Telecom was sold. As the carrying basis for the investment under German GAAP exceeded the carrying basis under U.S. GAAP, a larger gain of EUR 94 million was recorded under U.S. GAAP.

The Company accounted for its investment in T-Mobile Netherlands as an equity investee until the remaining outstanding interest was acquired on September 30, 2002. Prior to September 30, 2002, the Company recorded differences between German GAAP and U.S. GAAP of approximately EUR 253 million relating to its investment in T-Mobile Netherlands. These differences consist of, among

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

other things, a EUR 213 million write-off of the Company's share of the UMTS licenses held by T-Mobile Netherlands in 2002 that did not meet the impairment criteria for U.S. GAAP.

The remaining differences result from the recognition of equity pickup on operating results which are based on U.S. GAAP rather than German GAAP, primarily with respect to the investment in PTC in the amount of EUR 29 million in 2003.

(n)    Asset Retirement Obligation

On January 1, 2003, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"), which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of an asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated long-lived asset and is depreciated over the shorter of the asset's useful life or the period to the expected settlement of the retirement obligation. The liability is accreted to its present value each period through charges to operating expense.

Under German GAAP, the absolute expected cost of the asset retirement obligation is recognized ratably over the period from the inception to settlement of the liability. See note (44)(e) New U.S. GAAP Standards Adopted in 2003 for additional information regarding SFAS No. 143.

(o)    Effects of Full Consolidation of debis, Net of Tax

On October 20, 2000, the Company acquired a 50.1% interest in debis Systemhaus GmbH ("debis") by purchasing newly issued shares for EUR 4.7 billion. In connection with this acquisition, the Company received a call option to acquire the 49.9% minority interest of debis held by DaimlerChrysler Services AG ("DaimlerChrysler"), and the Company granted DaimlerChrysler a put option to sell its 49.9% minority interest in debis to the Company. The exercise price for each option was EUR 4.7 billion. The put option was immediately exercisable, and the call option was exercisable on January 1, 2002. Under German GAAP, the Company accounted for this transaction as the acquisition of a 50.1% interest in debis, with the 49.9% interest held by DaimlerChrysler shown as minority interest within equity.

Under U.S. GAAP, the put and the call options were viewed on a combined basis and accounted for as a financing of the purchase of the minority interest by the Company. As a result, the Company reflected debis as a wholly-owned subsidiary upon consummation of the acquisition of the 50.1% interest, with the options reflected as a liability to acquire the remaining 49.9% minority interest. Net income attributable to the remaining 49.9% interest is allocated to Deutsche Telekom, rather than to the minority interest.

During March, 2002, DaimlerChrysler exercised its put option, and the Company acquired the 49.9% minority interest in debis. Under German GAAP, the Company fully consolidated debis from the date the minority interest was acquired. However, for U.S. GAAP, the payment of the put price represented the extinguishment of the purchase obligation initially recorded in 2000.

The accounting for this transaction under U.S. GAAP resulted in the following differences in net income (loss) compared to German GAAP:

	For the year ended December 31,
	2002	2001
	(millions of €)
Increase in amortization expense	(7)	(360)
Increase in financing charges	(24)	(60)
Decrease in income applicable to minority interest	—	94
Tax benefit	3	32
	(28)	(294)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The financing charges represent the premiums to be paid for acquiring the minority interest in excess of the initial share price paid in October 2000, and include guaranteed dividends of EUR 10 million and EUR 60 million for 2002 and 2001, respectively.

(p)    Other Differences

Other differences consist of the different accounting and valuation approaches between German GAAP and U.S. GAAP that are not individually significant. The differences relate primarily to accruals recorded for German GAAP following the "prudence principle" and reversed for U.S. GAAP purposes because the obligation or liability is not probable of occurring. In 2003 accruals of EUR 417 million (in 2002 EUR 188 million) were reversed.

Other adjustments of EUR 310 million (in 2002 EUR 161 million) resulting in differences between German GAAP and U.S. GAAP concerns the treatment of unrealized gains on foreign currency receivables and payables that are recognized under U.S. GAAP but not under German GAAP, accruals for maintenance, and contract accounting. Under German GAAP, accruals have to be made for maintenance that is carried out within three months after the balance sheet date. Under U.S. GAAP, maintenance expenditures are reflected in the period a specific liability has been incurred. The contract accounting differences are a result of the application of the percentage of completion method under U.S. GAAP, as opposed to the completed contract method under German GAAP.

In 2003, 2002 and 2001, a minimum liability related to certain pension plans was recognized as an expense under German GAAP. Under U.S. GAAP, the increase to this liability amounting to EUR 439 million, EUR 210 million and EUR 259 million in 2003, 2002 and 2001, respectively, was recorded in other comprehensive income.

(q)    Income Taxes

The determination of income tax expense under German GAAP differs from U.S. GAAP as follows:

•	Under U.S. GAAP, in contrast to German GAAP, deferred tax assets are recognized for the estimated future tax effects attributable to tax loss carryforwards.

•	Under German GAAP, deferred taxes are not recorded for temporary differences that arose during tax-free periods. Under U.S. GAAP, the estimated future tax effects related to those temporary differences are recognized.

•	Under German GAAP, deferred taxes have not been recognized for those temporary differences that are not expected to reverse in the foreseeable future or where the reversal will occur prior to the usage of net operating loss carry forwards. Under U.S. GAAP, deferred taxes are generally recognized for all temporary differences.

In addition, deferred taxes also are provided for the income tax effects of valuation differences between U.S. GAAP and German GAAP. Deferred tax assets are measured based on enacted tax law and reduced by a valuation allowance to the amount that is more likely than not to be realized. Additionally, existing deferred tax assets and liabilities recognized under U.S. GAAP are adjusted when there is an enacted change of future tax rates.

In 2003 the German government enacted new tax legislation. Beginning January 1, 2004, 5% of dividends received and 5% of capital gains from the sale of shares in affiliated and unaffiliated companies are taxable while losses continue to be non-deductible. The change in tax legislation led to the recognition of EUR 110 million deferred tax liabilities under U.S. GAAP due to unrealized gains and to differences between U.S. GAAP book values and tax values on certain investments.

Other differences between the income tax expense determined in accordance with German GAAP and U.S. GAAP result from the differences in accounting for tax estimates and contingencies and the consolidation effects of debis which are presented net of tax. See note (42) Deferred Taxes in Accordance with U.S. GAAP for additional information.

(r)    Minority Interest

Beginning in 2003, the presentation of the minority interest in the reconciliation of net income (loss) and shareholders' equity has changed. Prior to 2003 all reconciling items relating to non-wholly

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

owned subsidiaries were presented net of minority interest. Beginning in 2003, all reconciling items are shown gross of minority interest and the minority interest, including the minority interest under German GAAP, is deducted in a separate line item. The prior years have been restated accordingly. In addition, certain prior year amounts included in the footnotes have been reclassified to conform to the current year presentation.

(42)    Deferred Taxes in Accordance with U.S. GAAP

Deferred tax assets and liabilities arising from temporary differences and net operating losses, in accordance with U.S. GAAP, are as follows:

	As of December 31,
	2003	2002(1)
	(millions of €)
Deferred tax assets
Current deferred tax assets
Net operating loss carryforwards	401	478
Inventory	108	156
Accruals for loss contingencies	74	115
Other accruals	122	165
Deferred income/ deferred expense	54	2
Other	110	211
	869	1,127
Noncurrent deferred tax assets
Goodwill	1,838	2,136
Net operating loss carryforwards	6,523	7,930
Fixed assets	2,106	1,420
Financial assets	368	623
Derivatives	579	74
Pension accruals	702	527
Civil servant health insurance accrual	288	429
Other accruals	242	304
Deferred income/ deferred expense	454	522
Other	486	318
	13,586	14,283
Deferred tax assets	14,455	15,410
Deferred tax liabilities
Current deferred tax liabilities
Accruals	(66)	(202)
Other	(465)	(311)
	(531)	(513)
Noncurrent deferred tax liabilities
Intangible assets	(5,722)	(5,795)
Fixed Assets	(3,168)	(2,588)
Financial assets	(112)	(88)
Accruals	(122)	(25)
Derivatives	(225)	(127)
Deferred income/ deferred expense	(74)	(26)
Other	(427)	(245)
	(9,850)	(8,894)
Deferred tax liabilities	(10,381)	(9,407)
Net current deferred tax assets	338	614
Net noncurrent deferred tax assets	3,736	5,389
Valuation allowance(2)	(4,893)	(5,652)
Net deferred tax assets (liabilities)	(819)	351

(1)	The 2002 amounts have been reclassified to conform to the current year presentation. See note (41)(r) Minority Interest for additional information.

(2)	Valuation allowance as of December 31, 2001: EUR 468 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result of the implementation of SFAS No. 142 in 2002, a number of major wireless carriers in the United States have concluded that the U.S. Federal Communications Commission ("FCC") wireless spectrum licenses should be considered to be intangible assets with indefinite lives. Classification by Deutsche Telekom of its FCC licenses to intangible assets with indefinite lives resulted in the cessation of scheduled amortization of these licenses, effective January 1, 2002. This cessation of amortization affected the Company's assessment as to future realization of deferred tax assets for tax loss carryforwards, resulting in the establishment of a valuation allowance of approximately EUR 4.3 billion during the first quarter of 2002.

The following table shows the development of deferred taxes from German GAAP to U.S. GAAP:

	As of December 31,
	2003	2002(1)
	(millions of €)
Net deferred tax assets (liabilities) under German GAAP	(919)	(1,646)
U.S. GAAP adjustments	100	1,997
Net deferred tax assets (liabilities) in accordance with U.S. GAAP	(819)	351

(1)	The 2002 amounts have been reclassified to conform to the current year presentation. See note (41)(r) Minority Interest for additional information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(43)    Additional Information on the Financial Statements in Accordance with U.S. GAAP

(a)    Intangible Assets

Development of goodwill and other intangible assets

The following is a summary of the development of goodwill and other intangible assets from January 1, 2002 to December 31, 2003.

	Goodwill			Other intangible assets
	German GAAP	Difference	U.S. GAAP	German GAAP	Difference	U.S. GAAP
	(millions of €)			(millions of €)
Cost(1)
January 1, 2002	46,075	396	46,471	43,368	7,584	50,952
Additions	4,482	(2,668)	1,814	873	1,557	2,430
Disposals	(23)	(29)	(52)	(761)	(118)	(879)
Impairments	0	(14,567)	(14,567)	0	(9,946)	(9,946)
Consolidations, reclassifications and other	850	10	860	1,745	(406)	1,339
Foreign currency effects	(4,509)	684	(3,825)	(4,317)	221	(4,096)
December 31, 2002	46,875	(16,174)	30,701	40,908	(1,108)	39,800
Accumulated Amortization(1)
January 1, 2002	(5,478)	1,765	(3,713)	(3,914)	746	(3,168)
Scheduled amortization	(3,243)	3,243	0	(2,691)	(139)	(2,830)
Nonscheduled amortization	(9,865)	9,865	0	(11,549)	11,549	0
Disposals	23	0	23	732	119	851
Consolidations, reclassifications and other	(171)	210	39	(841)	149	(692)
Foreign currency effects	1,295	(1,033)	262	1,321	(1,035)	286
December 31, 2002	(17,439)	14,050	(3,389)	(16,942)	11,389	(5,553)
Net book value December 31, 2002(1)	29,436	(2,124)	27,312	23,966	10,281	34,247
Cost
January 1, 2003	46,875	(16,174)	30,701	40,908	(1,108)	39,800
Additions	150	(23)	127	683	1,315	1,998
Disposals	(969)	627	(342)	(766)	45	(721)
Consolidations, reclassifications and other	(41)	(32)	(73)	170	(131)	39
Foreign currency effects	(4,331)	(126)	(4,457)	(4,054)	(426)	(4,480)
December 31, 2003	41,684	(15,728)	25,956	36,941	(305)	36,636
Accumulated Amortization
January 1, 2003	(17,439)	14,050	(3,389)	(16,942)	11,389	(5,553)
Scheduled amortization	(2,521)	2,521	0	(2,157)	377	(1,780)
Disposals	814	(788)	26	732	(102)	630
Consolidations, reclassifications and other	41	6	47	84	115	199
Foreign currency effects	1,934	25	1,959	2,022	(46)	1,976
December 31, 2003	(17,171)	15,814	(1,357)	(16,261)	11,733	(4,528)
Net book value December 31, 2003	24,513	86	24,599	20,680	11,428	32,108

(1)	The 2002 amounts have been reclassified to conform to the current year presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net income (loss) adjusted according to SFAS No. 142 par. 61

The following table reconciles reported net income (loss) and basic and diluted earnings (loss) per share under U.S. GAAP in the periods to exclude amortization related to goodwill and intangible assets, net of any related tax effects, assuming the adoption of SFAS No. 142 had occurred on January 1, 2001:

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Reported net income (loss)	2,911	(22,098)	523
Add back: Goodwill amortization	—	—	2,918
Add back: License amortization, net	—	—	336
Adjusted net income (loss)	2,911	(22,098)	3,777
Basic earnings (loss) per share:
Reported net income (loss)	0.70	(5.31)	0.14
Goodwill amortization	—	—	0.79
License amortization	—	—	0.09
Adjusted net income (loss)	0.70	(5.31)	1.02
Diluted earnings (loss) per share:
Reported net income (loss)	0.70	(5.31)	0.14
Goodwill amortization	—	—	0.79
License amortization	—	—	0.09
Adjusted net income (loss)	0.70	(5.31)	1.02

Changes in the carrying amount of goodwill for the segments and in total for the years ended December 31, 2002 and 2003

	T-Com	T-Mobile	T-Systems	T-Online	Other	Total
	(millions of €)
Balance at December 31, 2001	2,956	33,386	4,477	1,939	0	42,758
Impairment	(1,657)	(12,910)	—	—	0	(14,567)
Additions, disposals and change in the composition of Deutsche Telekom Group	371	(1,537)	307	(26)	6	(879)
Balance at December 31, 2002	1,670	18,939	4,784	1,913	6	27,312
Additions, disposals, translation effects and change in the composition of Deutsche Telekom Group	(224)	(2,543)	(41)	12	83	(2,713)
Balance at December 31, 2003	1,446	16,396	4,743	1,925	89	24,599

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Components of amortizable and non-amortizable intangible assets for U.S. GAAP purposes

	As of December 31, 2003		As of December 31, 2002(1)
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(millions of €)		(millions of €)
Amortizable intangible assets
UMTS licenses	18,681	—	18,100	—
Other intangible assets	8,680	4,012	10,713	5,069
Total amortizable intangible assets	27,361	4,012	28,813	5,069

(1)	The 2002 amounts have been reclassified to conform to the current year presentation.

Deutsche Telekom's U.S. GAAP carrying value of non-amortized intangible assets, mainly comprised of FCC licenses, amounted to approximately EUR 8.7 billion and EUR 10.5 billion at December 31, 2003 and 2002, respectively.

Current and expected amortization expense for other identifiable intangible assets for the current year and the subsequent five years.

Amount
(millions of EUR)
Aggregate amortization expense:
For the year ended December 31, 2003	1,780
Expected amortization expense:
For the years ending December 31, 2004	2,100
2005	1,900
2006	1,500
2007	1,300
2008	1,300

The above table represents Deutsche Telekom's estimate regarding future amortization of amortizable intangible assets as they are on Deutsche Telekom's balance sheet as of December 31, 2003. It is therefore likely that future amortization charges for amortizable assets will be higher, as the above figures do not include the impact of any future investments or capital expenditure in intangible assets and the forcasted amortization is based on the expected commercial launch date of the UMTS network.

(b)    Summary of Certain Balance Sheet Captions

The following is a summary of certain balance sheet captions reported in the consolidated financial statements under German GAAP and in accordance with U.S. GAAP.

		German GAAP December 31,		U.S. GAAP December 31,
	Note (41)	2003	2002(1)	2003	2002(1)
		(millions of €)		(millions of €)
Intangible assets	(b),(c),(d),(f)	45,193	53,402	56,707	61,559
Property, plant and equipment, net	(a),(d)	47,268	53,955	53,558	59,298
Financial assets	(g),(h),(m),(p)	3,190	4,169	3,736	4,366
Accruals	(h),(i),(n),(p),(q)	15,703	16,097	23,573	20,616
Debt(2)	(a),(h,),(n),(p)	55,411	63,044	58,824	64,988
Deferred income	(k),(q)	703	723	2,294	2,134

(1)	The 2002 presentation of minority interest has been reclassified to conform to the current year presentation. See note (41)(r) Minority Interest for additional information.

(2)	Debt under U.S. GAAP includes EUR 48 million and EUR 58 million of amortized premiums and EUR 264 million and EUR 295 million of discounts at December 31, 2003 and 2002, respectively, which under German GAAP are included in deferred income and prepaid expenses.

As permitted by Postreform II, certain property, plant and equipment on hand as of December 31, 1992 were valued at fair values rather than at historical cost less depreciation, which is required by U.S. GAAP. The Company has not been able to quantify the effect of the difference in accounting

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

treatment because, prior to January 1, 1993, the predecessor did not maintain sufficiently detailed historical cost records. The fair market values were recorded in the opening balance sheet of Deutsche Telekom AG at January 1, 1995.

(44)    Other Information

(a)    Stock-Based Compensation

The Company accounts for employee stock options under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 25 (APBO 25), Accounting for Stock Issued to Employees and related interpretations. In addition, the Company provides pro forma disclosure of stock based compensation, as measured under the fair value requirements of SFAS No. 123, Accounting for Stock-Based Compensation.

APBO No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, option grants under the fixed award plans (2001 Stock Option Plans of Deutsche Telekom AG and T-Online International AG, Matáv and T-Mobile USA, Inc.) where the exercise price is equal to the market value at the date of grant. However, APBO No. 25 requires recognition of compensation expense for variable award plans (2000 Stock Option Plans of Deutsche Telekom AG and T-Online International AG) over the vesting periods of such plans, based upon the then-current market values of the underlying stock. In contrast, SFAS No. 123 requires recognition of compensation expense for grants of stock options over the vesting periods of such grants, based on the estimated grant-date fair values of those grants.

In electing to continue to follow APBO No. 25 for expense recognition purposes, the Company is obliged to provide the expanded disclosures required under SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure for stock-based compensation granted, including, if materially different from reported results, disclosure of pro forma net earnings and earnings per share had compensation expense relating to grants been measured under the fair value recognition provisions of SFAS No. 123. The fair value of the stock options issued in 2003, 2002 and 2001 were calculated at the grant date based on a Black-Scholes option pricing model, and based on a Monte-Carlo option pricing model for the options granted in 2000. The Monte-Carlo option pricing model was used for 2000, as the plan was considered a variable compensation plan.

At the grant dates, the underlying assumptions and the resulting fair values per option of the respective companies were as follows:

Deutsche Telekom AG	2003	2002	2001	2000
Expected dividend yield	—	3.60%	3.25%	1.00%
Expected stock volatility	—	60.0%	47.0%	44.0%
Risk-free interest rate	—	4.28%	4.65%	5.73%
Expected lives (in years)	—	4.4	5	5
Weighted average fair value per option granted during the year (in €)	—	3.79	4.87	25.08

T-Online International AG	2003	2002	2001	2000
Expected dividend yield	—	0%	0%	0%
Expected stock volatility	—	71.8%	60.0%	60.0%
Risk-free interest rate	—	4.333%	4.65%	5.475%
Expected lives (in years)	—	5	5	3.5
Weighted average fair value per option granted during the year (in €)	—	4.06	3.72	13.10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

T-Mobile USA, Inc.	2003	2002	2001
Expected dividend yield	2.93% to 3.07%	2.60% to 3.85%	3.25%
Expected stock volatility	55%	60.0%	47.0%
Risk-free interest rate	3.13% to 3.98%	4.11% to 5.15%	5.50% to 5.98%
Expected lives (in years)	6.3	7.1	7.5
Weighted average fair value per option granted during the year (in USD)	7.31	6.12	35.57

Matáv	2003	2002
Expected dividend yield	—	1.53%
Expected stock volatility	—	40%
Risk-free interest rate	—	8.31%
Expected lives (in years)	—	1-3
Weighted average fair value per option granted during the year (in HUF)	—	284

A reconciliation of the Company's net income (loss) to pro forma net income (loss), and the related pro forma earnings (loss) per share amounts, for the years ended December 31, 2003, 2002 and 2001, is provided below. For purposes of pro forma disclosure, the estimated fair value of the options at the date of grant is amortized to expense over the vesting period.

On May 31, 2001, as a result of the acquisition of T-Mobile USA and Powertel, all unvested, outstanding T-Mobile USA and Powertel stock options were converted into options to acquire, from a trust established for the benefit of holders of T-Mobile USA and Powertel stock options, Deutsche Telekom ADRs. Deutsche Telekom recorded deferred compensation of EUR 58 million related to unvested options due to the acquisition of T-Mobile USA and Powertel, of which EUR 18 million, EUR 18 million and EUR 11 million were recorded as stock-based compensation expense in 2003, 2002 and for the period from June 1, 2001 through December 31, 2001, respectively.

Under the fair value method of SFAS No. 123, the Company's net income (loss) (in millions of euro) and earnings (loss) per share (in euro) would have been as follows:

	For the year ended December 31,
	2003	2002	2001
Net income (loss)
As reported	2,911	(22,098)	523
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	18	18	11
Deduct: Stock-based employee compensation expense determined under fair value based accounting method, net of related tax effects	(67)	(102)	(71)
Pro forma net income (loss)	2,862	(22,182)	463

Earnings (loss) per share
Basic and diluted earnings (loss) per share
As reported	0.70	(5.31)	0.14
Pro forma	0.69	(5.33)	0.13

(b)    Asset-Backed Securitizations

The Company and its T-Com, T-Mobile and T-Systems divisions entered into agreements to sell, on a continuous basis, certain eligible trade accounts receivable to Qualifying Special Purpose Entities ("QSPEs"). Under German GAAP, the determination of the gain or loss on the sale of receivables is based upon contractual estimates for the credit and dilution discounts. Under U.S. GAAP, in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, the gain or loss on sale of receivables depends in part on the carrying amount of the transferred receivables, allocated between the receivables sold and the interests and obligations retained, based on their relative fair values as of the date of transfer. The retained

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interests represent future rights to residual cash balances retained by the QSPE, to be released if collection performance exceeds certain credit loss and performance thresholds. At the time the receivables are sold, the balances are removed from the Consolidated Balance Sheets. Costs associated with the sale of receivables, primarily related to the discount, loss on sale and other related expenses are included in program fees in the table below and classified as other expense in the consolidated Statement of Operations. Refunds of discounts are recorded when received, and classified within other income in the Consolidated Statement of Operations.

Differences Arising from Retained Interests

Under the T-Systems asset-backed securitization program, the retained interest is valued under German GAAP based upon the contractually specified discounts using the contractual rates in the agreement (between 7.15% and 15.5%, including credit loss rates from 3.65% to 12%). Under U.S. GAAP, the retained interest is recorded at fair value based upon historical performance. The difference between the contract value under German GAAP and the fair value under U.S. GAAP results in an increase of the value of the retained interest (and a related reduction of the loss on sale) for U.S. GAAP of EUR 14 million and EUR 20 million in 2003 and 2002, respectively.

Under the T-Com asset-backed securitization program, the retained interest is valued under German GAAP based upon the contractually specified discounts using the contractual rates in the agreement (6.5%, including a 3.5% credit loss rate). Under U.S. GAAP, the retained interest is recorded at fair value based upon historical performance. The difference between the contract value under German GAAP and the fair value under U.S. GAAP results in an increase in the value of the retained interest (and a related reduction of the loss on sale) of EUR 77 million in 2003, EUR 133 million in 2002, and a reduction in value of the retained interest (and a related increase of the loss on sale) of EUR 21 million in 2001.

Under the T-Mobile asset-backed securitization program, the retained interest is valued under German GAAP based upon the contractually specified discounts using the contractual rates in the agreement (25.5%, including a 5.5% credit loss rate). Under U.S. GAAP, the retained interest is recorded at fair value based upon historical performance. The difference between the contract value under German GAAP and the fair value under U.S. GAAP results in an increase of the value of the retained interest (and a related reduction of the loss on sale) for U.S. GAAP of EUR 24.6 million in 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary of Significant Cash Flows

The table below summarizes certain cash flows received from and paid to securitization trusts under the T-Com, T-Mobile and T-Systems asset-backed securitizations:

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Proceeds from sales of new receivables to QSPEs	20,408	17,372	1,384
Proceeds from retained interests	913	655	—
Total cash flow received from QSPEs	21,321	18,027	1,384

Proceeds from collections made on behalf of QSPEs	(21,467)	(18,996)	(1,616)
less proceeds from collections not yet forwarded to QSPEs	57	93	1,456
Payments to QSPEs of collections made on its behalf	(21,410)	(18,903)	(160)
Program fees paid to QSPEs	(32)	(57)	(6)
Total cash flows forwarded to QSPEs	(21,442)	(18,960)	(166)

Net cash flows between QSPEs and Deutsche Telekom	(121)	(933)	1,218

Sales of receivables resulted in a loss of approximately EUR 253 million, EUR 303 million and EUR 175 million in 2003, 2002 and 2001, respectively. The loss is calculated as the difference between the face value and contract value of the receivables and includes expenses related to the servicing liability.

(c)    Equity Method Investments

Deutsche Telekom's investments in equity method affiliates amounted to EUR 2.3 billion and EUR 2.6 billion at December 31, 2003 and 2002, respectively. Deutsche Telekom recorded net income with respect to its equity method affiliates under U.S. GAAP in the amount of EUR 18 million in 2003 and net losses of EUR 85 million and EUR 653 million for the years 2002 and 2001, respectively.

The Company received dividends based on its equity interests in these companies of EUR 39 million, EUR 23 million and EUR 2.8 billion for the years 2003, 2002 and 2001, respectively.

The schedules below present summarized statements of operations for the significant investments that were accounted for under the equity method in 2001. Summarized financial information is not presented for equity method investments in 2003 and 2002, since the Company's equity investments were not deemed significant in 2003 or 2002 either individually or in the aggregate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of Operations

	For the year ended December 31, 2001
	MTS	PTC	T-Mobile Netherlands	Virgin Mobile	Telesens	comdirect	Other Equity Investments	Total Equity Investments
	(millions of €)
Net revenue	926	1,187	448	264	82	236	1,422	4,565
Total expenses	(561)	(1,044)	(633)	(367)	(304)	(387)	(1,561)	(4,857)
Income (loss) before income taxes and minority interest	365	143	(185)	(103)	(222)	(151)	(139)	(292)
Income taxes	(108)	(9)	—	—	(23)	(10)	(80)	(230)
Minority interest	9	—	—	—	—	—	—	9
Income before effect of change in accounting principle and extraordinary gains (losses)	266	134	(185)	(103)	(245)	(161)	(219)	(513)
Cumulative effect of change in accounting principle, net of income taxes	(20)	(1)	—	(1)	—	—	—	(22)
Extraordinary gains (losses), net of income taxes	2	—	—	—	—	—	—	2
U.S. GAAP net income (loss)	248	133	(185)	(104)	(245)	(161)	(219)	(533)
Deutsche Telekom's percentage of ownership in investee	36.20%	45.00%	49.99%	50.00%	25.92%	21.35%	—	—
Deutsche Telekom's equity in net earnings (losses) of equity investees under U.S. GAAP	84	60	(92)	(52)	(64)	(34)	(26)	(124)
Consolidation adjustments:								—
Goodwill amortization	(2)	(80)	(54)	—	—	(33)	—	(169)
Intangible asset amortization	—	(12)	—	—	—	—	—	(12)
Impairment charges	—	—	—	—	(13)	(226)	—	(239)
Other	8	(27)	(7)	(2)	2	(4)	(79)	(109)
Deutsche Telekom's equity in net earnings (losses) of equity investees, including consolidating adjustments, under U.S. GAAP	90	(59)	(153)	(54)	(75)	(297)	(105)	(653)

(d)    Derivatives

Accounting Standard

Deutsche Telekom adopted Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as amended, on January 1, 2001 which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to hereafter as derivatives) and for hedging activities. SFAS No. 133 requires recognition of all derivatives on the balance sheet at fair value, regardless of the hedging relationship designation. Derivative instruments must be classified as hedging instruments (either fair value hedges, cash flow hedges, foreign currency fair value hedges, foreign currency cash flow hedges or hedges of the net investment in a foreign operation) or non-hedging instruments, and the accounting treatment of derivative instruments and hedged items depends on this classification.

Changes in the fair value of derivatives designated in qualifying highly effective fair value hedging relationships (including foreign currency fair value hedging relationship) are recognized in current period earnings along with fair value changes of the hedged item that are attributable to the hedged risk reflected as adjustments to the carrying value of the hedged item. Changes in the fair value of derivatives designated in qualifying, highly effective, cash flow hedging relationships (including foreign currency cash flow hedging relationship) are recorded in other comprehensive income (outside earnings) and recognized in earnings when the hedged item affects earnings. Any hedge

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ineffectiveness is recorded in current-period earnings. If a financial instrument is designated as a hedge of a net investment in a foreign operation, the changes in the hedging instrument's fair value are recorded in other comprehensive income as part of the cumulative translation adjustment. Changes in the fair value of derivative instruments that are not designated as hedging instruments are recognized in earnings when they occur.

Risk Management Policies

Deutsche Telekom is exposed to foreign currency risks, interest rate risks and equity price risks arising from fluctuations in exchange rates, interest rates and quoted share prices. Deutsche Telekom's risk policy generally takes into account only risks affecting the Group's cash flows. Therefore, fair value changes of investments arising from fluctuations in quoted share prices as well as foreign currency translation risks inherent in Deutsche Telekom's net investments in foreign entities normally are not hedged. Deutsche Telekom does not enter into derivative financial instruments for trading purposes or other speculative purposes.

Deutsche Telekom is exposed to interest rate risks, primarily in the European Union, in Great Britain and in the United States. In order to mitigate the impact of interest rate fluctuations in these areas, Deutsche Telekom separately manages interest rate risk for euro-, U.S. dollar- and British pound-denominated liabilities. Under consideration of its existing and forecasted debt structures, Deutsche Telekom enters into interest rate derivatives, principally interest rate swaps, to modify the interest payments on bonds, other liabilities and cash investments to adjust their risk profile to a target level of floating-rate and fixed-rate interest as defined by the Management Board.

Deutsche Telekom is exposed to foreign currency risks in connection with its investing, financing and operating activities. Since Deutsche Telekom's corporate objective is pursued through its global commercial operations (the sale of telecommunications and IT services), its foreign currency risk exposures are normally managed, provided the risks would affect the Group's cash flows. Foreign currency risks that do not affect the Group's cash flows (for example, risks resulting from the translation of Deutsche Telekom's foreign entities' assets and liabilities to the Group's reporting currency) generally remain unhedged. However, in specific circumstances, Deutsche Telekom may seek to hedge the foreign currency translation risk inherent in certain foreign entities.

For purposes of managing foreign currency risks, Deutsche Telekom makes a distinction between investing, financing and operating activities:

Foreign currency risks in the investment area arise from the acquiring, holding and divesting of investments in foreign entities. Translation risk associated with our net investments in foreign entities was not hedged at December 31, 2003 except for our net investment in T-Mobile USA. At December 31, 2003 there were no hedged forecasted acquisitions or sales of foreign entities.

Foreign currency risks in the financing area arise from foreign currency denominated financial liabilities. Deutsche Telekom enters into cross-currency interest rate swaps and foreign currency forward contracts in order to economically convert foreign currency denominated financial liabilities into the Group companies' functional currencies (primarily euro, U.S. dollar and British pound). At December 31, 2003, foreign currency denominated liabilities for which foreign currency risks were managed primarily consisted of bonds and medium term notes denominated in Japanese yen, British pound, Czech koruna and Polish zloty. Foreign currency risks related to a variety of short-term foreign currency denominated intercompany loans are mitigated with forward currency contracts.

Foreign currency risks in the operating area are limited because individual Group entities conduct most of their activities in their respective functional currency. However, certain Group entities are exposed to foreign currency transaction risk related to anticipated foreign exchange payments primarily for capital expenditures and expense payments to international telecommunications carriers for completing international calls made by our domestic customers. Deutsche Telekom occasionally enters into foreign currency forward contracts or purchases foreign currency options to hedge these anticipated payments up to a maximum of one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Initial Application of SFAS No. 133

On January 1, 2001, Deutsche Telekom recognized all freestanding derivative instruments as either assets or liabilities and measured them at fair value under U.S. GAAP. The differences between the derivatives' previous carrying amounts and their fair values were reported as transition adjustments. Because Deutsche Telekom's foreign currency forward contracts, foreign currency options and cross-currency interest rate swaps were already recognized at fair value at December 31, 2000, transition adjustments were only required for certain interest rate derivatives.

The majority of Deutsche Telekom's interest rate derivatives entered into before January 1, 2001 were used to create synthetic financial instruments (mostly synthetic variable rate debt). Thus, for example, Deutsche Telekom sold 30 year fixed-rate U.S. dollar notes and simultaneously entered into a combination of interest rate swaps' and cross-currency interest swaps to effectively create a 10 year fixed-rate British pound borrowing. Adjusting the interest rate swaps' previous carrying amounts (accrued interest payables and receivables) to their fair values resulted in a net gain of EUR 226 million (after taxes of EUR 144 million) on January 1, 2001, which was reported as a cumulative-effect-type adjustment to net income.

A smaller number of interest rate swaps as well as interest rate collars entered into before January 1, 2001 were used to reduce the cash flow exposure of floating-rate British pound liabilities. The transition adjustments for these derivatives resulted in a loss of EUR 22 million (after taxes of EUR 10 million) which was reported as a cumulative-effect-type adjustment to accumulated other comprehensive income on January 1, 2001. The adjustment to accumulated other comprehensive income has been reclassified into earnings over the residual period that interest payments on the floating-rate liabilities affect earnings. In 2003 the balance in accumulated other comprehensive income was completely reflected in earnings.

Deutsche Telekom's other interest rate derivatives were already recognized at fair value on December 31, 2000 and no transition adjustments for these derivatives were therefore required.

No derivative or non-derivative hedging instrument entered into before January 1, 2001 was designated anew as a hedging instrument at January 1, 2001 except for a British pound-denominated borrowing that hedged the foreign currency exposure of a portion of Deutsche Telekom's net investment in T-Mobile UK.

Post-Transition-Date Accounting under SFAS No. 133

Deutsche Telekom decides on the date that it enters into a derivative contract whether it is appropriate to apply hedge accounting for the derivative. If Deutsche Telekom elects to apply hedge accounting, it puts in place the appropriate hedge documentation and effectiveness testing routine at inception of the hedge.

Fair Value Hedges

In 2003, Deutsche Telekom had pay-variable, receive-fixed interest rate swaps to hedge the fair value risk of certain fixed rate debt. These interest rate swaps were designated as hedging instruments in qualifying, highly effective, fair-value hedging relationship of euro, British pound and U.S. dollar denominated fixed-rate liabilities.

For the years ended December 31, 2003, 2002 and 2001, Deutsche Telekom recognized in earnings no ineffectiveness for all of the fair value hedge exposures to interest rate risk. All components of the interest rate swap gain or loss were included in the assessment of the hedge effectiveness.

In 2003, Deutsche Telekom had cross-currency interest rate swaps as hedging instruments for foreign currency denominated fixed-rate liabilities, converting them into functional currency denominated variable-rate liabilities. These cross-currency interest rate swaps were designated as hedging instruments in qualifying, highly effective, fair-value hedging relationship of foreign currency denominated fixed-rate liabilities. For the year ended December 31, 2003, Deutsche Telekom recognized EUR 31 million in earnings representing hedge ineffectiveness on cross-currency interest rate swaps. All components of the cross-currency interest rate swap gain or loss were included in the assessment of the hedge effectiveness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash Flow Hedges

U.S. dollar exposures

During 2002 and 2003, Deutsche Telekom designated certain pay-fixed, receive-variable U.S. dollar interest rate swaps as hedging instruments in qualifying, highly effective, cash-flow hedges of forecasted interest payments.

During 2003, Deutsche Telekom reported net losses on these swaps of EUR 37 million (after taxes of EUR 24 million) in accumulated other comprehensive income.

Additionally during 2003, Deutsche Telekom reclassified from accumulated other comprehensive income to earnings a EUR 63 million loss (after taxes of EUR 40 million). EUR 59 million of this loss (after taxes of EUR 38 million) related to certain of its discontinued cash flow hedges for which Deutsche Telekom determined that it was probable the hedged forecasted transactions would not occur by the end of the originally specified time period or within a reasonable period of time thereafter. These forecasted interest payments were hedged over a period of up to four years.

All components of the interest rate swap gain or loss were included in the assessment of the hedge effectiveness. Deutsche Telekom expects that approximately EUR 30 million of net losses deferred in accumulated other comprehensive income relating to these interest rate swaps will be reclassified into earnings during the next twelve months when the hedged item occurs.

During 2002, Deutsche Telekom reported losses on these swaps of EUR 145 million (after taxes of EUR 29 million) in accumulated other comprehensive income. These forecasted interest payments are hedged over a period of up to five years.

British pound exposures

During 2002 and 2003, Deutsche Telekom designated certain existing pay-fixed, receive-variable GBP interest rate swaps as hedging instruments in qualifying, effective, cash-flow hedges of forecasted interest payments under a syndicated loan agreement based on a principal amount of GBP 500 million.

During 2003 Deutsche Telekom reported net losses on these swaps of EUR 13 million (after taxes of zero) in accumulated other comprehensive income.

Additionally during 2003, Deutsche Telekom reclassified from accumulated other comprehensive income to earnings a EUR 28 million loss (after taxes of zero). These forecasted interest payments are hedged over a period of up to two years. All components of the interest rate swap gain or loss were included in the assessment of the hedge effectiveness.

Deutsche Telekom expects that approximately EUR 16 million of net losses deferred in accumulated other comprehensive income relating to these interest rate swaps will be reclassified into earnings during the next twelve months when the hedged item occurs.

During 2002, Deutsche Telekom reported losses on these swaps of EUR 11 million (after taxes of zero) in accumulated other comprehensive income. These forecasted interest payments are hedged over a period of up to three years. The ineffective portion of these swaps in 2002 was EUR 0.2 million, which was recognized as a loss under U.S. GAAP.

Additionally during 2002, Deutsche Telekom reclassified from accumulated other comprehensive income to earnings a EUR 88 million loss (after taxes of zero) related to certain of its discontinued cash flow hedges for which Deutsche Telekom determined that it was probable the hedged forecasted transactions would not occur by the end of the originally specified time period or within a reasonable period of time thereafter.

Net Investment Hedges

During 2003, Deutsche Telekom continued to hedge its foreign currency translation risk associated with shares of preferred stock in T-Mobile USA, which form a part of Deutsche Telekom's net investment in T-Mobile USA.

During 2003 Deutsche Telekom changed the hedging instruments. Before the change, Deutsche Telekom hedged the foreign currency exposure inherent in the redeemable preferred shares with

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

short-term foreign currency forward contracts, five-year-cross-currency interest rate swaps and U.S. dollar-denominated long term debt. Since the change, Deutsche Telekom has hedged the U.S. dollar investment in T-Mobile preferred stock almost entirely with U.S. dollar-denominated long-term debt.

During 2003, Deutsche Telekom recorded to cumulative translation adjustment, a component of other comprehensive income, a net gain of EUR 835 million (after taxes of zero) related to the derivative and nonderivative hedging instruments designated in the hedge of Deutsche Telekom's net investment in T-Mobile USA.

During 2002, Deutsche Telekom changed the hedging instruments designated as hedges of its net investment in T-Mobile USA in the form of shares of redeemable preferred stock. Before the change, Deutsche Telekom hedged the foreign currency exposure inherent in the redeemable preferred shares with short-term foreign currency forward contracts. After the change, the hedging instruments used were foreign currency forward contracts (still short-term), five-year cross-currency interest rate swaps (Deutsche Telekom pays U.S. dollar at fixed rates and receives euro at fixed rates) and U.S. dollar denominated long-term debt, respectively. Each hedging instrument is designated in a separate, qualifying hedging relationship. During 2002, Deutsche Telekom recorded to cumulative translation adjustment, a component of other comprehensive income, a net gain of EUR 960 million (after taxes of zero) related to derivative and non-derivative hedging instruments designated in a hedge of Deutsche Telekom's net investment in T-Mobile USA.

In 2001, Deutsche Telekom hedged the foreign currency translation risk inherent in a portion of its net investment in T-Mobile UK with British pound-denominated borrowings through 2001. At June 1, 2001, Deutsche Telekom designated U.S. dollar forward sale contracts (U.S. dollar versus euro sales) as hedges of the foreign currency translation risk inherent in shares of the preferred stock in VoiceStream, which form a part of Deutsche Telekom's net investment in VoiceStream. Gains and losses on these derivative and nonderivative financial instruments were reported in other comprehensive income (shareholders' equity) along with gains and losses resulting from the translation of the net assets of the mentioned foreign subsidiaries at current spot rates.

All Other Derivatives

Deutsche Telekom also enters into certain derivative transactions that do not qualify for hedge accounting under SFAS No. 133, but do provide for effective economic hedges under the Group's risk management policies.

For derivatives that hedge the foreign currency transaction risk of recognized foreign currency denominated assets or liabilities, Deutsche Telekom does not seek special hedge accounting because the transaction gain or loss on the economically hedged foreign currency denominated asset or liability will be reported in earnings concurrently with the gain or loss on the derivative.

For the purpose of the balance sheet presentation in accordance with U.S. GAAP as of December 31, 2003, Deutsche Telekom reported the fair value of hedging and non-hedging derivative instrument assets of EUR 0.5 billion (2002: EUR 0.9 billion) in other non-current assets and hedging and non-hedging derivative instrument liabilities of EUR 1.3 billion (2002: EUR 1.3 billion) in other current liabilities. These amounts reflect no netting of derivative instrument assets and liabilities.

(e)    New U.S. GAAP Standards Adopted in 2003

SFAS No. 143

On January 1, 2003, Deutsche Telekom adopted SFAS No. 143, Accounting for Asset Retirement Obligations, ("SFAS No. 143"). Upon adoption, the Company recorded the fair value of the liabilities for asset retirement obligations and increased the carrying amount of the associated long-lived asset. The liability is being accreted to its present value each period through charges to operating expense. The capitalized asset retirement cost is being depreciated over the shorter of the related asset's useful life or the period to the expected settlement of the retirement obligation. As a result, the Company recorded a credit of EUR 84 million, representing a cumulative effect of the adoption of SFAS No. 143, net of taxes of EUR 59 million. Pro-forma effects for the year ended December 31, 2002 and 2001 assuming SFAS No. 143 was effective as of January 1, 2001, were not material to the liabilities, net income or per share amounts in accordance with U.S. GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deutsche Telekom has asset retirement obligations relating primarily to equipment and other leasehold improvements installed on leased network sites and in administrative and retail buildings. Those leases generally contain provisions that require the company and its subsidiaries to restore the sites to their original condition at the end of the lease term. The following table shows the development of the liability for asset retirement obligations for the year ended December 31, 2003.

For the year ended December 31, 2003
(millions of €)
Liability for asset retirement obligations at December 31, 2002	295
Cumulative effect on the liability of the adoption of SFAS No. 143	22
Accretion expense	22
New asset retirement obligations incurred	16
Asset retirement obligations settled	(3)
Revisions in estimated cash flows	43
Effect of currency translation	(8)
Liability for asset retirement obligations at December 31, 2003	387

SFAS No. 146

The Company accounts for exit or disposal activities that are initiated after December 31, 2002 following the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). The adoption of this standard did not have a material impact on the Company's results of operations, financial position or cash flows.

SFAS No. 149

The Company adopted Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149") for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 codified certain decisions made by the FASB as part of the Derivatives Implementation Group process by amending and clarifying the scope and implementation guidance of SFAS No. 133, for similar accounting treatment of contracts with comparable characteristics. The adoption of SFAS No. 149 did not have a material impact on the Company's results of operations, financial position and cash flows.

SFAS No. 150

The Company adopted Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150") for financial instruments entered into or modified after May 31, 2003. SFAS No. 150 established standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, including certain obligations that can or must be settled by issuance of a company's own equity shares. SFAS No. 150 requires that certain financial instruments which previously were classified as equity, be classified as liabilities or assets. The adoption of SFAS No. 150 did not have a material impact on the Company's results of operations, financial position and cash flows.

FIN 45

The Company adopted the initial recognition and measurement provisions of the Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", for guarantees issued or modified after December 31, 2002, which did not have a material impact on its results of operations, financial position or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f)    Recently Issued U.S. GAAP Accounting Standards

FIN 46

In January, 2003, the FASB issued Interpretation No. ("FIN 46"), "Consolidation of Variable Interest Entities" ("VIEs"). This interpretation changes the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities ("SPEs"). Under FIN 46, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its "variable interests" (that is, the enterprise that has the most exposure to the economic risks and the potential rewards from changes in the values of the VIE's assets and liabilities). The Company has adopted the Interpretation's disclosure provisions, effective for all financial statements issued after January 31, 2003, which require all holders of variable interests in VIEs to disclose the nature, purpose, size and activities of the VIEs, including the maximum exposure to losses. The consolidation requirements apply to all new VIEs created on and after February 1, 2003, with transitional provisions for VIEs that existed prior to that date. On December 24, 2003, the FASB issued a revised interpretation to FIN 46 ("FIN 46R") to modify some of the provisions of FIN 46 and to exempt certain entities from its requirements. The Company plans to adopt the provisions of FIN 46R as of March 31, 2004 to all entities that existed prior to February 1, 2003.

The Company has identified Toll Collect as a VIE, and is still assessing whether it is the primary beneficiary.

EITF 00-21

In December 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables." The Issue addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The Company is required to adopt the provisions of EITF 00-21, for revenue arrangements entered into on or after January 1, 2004. To accomplish this, the Company must identify and determine the fair value of the component deliverables. The determination of fair values in the mobile and systems business is complex, as some of the components are price sensitive and volatile in a competitive marketplace. Additionally, the Company will be required to develop processes to update the relative fair values based upon competitive market conditions. The Company is assessing the impact that the implementation of this standard will have on its results of operations, financial position and cash flows.

EITF 01-8

On May 28, 2003, the Financial Accounting Standards Board ratified the consensus reached in the Emerging Issues Task Force Issue No. 01-8, "Determining Whether an Arrangement Contains a Lease" ("EITF 01-8"). EITF 01-8 addresses the issue of how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, "Accounting for Leases." EITF 01-8 requires lease accounting for contractual arrangements that explicitly or implicitly convey the right to use (or control the use of) specific property, plant or equipment. These "embedded lease" attributes exist in certain data processing outsourcing arrangements that require a substantial investment in computer hardware and terminals devoted solely to the use of a single customer, or where providers of network capacity grant rights to capacity on the basis of an indefeasible right of use. The adoption of EITF 01-8 will result in the applicability of lease accounting to agreements previously recorded as service revenues. The Company plans to adopt the provisions of EITF 01-8 for all agreements entered into after December 31, 2003, and it is not expected to have a material impact on the Company's results of operations, financial position and cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h)    Subsequent Events

Acquisition of Scout24 approved by anti-trust authorities

On December 10, 2003, the Supervisory Board of T-Online International AG approved the acquisition of 100 percent of the shares in Scout24 AG, Baar, Switzerland, from the private equity company Beisheim Holding Schweiz AG. The German and Austrian anti-trust authorities approved the transaction at the beginning of February 2004. Subject to agreed adjustments depending on the 2003 financial statements of Scout24 AG, the purchase price is approximately EUR 180 million in cash and includes the assumption of a shareholder loan. The Scout24 marketplaces are aimed at users in Germany, Switzerland, and other European countries.

Sale of shares in Virgin Mobile

At the end of January 2004, T-Mobile and Virgin Group Ltd. signed a contract agreeing that Virgin Group Ltd. would acquire T-Mobile UK's 50-percent stake in their joint venture Virgin Mobile. In return, under the terms of a new wholesale agreement, Virgin Mobile will continue to use T-Mobile UK's network for at least another 10 years; Virgin Mobile has no mobile communications network of its own. In addition, T-Mobile will share in the proceeds of a stock market flotation of Virgin Mobile if one occurs.

Toll Collect

DaimlerChrysler Services, Deutsche Telekom AG, and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) reached an agreement with the Federal Republic of Germany, represented by the German Federal Ministry of Transport, Building and Housing (Federal Ministry of Transport) in September 2002 on the establishment and operation of a system for the recording and collection of toll charges for the use of German highways by commercial vehicles with a permissible total weight of more than 12 tons. Deutsche Telekom and DaimlerChrysler Services each hold a 45-percent stake in the Toll Collect consortium, with the remaining 10 percent being held by Cofiroute. The start of operations, initially scheduled for August 31, 2003, has been delayed.

The consortium has been in negotiations with the Federal Ministry of Transport. The discussions are focused in particular on the timing and the form the system will take at its launch, issues of liability, and other amendments to the agreement, as well as technical aspects of the toll collection system. The Federal Minister of Transport, Building and Housing announced on February 17, 2004 that notice of termination would be given. On February 25, 2004, Deutsche Telekom received this notice of termination dated February 19, 2004.

Under the terms of the operating agreement, the consortium then has the opportunity to remedy within two months the reasons for termination as stated, insofar as they are justified, and to agree with the Federal Ministry of Transport the remaining preconditions for continuation of the Toll Collect project before the Federal Ministry of Transport can finally terminate the agreement. Termination by the Federal Ministry of Transport would also have a negative impact on the net worth, financial position, and results of the Group.

On February 29, 2004, the consortium and the Federal Ministry of Transport agreed on modalities for continued cooperation. The agreement concerns the project plan in particular, as well as issues of liability and remuneration. The consortium and the Federal Ministry of Transport will implement the agreed amendments in the coming weeks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A further capital increase of EUR 80 million was carried out on February 27, 2004 to extend the financing of Toll Collect GmbH and to comply with the agreed equity guarantee. A further capital increase of EUR 150 million is planned for March 2004.

Bonn, March 11, 2004

Deutsche Telekom AG
Board of Management

Kai-Uwe Ricke	Dr. Karl-Gerhard Eick

Josef Brauner	Thomas Holtrop

Dr. Heinz Klinkhammer	René Obermann

Konrad F. Reiss

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By: /s/ ppa. Rolf Ewenz-Sandten Name: Rolf Ewenz-Sandten Title: Vice President

Date: September 9, 2004